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As filed with the Securities and Exchange Commission on November 4, 2002

Registration No. 333-99037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

UNIVISION COMMUNICATIONS INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State of incorporation)	4833 (Primary Standard Industrial Classification Code Number)	95-4398884 (I.R.S. Employer Identification Number)
1999 Avenue of the Stars, Suite 3050 Los Angeles, California 90067 (310) 556-7676 (Address, including zip code and telephone number, including area code, of principal executive office)

C. Douglas Kranwinkle, Esq.
1999 Avenue of the Stars, Suite 3050
Los Angeles, California 90067
(310) 556-7676
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Kendall R. Bishop, Esq. O'Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, California 90067 (310) 553-6700	Mark Early, Esq. Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

Approximate Date of Commencement of Proposed Sale to the Public:
 As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8 of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8, may determine.

Subject to Completion, Dated November 4, 2002

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Univision may not sell these securities until the registration statement is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dear Univision and Hispanic Broadcasting stockholders:

        We are pleased to report that the boards of directors of Univision Communications Inc. and Hispanic Broadcasting Corporation have each unanimously approved a merger agreement providing for a merger involving our two companies. Before we can complete the merger, we must obtain the approval of our companies' stockholders. We are sending you this joint proxy statement/prospectus in order to ask you to vote in favor of the merger agreement and various related matters.

        Pursuant to the merger, Univision will acquire Hispanic Broadcasting. Hispanic Broadcasting stockholders will be entitled to receive 0.85 of a share of Univision Class A common stock in exchange for each share of their Hispanic Broadcasting common stock, and as a result Hispanic Broadcasting stockholders will become Univision stockholders. However, Hispanic Broadcasting stockholders will receive cash instead of fractional shares of Univision. Each outstanding Univision share will remain unchanged in the merger.

        We estimate that pursuant to this merger Univision will issue approximately 92.4 million Univision Class A common shares. Therefore, assuming the merger had been completed as of August 31, 2002, Hispanic Broadcasting stockholders would have owned approximately 29% of the outstanding shares and 14% of the outstanding voting interest of the combined company, excluding options and warrants. Univision stockholders would have owned 71% of the outstanding shares and 86% of the outstanding voting interest of the combined company, excluding options and warrants.

        Univision Class A common shares and Hispanic Broadcasting Class A common shares trade on the New York Stock Exchange under the symbols "UVN" and "HSP", respectively. On                 , 2002, the closing price of the Univision Class A common stock as reported by the New York Stock Exchange was $            , and the closing price of the Hispanic Broadcasting Class A common stock as reported on the New York Stock Exchange was $            .

        We have scheduled special meetings for you to vote on the merger-related proposals. At the Univision special meeting, stockholders will vote on two separate proposals: first, the issuance of Univision common shares pursuant to the merger and, second, the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock. At the Hispanic Broadcasting special meeting, stockholders will vote on the merger agreement.

        YOUR VOTE IS VERY IMPORTANT.    Whether or not you plan to attend your special meeting, please take the time to vote by completing, signing, dating and returning the enclosed proxy card to us.

        This document provides you with detailed information about the merger and the special meetings. As described in the next few pages, you can also find more information about our companies from publicly available documents on file with the Securities and Exchange Commission.

        We encourage you to read this entire joint proxy statement/prospectus carefully, including all of its annexes, and we especially encourage you to read the section entitled "Risk Factors" beginning on page    .

        We enthusiastically support this combination, and we join with the members of our boards of directors in recommending that you vote FOR the merger agreement and the other proposals.

A. Jerrold Perenchio Chairman and Chief Executive Officer Univision Communications Inc.	McHenry T. Tichenor, Jr. Chairman, President and Chief Executive Officer Hispanic Broadcasting Corporation

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Univision common shares to be issued under this joint proxy statement/prospectus or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        This joint proxy statement/prospectus is dated and is first being mailed to stockholders on or about                , 2002.

UNIVISION COMMUNICATIONS INC.
1999 Avenue of the Stars, Suite 3050
Los Angeles, California 90067

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
 TO BE HELD ON                          , 2002

To the stockholders of
Univision Communications Inc.:

        A special meeting of Univision stockholders will be held on                        , 2002, at       a.m., California time, at                        , Los Angeles, California, to consider and act upon the following proposals:

          1.    To approve the issuance of Univision common shares to Hispanic Broadcasting stockholders pursuant to the proposed merger of Hispanic Broadcasting with Univision Acquisition Corporation, a newly formed, wholly owned subsidiary of Univision.

          2.    To approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock from 300,000,000 to 800,000,000 shares.

          3.    To transact such other business as may properly come before the Univision special meeting or any adjournment or postponement of the meeting.

        The Univision board of directors has unanimously approved and adopted the proposals presented by this joint proxy statement/prospectus and determined that they are advisable, fair to and in the best interest of Univision and its stockholders and unanimously recommends that the Univision stockholders vote FOR the proposals.

        Only stockholders of record at the close of business on                        , 2002 are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the meeting.

        The terms of the proposed merger with Hispanic Broadcasting are more fully described in the joint proxy statement/prospectus attached to this notice.

        We would like you to attend the special meeting. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, we encourage you to read the attached joint proxy statement/prospectus carefully and then complete, sign, date and return the enclosed proxy card that will indicate your vote. If you do attend the meeting and desire to vote in person, you may do so by voting in person, which will revoke any previously delivered proxy.

                      By Order of the Board of Directors,

                      Robert V. Cahill
                       Vice Chairman and Secretary

                        , 2002

HISPANIC BROADCASTING CORPORATION
3102 Oak Lawn Avenue, Suite 215
Dallas, Texas 75219

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
 TO BE HELD ON                          , 2002

To the stockholders of
Hispanic Broadcasting Corporation:

        A special meeting of Hispanic Broadcasting stockholders will be held on                        , 2002, at       a.m., Texas time, at                        , Dallas, Texas, to consider and act upon the following proposals:

          1.    To adopt the Agreement and Plan of Reorganization dated as of June 11, 2002 by and among Hispanic Broadcasting, Univision and Univision Acquisition Corporation, which is a newly formed, wholly owned subsidiary of Univision, pursuant to which Hispanic Broadcasting will merge with Univision Acquisition Corporation.

          2.    To transact such other business as may properly come before the Hispanic Broadcasting special meeting or any adjournment or postponement of the meeting.

        The Hispanic Broadcasting board of directors has unanimously approved and adopted the Agreement and Plan of Reorganization and determined that the agreement and the merger are advisable, fair to and in the best interest of Hispanic Broadcasting and its stockholders. The Hispanic Broadcasting board of directors unanimously recommends that the Hispanic Broadcasting stockholders vote FOR the adoption of the Agreement and Plan of Reorganization.

        Only stockholders of record at the close of business on                        , 2002 are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the meeting.

        The terms of the proposed merger with Univision are more fully described in the joint proxy statement/prospectus attached to this notice.

        We would like you to attend the special meeting. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, we encourage you to read the attached joint proxy statement/prospectus carefully and then complete, sign, date and return the enclosed proxy card that will indicate your vote. If you do attend the meeting and desire to vote in person, you may do so by voting in person, which will revoke any previously delivered proxy.

                      By Order of the Board of Directors,

                      David Gerow
                       Secretary

                        , 2002

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Univision Communications Inc., which we refer to in this document as Univision, and Hispanic Broadcasting Corporation, which we refer to as Hispanic Broadcasting, each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any reports, proxy statements and other information at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the SEC Public Reference Room. The SEC also maintains a website that contains these reports and other documents at http://www.sec.gov.

        Univision has filed a registration statement on Form S-4 to register with the SEC the Univision common shares that Hispanic Broadcasting stockholders will receive in connection with the merger. This joint proxy statement/prospectus is part of the registration statement of Univision on Form S-4 and is a prospectus of Univision, a proxy statement of Univision for its special meeting, and a proxy statement of Hispanic Broadcasting for its special meeting.

        This joint proxy statement/prospectus incorporates business and financial information about Univision and Hispanic Broadcasting from documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. The SEC permits us to "incorporate by reference" important information by referring you to another document filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, unless superseded by information contained directly in this joint proxy statement/prospectus or by information in documents that we incorporate by reference now but do not actually file with or furnish to the SEC until later.

        Specifically, this joint proxy statement/prospectus incorporates by reference the documents set forth below, all of which have been previously filed with the SEC.

Univision SEC Filings (File No. 001-12223)	Period or Filing Date
Annual Report on Form 10-K	Year Ended December 31, 2001
Quarterly Report on Form 10-Q	Quarter Ended March 31, 2002
Quarterly Report on Form 10-Q	Quarter Ended June 30, 2002
Current Report on Form 8-K	Filed on June 13, 2002
Current Report on Form 8-K	Filed on June 14, 2002
Current Report on Form 8-K/A	Filed on June 25, 2002
Hispanic Broadcasting SEC Filings (File No. 0-24516)	Period or Filing Date
Annual Report on Form 10-K	Year Ended December 31, 2001
Quarterly Report on Form 10-Q	Quarter Ended March 31, 2002
Quarterly Report on Form 10-Q	Quarter Ended June 30, 2002
Current Report on Form 8-K	Filed on June 13, 2002
Current Report on Form 8-K	Filed on August 13, 2002

        In addition, we also incorporate by reference into this joint proxy statement/prospectus additional information that either of us may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the dates of the special meetings. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        You may not have some of the documents incorporated by reference, but you can obtain any of them through the SEC as described above or from us at no cost by written or oral request as follows:

Univision Communications Inc. Attention: Corporate Secretary 1999 Avenue of the Stars, Suite 3050 Los Angeles, California 90067 Telephone Number: (310) 556-7676	Hispanic Broadcasting Corporation Attention: Corporate Secretary 3102 Oak Lawn Avenue, Suite 215 Dallas, Texas 75219 Telephone Number: (214) 525-7700

        If you would like to request documents from us, please do so by                                                 , 2002.

        Information in this joint proxy statement/prospectus regarding Univision has been provided by Univision and information in this joint proxy statement/prospectus regarding Hispanic Broadcasting has been provided by Hispanic Broadcasting.

        You should rely only on the information in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making any offer to sell (or soliciting any offer to buy) any securities, or soliciting any proxy, in any state where it is unlawful to do so.

i

Interests of Directors and Executive Officers of Hispanic Broadcasting Pursuant to the Merger	53
No Appraisal Rights	54
Accounting Treatment of the Merger	54
Regulatory Approvals Required to Complete the Merger	54
Listing of Univision Common Shares Issued Pursuant to the Merger	56
Restrictions on Sales of the Univision Common Shares Issued Pursuant to the Merger	56
Delisting of Hispanic Broadcasting Common Shares	56
Material Federal Income Tax Considerations	56
THE AGREEMENT AND PLAN OF REORGANIZATION	59
Structure and Completion of the Merger	59
Exchange of Stock Certificates	59
Representations and Warranties	59
Covenants and Agreements	60
Other Effects of the Merger	65
Conditions to Completion of the Merger	66
Termination of the Agreement and Payment of a Termination Fee	68
Extension, Waiver and Amendment of the Agreement	69
OTHER AGREEMENTS	70
Univision Stockholder Support Agreement	70
Hispanic Broadcasting Stockholder Support Agreement	70
Voting Agreement	70
Affiliate Agreements	71
Registration Rights Agreement	71
Employment Agreement	72
PROPOSAL TO APPROVE AMENDMENT OF ARTICLE FOURTH OF UNIVISION'S CERTIFICATE OF INCORPORATION	73
MARKET PRICE AND DIVIDEND DATA	75
UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS	77
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS	81
OWNERSHIP OF CAPITAL STOCK	84
Security Ownership of Certain Beneficial Owners and Management of Univision	84
Security Ownership of Certain Beneficial Owners and Management of Hispanic Broadcasting	87
DESCRIPTION OF UNIVISION CAPITAL STOCK	89
General	89
Common Stock	89
Preferred Stock	91
Provisions of Univision's Certificate of Incorporation and Bylaws Relating to Foreign Ownership of Common Stock	91
Bylaws Supermajority Voting Provisions	92
Anti-Takeover Effects	93
Transfer Agent and Registrar	94
Exculpation and Indemnification of Directors and Officers	94
COMPARISON OF STOCKHOLDER RIGHTS	95
General	95
Authorized Capital Stock	95
Voting Rights	95

ii

Conversion Rights	96
Redemption Rights	96
Number and Election of Directors	96
Filling Vacancies on the Board of Directors	97
Amendments to Certificate of Incorporation	97
Amendments to Bylaws	97
Right to Call Special Meetings of Stockholders	97
LEGAL MATTERS	98
EXPERTS	98
STOCKHOLDER PROPOSALS	99
ANNEX A: AGREEMENT AND PLAN OF REORGANIZATION	A-1
ANNEX B: OPINION OF UBS WARBURG	B-1
ANNEX C: OPINION OF CREDIT SUISSE FIRST BOSTON	C-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
As a Univision stockholder or a Hispanic Broadcasting stockholder, you are being asked to approve certain proposals in order for us to complete the merger. As a Univision stockholder, you are also being asked to approve an amendment to Univision's Certificate of Incorporation increasing Univision's authorized Class A common stock.

Q:
What will happen in the merger?

A:
As a result of the merger, Hispanic Broadcasting will become a subsidiary of Univision, and, upon exchanging their certificates, Hispanic Broadcasting stockholders will become Univision stockholders.

  We estimate that pursuant to the merger Univision will issue approximately 92.4 million Univision Class A common shares to Hispanic Broadcasting stockholders. Therefore, assuming the merger had been completed as of August 31, 2002, Hispanic Broadcasting stockholders would have owned approximately 29% of the outstanding shares and 14% of the outstanding voting interest of the combined company, excluding options and warrants.

Q:
What will Hispanic Broadcasting stockholders be entitled to receive pursuant to the merger?

A:
Each issued and outstanding share of Hispanic Broadcasting common stock will convert into the right to receive 0.85 of a share of Univision Class A common stock, except that Hispanic Broadcasting stockholders will receive cash instead of fractional shares of Univision. Each issued and outstanding

Univision share will remain outstanding and will not be affected by the merger. Univision Class A common shares trade on the New York Stock Exchange under the symbol "UVN."

  Since the number of Univision shares that Hispanic Broadcasting stockholders will receive is fixed under the exchange ratio, Hispanic Broadcasting stockholders will not know at the time they vote on the merger the value of the Univision shares that they will receive. The value of the Univision shares they will receive will depend on the market price of the Univision shares when the merger is completed. Please see page     for a table setting forth the value of the per-share consideration that Hispanic Broadcasting stockholders will receive in the merger based upon a recent range of prices of Univision Class A common stock. Based on the closing price of Univision's Class A common stock of $25.83 per share on November 1, 2002, the aggregate dollar value of the merger is approximately $2.4 billion.

  In certain circumstances, holders of Hispanic Broadcasting Class B common stock may receive Univision Class B common stock pursuant to the merger. See the section entitled "Description of the Merger—Potential Restructuring of the Merger" beginning on page     .

Q:
What will happen to Hispanic Broadcasting stock options pursuant to the merger?

A:
When we complete the merger, Univision will assume all outstanding Hispanic Broadcasting stock options, and all such options will fully vest (except for certain options issued to Hispanic Broadcasting's executive officers in the month before the signing of the Agreement and Plan of Reorganization). Each assumed option will convert into an option to purchase that number of Univision Class A common shares determined by multiplying 0.85 by the number of Hispanic Broadcasting Class A common shares covered by the option immediately before the completion of the merger, with fractional shares rounded down to the nearest whole share. The exercise price per Univision Class A common share will be the exercise price per Hispanic Broadcasting Class A common share applicable to that option immediately before the completion of the merger, divided by 0.85, rounded down to the nearest whole cent.

Q:
What will happen at the Univision special meeting?

A:
Univision will hold a special meeting of its stockholders to:

•
vote on a proposal to approve the issuance of Univision Class A common shares pursuant to the merger;

•
vote on a proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock; and

•
transact any other business that properly comes before the special meeting.

Q:
What will happen at the Hispanic Broadcasting special meeting?

A:
Hispanic Broadcasting will hold a special meeting of its stockholders to:

•
vote on a proposal to adopt the Agreement and Plan of Reorganization; and

•
transact any other business that properly comes before the special meeting.

Q:
What stockholder approvals are required to complete the merger?

A:
By Hispanic Broadcasting Stockholders: The proposal to adopt the Agreement and Plan of Reorganization requires the approval of the holders of:

•
a majority in voting power of the Hispanic Broadcasting Class A common stock outstanding and entitled to vote, voting as a separate class, and

•
a majority in voting power of the Hispanic Broadcasting Class B common stock outstanding and entitled to vote, voting as a separate class.

  Members of the Tichenor family, who as of August 31, 2002 controlled approximately 16.1% of the Hispanic Broadcasting Class A common stock outstanding and entitled to vote, have agreed to vote in favor of the proposal. Similarly, Clear Channel Communications, Inc., a stockholder of Hispanic Broadcasting which we refer to as Clear Channel and which holds 100% of the Hispanic Broadcasting Class B common stock outstanding and entitled to vote, has agreed to vote in favor of the proposal.

  By Univision Stockholders: The proposal to issue the Univision shares pursuant to the merger requires the approval of the holders of a majority of the votes cast at the special meeting. This proposal is assured of being approved because A. Jerrold Perenchio, who as of August 31, 2002 controlled 66% of the votes that can be cast at the special meeting, has agreed to vote for the proposal.

  The proposal to amend Article FOURTH of Univision's certificate of incorporation to increase the authorized Univision Class A common stock requires the approval of the holders of:

  •
  a majority in voting power of the Univision Class A common stock outstanding and entitled to vote, voting as a separate class, and

  •
  a majority in voting power of all Univision common stock outstanding and entitled to vote.

  Mr. Perenchio, who controls the majority in voting power of all Univision common stock outstanding and entitled to vote, has already approved the proposal. Therefore, the only stockholder approval still needed to effect the amendment is the approval of the holders of a majority in voting power of Univision's Class A common stock outstanding and entitled to vote.

  Mr. Perenchio, who as of August 31, 2002 controlled 224,994 shares of Univision Class A common stock outstanding and entitled to vote, has agreed to vote his shares of Class A common stock in favor of the proposal.

  Other changes to Univision's certificate of incorporation described in the section entitled "Proposal to Approve Amendment of Article FOURTH of Univision's Certificate of Incorporation" beginning on page     have already been approved by each class that is entitled to vote as a separate class on these other changes.

Q:
What will happen if the Univision stockholders do not approve the proposal to amend Article FOURTH of Univision's certificate of incorporation in order to increase the authorized Univision Class A common stock?

A:
If the proposal to amend Article FOURTH of Univision's certificate of incorporation is not approved but the merger is completed, the holders of Class P and Class V common stock have agreed not to convert their shares into Class A common stock and not to exercise their warrants, and that Univision need not reserve Class A common shares for such conversion or exercise, until such time as Article FOURTH is subsequently amended to sufficiently increase the authorized shares. Please see the section entitled "Proposal to Approve Amendment of Article FOURTH of Univision's Certificate of Incorporation" for more information.

Q:
When and where will the stockholder votes take place?

A:
Univision stockholders will vote at the Univision special meeting, and Hispanic Broadcasting stockholders will vote at the Hispanic Broadcasting special meeting. The special meetings will take place on                        , 2002 at the locations specified on the notices inside the cover page of this document.

Q:
How do the boards of directors of Univision and Hispanic Broadcasting recommend that I vote?

  The Univision board of directors unanimously recommends that its stockholders vote FOR the proposal to approve the issuance of Univision Class A common stock pursuant to the merger and FOR the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock.

  The Hispanic Broadcasting board of directors unanimously recommends that its stockholders vote FOR the proposal to adopt the Agreement and Plan of Reorganization.

Q:
How do I vote?

A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, you may vote your shares by completing, signing, dating and returning the enclosed proxy card in the enclosed return envelope as soon as possible. You may also attend in person and vote at the special meeting instead of submitting a proxy. However, in order to assure that we obtain your vote, please vote as instructed on your proxy card even if you plan to attend in person. You can always change your vote at the special meeting.

  If you sign and mail your proxy and do not indicate how you want to vote, your proxy will be voted for the approval of your company's proposals.

Q:
How do I vote my shares if they are held in "street name"?

A:
You should contact your broker. Your broker can give you directions on how to instruct the broker to vote your shares. Your broker will not vote your shares unless the broker receives instructions from you.

Q:
May I change my vote even after returning my proxy card?

A:
Yes. If you want to change your vote, you may do so at any time before your company's special meeting by sending to your company's secretary a signed revocation or a proxy with a later date, or by attending the special meeting and voting in person.

Q:
When do you expect to complete the merger?

A:
We hope to complete the merger by the end of December 2002.

Q:
Should I send in my Hispanic Broadcasting share certificates now?

A:
No. After we complete the merger, we will send written instructions to Hispanic Broadcasting stockholders that explain how to exchange shares for the appropriate number of shares of Univision common stock.

Q:
Are there risks I should consider in deciding whether to vote for the merger?

A:
Yes. We have set out in the section entitled "Risk Factors" beginning on page     of this joint proxy statement/prospectus a number of risk factors that you should carefully consider before voting.

Q:
Whom can I call with questions?

A:
If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, please contact:

If you are a Hispanic Broadcasting stockholder:	If you are a Univision stockholder:
D.F. King & Co., Inc.	Georgeson Shareholder Communications, Inc.
77 Water Street New York, NY 10005	17 State Street 10th Floor New York, NY 10004
Call Toll-Free: 1-800-290-6429	Call Toll-Free: 1-866-807-3032

SUMMARY

        This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers in order to fully understand the merger and the other proposals. See the section entitled "Where You Can Find Additional Information" beginning on page     . For a discussion of the risk factors that you should carefully consider, see the section entitled "Risk Factors" beginning on page     . Most items in this summary include a page reference directing you to a more complete description of that item.

The Companies

  Univision Communications Inc.
  1999 Avenue of the Stars, Suite 3050
  Los Angeles, California 90067
  (310) 556-7676

        Univision is the leading Spanish-language media company in the United States, currently operating in three business segments:

  •
  Television: Univision's principal segment is television, which consists of the Univision, Telefutura and Galavision television networks, 53 owned-and-operated broadcast television stations (30 full-power and 23 low-power), and Univision's television production business. The Univision Network is the leading Spanish-language television network in the United States, reaching more than 97% of all United States Hispanic households (those with a head of household who is of Hispanic descent or origin regardless of the language spoken in the household). On January 14, 2002, Univision launched a new 24-hour general interest Spanish-language broadcast network, Telefutura, to meet the diverse preferences of the multi-faceted United States Hispanic community. Galavision is the leading United States Spanish-language, general entertainment, basic cable television network, reaching approximately 5 million Hispanic cable and satellite subscribers.

  •
  Music: Univision's music recording and music publishing business was launched in April 2001. In June 2001, Univision acquired a 50% interest in Monterey, Mexico-based DISA Records, S.A. de C.V., one of the largest independent Spanish-language record labels in the world. In April 2002, Univision acquired Grupo Televisa S.A.'s record and music publishing business by acquiring the Fonovisa Music Group, including Fonovisa, Inc. Univision Music currently sells more Latin music recordings in the United States than any other record company.

  •
  Internet: Univision operates an Internet portal, univision.com, which provides Spanish-language content directed at Hispanics in the United States, Mexico and Latin America.

        Approximately $510 million of Univision's approximately $537 million net revenues for the first six months of 2002 were derived from the television business segment. The music and Internet business segments, which together accounted for less than 5% of Univision's total net revenues during the first six months of 2002, operated at a loss during this period, and Univision expects both segments to have operating losses for all of 2002. Univision has made several acquisitions over the last few years, including its $1.1 billion asset acquisition of USA Broadcasting, Inc., and, as a result, Univision had total indebtedness of approximately $1.5 billion as of June 30, 2002. Its ability to service its debt depends on its ability to continue to generate sufficient cash. In 2001, Univision generated in excess of approximately $220 million in cash from operations.

        As of June 30, 2002, Univision had an approximate 31% interest in Entravision Communications Corporation, a diversified Spanish-language media company that owns and operates the majority of Univision's non-owned, full-power broadcast affiliates. Entravision operates television stations in 21 of the nation's top 50 Hispanic markets and owns or operates 38 of Univision's primary affiliated television stations. Entravision operates 54 radio stations in 25 United States markets, serving portions of Arizona, California, Colorado, Florida, Illinois, Nevada, New Mexico and Texas. In connection with the completion of the merger, Univision expects to restructure its ownership interest in Entravision by exchanging its common stock for non-voting stock.

        Univision is a Delaware corporation, incorporated in 1992.

  Hispanic Broadcasting Corporation
  3102 Oak Lawn Avenue, Suite 215
  Dallas, Texas 75219
  (214) 525-7700

        Hispanic Broadcasting is the largest Spanish-language radio broadcasting company, as measured in gross revenues, and the 9th largest radio broadcaster in the United States. Hispanic Broadcasting currently owns and programs 55 radio stations in 14 markets. Its stations are located in 14 of the 20 largest Hispanic markets in the United States, Los Angeles, New York, Miami, Chicago, Houston, San Francisco/San Jose, Dallas/Fort Worth, San Antonio, McAllen/Brownsville/Harlingen, Phoenix, San Diego, El Paso, Fresno and Las Vegas. In addition, Hispanic Broadcasting operates HBC Radio Network, which is one of the largest Spanish-language radio broadcast networks in the United States in terms of audience delivery, and HBCi which operates Hispanic Broadcasting's internet websites and a network of Hispanic community-focused bilingual websites at www.netmio.com.

        Hispanic Broadcasting is a Delaware corporation, incorporated in 1992.

  Univision Acquisition Corporation
  1999 Avenue of the Stars, Suite 3050
  Los Angeles, California 90067
  (310) 556-7676

        Univision Acquisition Corporation is a Delaware corporation and a wholly owned subsidiary of Univision, incorporated in 2002 solely for the purpose of effecting the merger.

What are the percentage share ownerships of the directors and executive officers of Univision and Hispanic Broadcasting? (pages     and    )

        As of August 31, 2002, the directors and executive officers of Univision and their affiliates owned and were entitled to vote all of the Class P, T, and V common stock, and, because of the 10-for-1 voting rights of the Class P common stock, these shares represent approximately 70% of the votes that can be cast at the Univision special meeting with respect to the proposal to approve the issuance of the shares pursuant to the merger. As of August 31, 2002, they owned and were entitled to vote approximately 11% of the voting power of the Univision Class A common stock outstanding and entitled to vote with respect to the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock.

        As of August 31, 2002, the directors and executive officers of Hispanic Broadcasting and their affiliates owned and were entitled to vote, in the aggregate, 13,936,639 shares of Class A common stock of Hispanic Broadcasting. These shares represent approximately 17.2% of the shares of Hispanic Broadcasting Class A common stock entitled to vote with respect to the proposal to adopt the Agreement and Plan of Reorganization.

Some Hispanic Broadcasting directors and executive officers have interests in the merger that are different from the other Hispanic Broadcasting stockholders (page     )

        In considering the recommendation of the Hispanic Broadcasting board of directors to vote for the adoption of the Agreement and Plan of Reorganization, you should be aware that some of the executive officers and directors of Hispanic Broadcasting have interests in the merger that are different from, and in addition to, the interests of other Hispanic Broadcasting stockholders, including:

  •
  McHenry Tichenor, Jr. entered into an employment agreement with Univision to serve full-time in Dallas, Texas as Univision's Executive Vice President and President of Radio Operations, effective on the closing of the merger. Mr. Tichenor's annual base salary is $600,000. The employment agreement also provides for the grant of stock options to purchase 200,000 shares of Univision Class A common stock.

  •
  At the closing of the merger, Clear Channel and members of the Tichenor family will receive registration rights with respect to the Univision common stock that they receive pursuant to the merger.

  •
  Mr. Perenchio has agreed to take action to elect to the Univision board of directors McHenry T. Tichenor, Jr. and                        .

  •
  Univision has agreed to indemnify the Hispanic Broadcasting officers and directors to the fullest extent permitted by law against all claims arising from acts and omissions by them in such capacity occurring before the date of the merger. Univision has also agreed for a period of five years after the merger to cause to be maintained officers' and directors' liability insurance for those currently covered in such capacities with Hispanic Broadcasting.

  •
  Hispanic Broadcasting has agreed to reimburse members of the Tichenor family for their expenses incurred in connection with the merger.

Opinion of Univision's financial advisor (page     )

        In connection with the merger, the board of directors of Univision received an oral opinion, which was confirmed by delivery of a written opinion dated June 10, 2002, from UBS Warburg LLC, which we refer to as UBS Warburg, to the effect that, as of that date and based on and subject to assumptions, limitations and qualifications in the written opinion, the ratio of Univision stock to be received for each share of Hispanic Broadcasting stock is fair, from a financial point of view, to Univision. The full text of UBS Warburg's written opinion is attached to this proxy statement as Annex B. Holders of Univision common shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, and the limitations and qualifications on the review undertaken, matters addressed and opinion expressed by UBS Warburg. The opinion did not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Univision or Univision's underlying business decision to effect the merger, and did not constitute a recommendation to any securityholder as to how such securityholder should vote with respect to any matters relating to the proposed merger. We urge you to read the opinion carefully.

Opinion of Hispanic Broadcasting's financial advisor (page     )

        The Hispanic Broadcasting board of directors' recommendation is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Credit Suisse First Boston Corporation, which we refer to as Credit Suisse First Boston, to the Hispanic Broadcasting board of directors on June 10, 2002 to the effect that, as of such date, and based on and subject to the matters described in its written opinion, the exchange ratio was fair to the holders of Class A common stock of Hispanic Broadcasting from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse First Boston in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Hispanic Broadcasting or Hispanic Broadcasting's underlying business decision to effect the merger, and does not constitute a recommendation to any holder of securities as to how such holder should vote with respect to the proposed merger. We urge you to read the opinion carefully.

The merger is subject to certain regulatory approvals (page     )

        The merger is subject to United States antitrust laws. We made the required filings with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice on August 12, 2002. On September 11, 2002, the Antitrust Division made a request for additional information and documentary material. We continue to provide information to, and cooperate with, the Antitrust Division. The merger is also subject to approval by the United States Federal Communications Commission. We filed an application seeking consent to the merger with the FCC on July 23, 2002. The FCC, FTC and DOJ, as well as certain other governmental or private parties, may challenge the merger at any time before or after its completion.

Hispanic Broadcasting's counsel has opined that the merger will qualify as a tax-free reorganization (page     )

        Vinson & Elkins L.L.P., counsel to Hispanic Broadcasting, has delivered an opinion to Hispanic Broadcasting that the merger will qualify as a tax-free reorganization and that United States holders of Hispanic Broadcasting common stock will not recognize any income, gain or loss under United States federal income tax laws as a result of the merger. A United States holder will, however, recognize gain or loss in connection with any cash received instead of a fractional share of Univision common stock.

        Tax matters can be very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. We strongly encourage you to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Hispanic Broadcasting's ability to be acquired by someone other than Univision is limited (page     )

        Hispanic Broadcasting has agreed that it will not initiate, solicit, or encourage any acquisition proposals from third parties, although it may respond to certain unsolicited superior proposals. Hispanic Broadcasting must promptly notify Univision of any such proposals and, if it accepts a superior proposal, pay a $100 million termination fee to Univision.

What we will do until the merger closes or until we terminate the agreement (page     )

        Each of Hispanic Broadcasting and Univision agreed to conduct its operations in the ordinary course, preserve its business relationships, and limit certain of its activities in the time between the signing of the agreement and the earlier of the agreement's termination or the completion of the merger. Each company also agreed to make certain filings, cooperate with the other, and take certain other actions to try to complete the merger.

What is needed to complete the merger (page     )

        Several conditions must be satisfied or waived before we complete the merger, including those summarized below:

  •
  approval by Univision stockholders of the issuance of Univision shares pursuant to the merger;

  •
  adoption by the Hispanic Broadcasting stockholders of the Agreement and Plan of Reorganization;

  •
  approval by United States antitrust authorities, the FCC, and all other governmental and regulatory bodies from which approval is required;

  •
  receipt of an opinion by Hispanic Broadcasting confirming the tax opinion it has already received;

  •
  receipt by certain Hispanic Broadcasting stockholders of a registration rights agreement with respect to the Univision common stock issued to them pursuant to the merger;

  •
  the stockholder support agreements, the voting agreement, and the employment agreement discussed in more detail in the section entitled "Other Agreements" beginning on page     must be in full force and effect; and

  •
  receipt by Hispanic Broadcasting of all consents required under any agreement or other obligation, except as would not have a material adverse effect.

        According to the Agreement and Plan of Reorganization, Hispanic Broadcasting may not waive the receipt of the registration rights agreement as a condition to the closing. In addition, Hispanic Broadcasting does not intend to waive the requirement that it receive the tax opinion at closing and will not do so without circulating a revised proxy statement in order to resolicit stockholder approval.

How we can terminate the agreement (page     )

        Under circumstances specified in the Agreement and Plan of Reorganization, either of Univision or Hispanic Broadcasting may terminate the agreement, including if:

  •
  the other party breaches certain provisions of the agreement;

  •
  the merger is not completed by September 30, 2003 and the party seeking to terminate is not in material breach of the agreement;

  •
  either company's stockholders do not approve the matters required to be approved by them related to the merger; or

  •
  any court, regulatory or governmental action restraining the transactions becomes final.

        In addition, Hispanic Broadcasting may terminate the agreement:

  •
  before the adoption of the agreement by its stockholders if it receives an unsolicited acquisition proposal, provides notice to Univision, and determines in good faith, following consultation with a nationally recognized firm of outside legal counsel and financial advisors, that the acquisition proposal is a superior proposal; or

  •
  if Univision's board of directors fails to recommend against, or Univision enters into, a transaction in which a third party takes control of Univision.

        In addition, Univision may terminate the agreement if, before the Hispanic Broadcasting special meeting, the Hispanic Broadcasting board of directors:

  •
  withdraws or adversely modifies its recommendation in favor of the merger; or

  •
  recommends to its stockholders (or fails to recommend against) an "acquisition proposal" within the time period prescribed under tender offer rules.

Either Univision or Hispanic Broadcasting could owe a breakup fee to the other (page     )

        If the merger agreement is terminated, either Univision or Hispanic Broadcasting, in specified circumstances, may be required to pay a termination fee of $100 million to the other (page     )

How do the rights of Hispanic Broadcasting stock compare to the rights of Univision stock that the Hispanic Broadcasting stockholders will be entitled to receive pursuant to the merger (page     )

        When Hispanic Broadcasting stockholders become Univision stockholders after the merger, their rights will be governed by Univision's certificate of incorporation and bylaws. Those rights differ from the current rights of Hispanic Broadcasting stockholders under Hispanic Broadcasting's certificate of incorporation and bylaws.

There are no stockholder appraisal rights pursuant to the Merger (page     )

        Neither Univision stockholders nor Hispanic Broadcasting stockholders will be entitled to any appraisal rights under the General Corporation Law of the State of Delaware or any other applicable law in connection with the merger.

Univision will list the Class A shares issued pursuant to the merger on the New York Stock Exchange but the shares owned by affiliates of (that is, those who control) Hispanic Broadcasting will not be freely transferable (page     )

        Univision will use reasonable best efforts to cause the Univision Class A common shares issuable pursuant to the merger to be authorized for listing on the New York Stock Exchange before the completion of the merger, subject to official notice of issuance.

        All Univision Class A common shares that Hispanic Broadcasting stockholders receive pursuant to the merger will be freely transferable, except for shares received by "affiliates" of Hispanic Broadcasting under the Securities Act of 1933 at the time of the Hispanic Broadcasting special meeting.

SUMMARY SELECTED FINANCIAL DATA

Summary Selected Historical Consolidated Financial Data for Univision

        The following table presents a summary of Univision's historical financial results as of the dates and for the periods indicated.

        The historical consolidated statements of income data presented below for the fiscal years ended December 31, 1999, 2000 and 2001 and the historical consolidated balance sheets data as of December 31, 2000 and 2001 have been derived from Univision's audited consolidated financial statements and related notes thereto incorporated by reference into this joint proxy statement/prospectus. The historical consolidated statements of income data presented below for the fiscal years ended December 31, 1997 and 1998 and the historical consolidated balance sheets data as of December 31, 1997, 1998 and 1999 have been derived from Univision's audited consolidated financial statements and related notes thereto, which are not incorporated by reference into this joint proxy statement/prospectus. Univision's historical financial data as of and for the six months ended June 30, 2002 have been derived from, and should be read in conjunction with, Univision's unaudited condensed consolidated financial statements and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The unaudited consolidated income data for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for any other interim period or for fiscal year 2002 as a whole. However, in the opinion of Univision's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the financial condition at such date and the results of income for such period. The historical financial information may not be indicative of Univision's future performance.

        It is important for you to read the following summary of selected historical consolidated financial data together with Univision's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Univision's consolidated financial statements and accompanying notes in Univision's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission, all of which are incorporated by reference into this joint proxy statement/prospectus.

	Year Ended December 31,
						Six Months Ended June 30, 2002
	1997	1998	1999	2000	2001
	(In thousands, except per share data)
Historical Consolidated Statement of Income Data:
Net revenues	$459,741	$577,053	$693,090	$863,459	$887,870	$537,245
Income before income taxes, extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary.	63,694	50,275	175,080	225,004	117,582	53,384
Income tax (benefit) expense	(19,465)	40,348	91,536	108,081	62,865	23,595

Income before extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary	83,159	9,927	83,544	116,923	54,717	29,789
Extraordinary loss on extinguishment of debt, net of tax	—	—	(2,611)	—	(2,306)	—
Cumulative effect of accounting change of unconsolidated subsidiary	—	—	—	—	—	(7,887)

Net income	$83,159	$9,927	$80,933	$116,923	$52,411	$21,902

As adjusted income before extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary(1)	N/A	N/A	$117,942	$150,634	$91,169	$29,764
Income per share before extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary:
Basic	$0.48	$0.05	$0.43	$0.57	$0.26	$0.14
Diluted	$0.36	$0.04	$0.35	$0.49	$0.23	$0.12
As adjusted income per share before extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary(1)
Basic	N/A	N/A	$0.61	$0.74	$0.44	$0.14
Diluted	N/A	N/A	$0.50	$0.64	$0.38	$0.12
Historical Consolidated Balance Sheet Data (at end of period):
Working capital (deficiency)	$(5,275)	$1,100	$36,009	$(113,349)	$326,413	$70,880
Total assets	967,755	938,329	974,457	1,448,305	3,163,544	3,317,555
Long-term debt and capital lease obligations	460,830	377,435	303,138	377,689	1,662,018	1,399,355
Stockholders' equity	346,229	394,648	513,778	695,272	813,280	1,492,939

(1)
Represents income and income per share before extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary as if Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles" was effective January 1, 1999.

N/A—Not Available

Summary Selected Historical Consolidated Financial Data for Hispanic Broadcasting

        The following table presents Hispanic Broadcasting's historical financial results as of the dates and for the periods indicated.

        The historical consolidated statements of income data presented below for the fiscal years ended December 31, 1999, 2000 and 2001 and the historical consolidated balance sheets data as of December 31, 2000 and 2001 have been derived from Hispanic Broadcasting's audited consolidated financial statements and related notes thereto incorporated by reference into this joint proxy statement/prospectus. The historical consolidated statements of income data presented below for the fiscal years ended December 31, 1997 and 1998 and the historical consolidated balance sheets data as of December 31, 1997, 1998 and 1999 have been derived from Hispanic Broadcasting's audited consolidated financial statements and related notes thereto, which are not incorporated by reference into this joint proxy statement/prospectus. Hispanic Broadcasting's historical financial data as of and for the six months ended June 30, 2002 have been derived from, and should be read in conjunction with, Hispanic Broadcasting's unaudited condensed consolidated financial statements and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The unaudited consolidated income data for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for any other interim period or for fiscal year 2002 as a whole. However, in the opinion of Hispanic Broadcasting's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the financial condition at such date and the results of income for such period. The historical financial information may not be indicative of Hispanic Broadcasting's future performance.

        It is important for you to read the following summary of selected historical consolidated financial data together with Hispanic Broadcasting's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Hispanic Broadcasting's consolidated financial statements and accompanying notes in Hispanic Broadcasting's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent Quarterly Reports on Form 10-Q as filed with the

Securities and Exchange Commission, all of which are incorporated by reference into this joint proxy statement/prospectus.

	Year Ended December 31,
						Six Months Ended June 30, 2002
	1997	1998	1999	2000	2001
	(In thousands, except per share data)
Historical Consolidated Statement of Income Data:
Net revenues	$136,584	$164,122	$197,920	$237,554	$240,775	$120,546
Income before income taxes	31,389	44,624	57,989	68,591	50,911	28,458
Income tax	12,617	17,740	23,813	27,060	19,942	11,099
Net income	18,772	26,884	34,176	41,531	30,969	17,359
As adjusted net income(1)	N/A	N/A	48,018	58,085	47,520	17,359
Net income per share:
Basic	$0.23	$0.27	$0.34	$0.38	$0.28	$0.16
Diluted	$0.22	$0.27	$0.33	$0.38	$0.28	$0.16
As adjusted net income per share(1)
Basic	N/A	N/A	$.47	$.53	$.44	$.16
Diluted	N/A	N/A	$.47	$.53	$.43	$.16
Historical Consolidated Balance Sheet Data (at end of period):
Working capital	$10,970	$17,168	$231,137	$145,714	$86,553	$52,771
Total assets	512,249	746,689	1,157,138	1,204,648	1,241,743	1,288,924
Long-term debt, less current portion	14,122	1,547	1,448	1,404	1,418	16,418
Stockholders' equity	389,960	622,621	1,026,253	1,071,003	1,096,816	1,116,650

(1)
Represents net income and net income per share as if Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" was effective January 1, 1999.

N/A—Not Available

Summary Unaudited Pro Forma Condensed Combining Financial Data

        The table below presents selected financial data from the Univision and Hispanic Broadcasting unaudited pro forma condensed combining statements of income for the year ended December 31, 2001 and for the six months ended June 30, 2002 and from the unaudited pro forma condensed combining balance sheet as of June 30, 2002 included in this joint proxy statement/prospectus. The unaudited pro forma condensed combining statements of income are presented as if the merger had occurred on January 1, 2001. The unaudited pro forma condensed combining balance sheet presents the combined financial position of Univision and Hispanic Broadcasting as of June 30, 2002 assuming that the merger had occurred as of that date. The unaudited pro forma condensed combining financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed combining financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed combining financial statements and related notes and the historical financial statements and related notes of Univision and Hispanic Broadcasting included in or incorporated by reference into this joint proxy statement/prospectus.

	Pro Forma Year Ended December 31, 2001	Pro Forma Six Months Ended June 30, 2002
	(In thousands, except per share data)
Statement of Income Data:
Net revenues	$1,124,034	$654,772
Income before extraordinary loss and cumulative effect of accounting change of unconsolidated subsidiary	98,545	49,043
Earnings per share:
Basic	$0.33	$0.16
Diluted	$0.30	$0.14
Shares used in calculation of earnings per share:
Basic	300,652	312,881
Diluted	332,991	348,453
Balance Sheet Data:
Total assets		$7,719,140
Long-term debt and capital lease obligations		1,412,685
Stockholders' equity		4,805,648

Comparative Historical and Pro Forma Per Share Data

        The following table sets forth selected historical per share data and selected unaudited pro forma combined and equivalent per share data after giving effect to the merger under the purchase method of accounting, assuming that 0.85 of a share of Univision common stock had been issued in exchange for each outstanding share of Hispanic Broadcasting common stock. You should read this information in conjunction with the selected historical financial information included elsewhere in this document and the historical financial statements and related notes that are incorporated in this document by reference. The pro forma data are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the companies been a single company during the periods presented. Neither Univision nor Hispanic Broadcasting declared a dividend for the periods presented below.

        The historical book value per share data presented below are computed by dividing total stockholders' equity for each of Univision and Hispanic Broadcasting by the number of diluted shares of that company's common stock outstanding as of the respective balance sheet date.

        The pro forma combined income per share before extraordinary loss and cumulative effect of a change in accounting principle is computed by dividing the pro forma combined income before extraordinary loss and cumulative effect of a change in accounting principle by the sum of Univision's diluted weighted average common shares outstanding during each period plus the number of shares of Univision Class A common stock to be issued pursuant to the proposed merger, assuming the merger had closed as of January 1, 2001.

Historical—Univision:

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
		(unaudited)
Income per share before extraordinary loss and cumulative effect of a change in accounting principle:
Basic	$0.26	$0.14
Diluted	$0.23	$0.12
Book value per diluted share	$3.39	$5.85

Historical—Hispanic Broadcasting:

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
		(unaudited)
Net income per share:
Basic	$0.28	$0.16
Diluted	$0.28	$0.16
Book value per diluted share	$10.01	$10.17

Pro Forma Combined—Univision and Hispanic Broadcasting:

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
	(unaudited)	(unaudited)
Income per share before extraordinary loss and cumulative effect of a change in accounting principle:
Basic	$0.33	$0.16
Diluted	$0.30	$0.14
Book value per diluted share		$13.79

Equivalent Pro Forma(1):

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
	(unaudited)	(unaudited)
Income per share before extraordinary loss and cumulative effect of a change in accounting principle:
Basic	$0.28	$0.14
Diluted	$0.26	$0.12
Book value per diluted share		$11.72

(1)
Equivalent pro forma data are calculated by multiplying the pro forma combined per share data by the exchange ratio of 0.85 of a share of Univision common stock for each share of Hispanic Broadcasting common stock.

Comparative Per Share Market Price Information

        Univision Class A common shares and Hispanic Broadcasting Class A common shares each trade on the New York Stock Exchange. The following table presents the last reported sales price of Univision Class A common shares and Hispanic Broadcasting Class A common shares on each of June 11, 2002 (the last full trading day before we announced the proposed transaction), August 8, 2002 (the day on which Univision's Class A common shares closed at the lowest last reported sales price during the period since June 11, 2002), the last trading day in June, July, August and September, and                        , 2002 (the last full trading day before mailing this joint proxy statement/prospectus). The table also presents the value of the Hispanic Broadcasting Class A common shares on an equivalent per share basis on each date, calculated by multiplying the Univision Class A common share value on each date by the exchange ratio of 0.85.

Date	Univision Class A common shares			Hispanic Broadcasting Class A common shares			Implied per share value of Hispanic Broadcasting Class A common shares
June 11, 2002		$37.70			$24.45			$32.05
June 28, 2002		$31.40			$26.10			$26.69
July 31, 2002		$28.59			$23.77			$24.30
August 8, 2002		$19.97			$16.40			$16.97
August 30, 2002		$23.30			$19.35			$19.81
September 30, 2002		$22.80			$18.65			$19.38
[ ], 2002	$	[	]	$	[	]	$	[	]

 RISK FACTORS

RISKS RELATED TO THE MERGER AND THE OTHER PROPOSALS

The value of the Univision common stock issued pursuant to the merger could be considerably more or less than it is at the time you vote on the proposals.

        The exchange ratio used to determine the number of Univision common shares that Hispanic Broadcasting stockholders will receive pursuant to the merger is unaffected by the share price of Univision's Class A common stock. Increases in the value of Univision's Class A common stock will result in a higher price being paid by Univision for Hispanic Broadcasting and more value being received by Hispanic Broadcasting stockholders pursuant to the merger. Decreases in the value of Univision's Class A common stock will result in a lower price being paid by Univision for Hispanic Broadcasting and less value being received by Hispanic Broadcasting stockholders pursuant to the merger.

        The market price of Univision's common stock, like that of many other companies in the media and television industries, has been and may continue to be volatile. In fact, recently the stock market in general has experienced significant price fluctuations. For example, the closing price of the Univision Class A common stock has ranged from $16.40 to $47.00 per share since October 1, 2001. The market price of Univision common stock may continue to fluctuate significantly in response to various factors, including:

  •
  quarterly variations in Univision's operating results;

  •
  variations in ratings for Univision's programming;

  •
  market conditions in the media, advertising and television industries;

  •
  the announcement of management changes at Univision;

  •
  changes in earnings estimates or stock price targets by securities analysts;

  •
  announcements and actions by Univision's competitors and advertisers;

  •
  changes in the rules and regulations of the FCC; and

  •
  general economic conditions.

Regulatory agencies may oppose or impose conditions on the merger that may delay the merger's completion or lessen its anticipated benefits.

        The merger is subject to review by the United States Federal Trade Commission (which we refer to as the FTC) and the Antitrust Division of the United States Department of Justice (which we refer to as the DOJ) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the HSR Act). We filed the notification and report forms required under the HSR Act with the FTC and the DOJ on August 12, 2002. On September 11, 2002, the DOJ made a request for additional information and documentary material. We continue to provide information to, and cooperate with, the DOJ.

        At any time before or after the completion of the merger, the FTC or the DOJ could take a variety of actions under the antitrust laws, including seeking to prevent the merger or seeking the divestiture of substantial assets of Univision or Hispanic Broadcasting. In addition, certain private parties as well as state attorneys general and other antitrust authorities may challenge the merger under United States or foreign antitrust laws. We may not prevail in defending any such challenge, in which case we may not be able to complete the merger. We may also incur significant costs in defending or settling any such challenge. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the merger. We also may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company's operations.

        The merger also requires the consent of the FCC. We tendered to the FCC an application seeking consent to the merger on July 23, 2002. On September 3, 2002, a petition to deny as well as an informal objection were filed with the FCC. On September 18, 2002, Univision and Hispanic Broadcasting each filed a single response to both the petition and the informal objection, and on September 25, 2002, the petitioner submitted a consolidated reply to the Univision and Hispanic Broadcasting responses. Under the Communications Act of 1934 (which we refer to as the Communications Act), the FCC will weigh the pleadings, may consider its own concerns, and may consider oral presentations from other interested persons in acting upon the application.

        The FCC could take a range of actions that would adversely affect the merger. Consideration of the FCC application could be delayed, with the adverse effects discussed above. The FCC could dismiss the application on procedural grounds. Under certain circumstances, the FCC could designate the application for evidentiary hearing, which at a minimum would significantly delay completion of the merger, and in which we may not prevail. An adverse decision following such a hearing could result in denial of the application or a grant of the application subject to a range of restrictions or conditions. Even if the FCC application is not dismissed or designated for hearing, we may agree to restrictions or conditions in order to obtain FCC approval, including divestiture of certain broadcast stations. These restrictions and conditions could harm the combined company's ability to obtain the full range of benefits anticipated from the merger.

If Univision and Hispanic Broadcasting do not integrate their operations quickly and effectively, some or all of the potential benefits of the merger may not be realized.

        Univision must successfully integrate with Hispanic Broadcasting in order to achieve the intended benefits of the merger, some of which include lower promotion costs, the opportunity for cross-promotion, and faster revenue growth. This integration will depend on many factors, including successfully combining corporate cultures, business processes and methods, operations in the television business with operations in the radio business, and the approximately 2,922 Univision full-time employees as of June 30, 2002 with the approximately 988 Hispanic Broadcasting full-time employees on that date. In addition, management of the combined company will assume significantly greater responsibilities resulting from combining the two companies, and there can be no assurance that management will effectively operate the combined company. Integrating the two businesses will be difficult and may require substantial changes to the way either company currently does business. Furthermore, integration may distract management or employees from the operation of the businesses or may otherwise require the combined company to allocate money or resources that otherwise would be allocated to developing the business or other matters. If we cannot successfully integrate our operations, then our combined business, financial condition and prospects may suffer, and some or all of the potential benefits of the merger may not be realized.

Failure to complete the merger could negatively affect our stock prices or our ability to enter alternative transactions to achieve the benefits intended by the merger.

        If the merger is not completed for any reason, we may experience a number of adverse consequences, including a decline in either company's stock price to the extent that the current price reflects a market assumption that we will complete the merger. In addition, we must pay our costs related to the merger, including legal and accounting fees, even if the merger is not completed; in fact, in certain circumstances failure to close the merger may require one of us to pay a $100 million fee to the other. See the section entitled "Termination of the Agreement and Plan of Reorganization and

Payment of a Termination Fee" beginning on page     . Furthermore, if the merger is terminated and either of us desire to enter another merger or business combination to achieve the benefits intended by the proposed Univision/Hispanic Broadcasting merger, neither of us may find a partner at an attractive price and we therefore may not be able to otherwise achieve the benefits intended by the proposed merger.

The issuance of Univision shares pursuant to the merger may reduce the Univision stock price.

        Univision anticipates issuing approximately 92.4 million newly issued Univision common shares to Hispanic Broadcasting stockholders pursuant to the merger. If the combined company's earnings per share are less than what the Univision earnings per share would have been if it had not acquired Hispanic Broadcasting, Univision's stock price could decrease until the combined company achieves revenue growth or cost savings and other economies sufficient to offset the dilutive effect of the merger. There can be no assurance that Univision will achieve revenue growth, cost savings or other economies or that you will achieve greater returns as a stockholder of the combined company than as a Hispanic Broadcasting or Univision stockholder before the merger.

The proposal to increase Univision's total authorized Class A common stock could lead to future dilution of your ownership in Univision.

        One of the proposals that Univision stockholders will vote on at the special meeting is an amendment to Univision's certificate of incorporation to increase the total authorized Class A common stock from 300,000,000 to 800,000,000 shares. An increase of 101,930,434 shares is necessary to permit the issuance of the shares pursuant to the merger, the issuance of all shares set aside under Univision's 1996 Performance Award Plan, and the issuance of all shares covered by Hispanic Broadcasting options that Univision will assume in the merger. However, Univision believes that an increase in the total authorized Class A common stock of 500,000,000 shares is in the best interests of Univision and its stockholders to also facilitate future events such as acquisitions, stock splits and stock dividends. Univision does not presently intend to issue any of the additional authorized shares of Class A common stock except for the purposes described above. Nevertheless, the future issuance of these shares, other than pursuant to a stock split or other pro rata distribution to current stockholders, could dilute your ownership in Univision.

RISKS RELATED TO THE BUSINESS OF THE COMBINED COMPANY

Cancellations or reductions of advertising could reduce the combined company's revenues.

        Each of Univision and Hispanic Broadcasting have in the past derived, and the combined company will continue to derive, substantially all of its revenues from advertisers. Other than network advertising, some of which is presold on an annual basis, we generally have not obtained, and the combined company does not expect in the future to obtain, long-term commitments from advertisers. Therefore, advertisers generally may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in purchases of advertising could, and often do, occur as a result of a strike, a general economic downturn, an economic downturn in one or more industries or in one or more geographic areas, or a failure to agree on contractual terms. Since the middle of the third quarter of 2000, there has been a general slowdown in the advertising industry. As a result of this slowdown, some advertisers have cancelled, reduced or postponed their orders with us. If this trend continues, and if the combined company is unable to replace any lost or delayed advertising orders, its revenues and results of operations would be adversely affected. Similarly, future events such as those occurring on September 11, 2001 may require the combined company to program without any advertising, which in turn could reduce the combined company's revenues and results of operations.

Because the U.S. Hispanic population is highly concentrated geographically, the combined company's results of operations are sensitive to the economic conditions in particular markets, and negative events in those markets could reduce the combined company's revenues.

        Approximately 33% of all U.S. Hispanics live in the Los Angeles, New York and Miami-Fort Lauderdale markets, and the top ten U.S. Hispanic markets collectively account for approximately 56% of the U.S. Hispanic population. The revenues of each of Univision and Hispanic Broadcasting have been in the past, and the revenues of the combined company will continue to be, similarly concentrated in these key markets. As a result, an economic downturn, increased competition, or another significant negative event in these markets could reduce the combined company's revenues and results of operations more dramatically than other companies that do not depend as much on these markets.

Because of Univision's concentrated share ownership, Mr. Perenchio has controlled and will continue to control Univision's business and future direction, which could delay or prevent the combined company from being acquired and could prevent its stockholders from realizing a premium for their shares of common stock.

        Mr. Perenchio beneficially owns all of Univision's outstanding Class P common stock, which gives him ten votes per share compared to one vote per share of all other Univision capital stock, and he will continue to own all of these shares in the combined company. As of August 31, 2002 and assuming no exercise of options or warrants, Mr. Perenchio controlled approximately 70% of the voting power of the Class A and P common stock (which vote together to elect all of Univision's directors but two) and approximately 66% of Univision's overall voting power, assuming no exercise of outstanding options or warrants. After the merger, Mr. Perenchio will have approximately 60% of the voting power of the Class A and P common stock and approximately 57% of the combined company's overall voting power.

        Therefore, Mr. Perenchio will continue to have control over all matters of the combined company submitted to a stockholder vote (subject to supermajority board approvals and subject to class voting required by law), including election of directors, proxy contests, mergers, and other transactions that could give Univision's stockholders the opportunity to realize a premium over the then prevailing market price for their shares of common stock.

Because the combined company's full-power television stations will rely on "must carry" rights to obtain cable carriage, new laws or regulations that eliminate or limit the scope of these rights could significantly reduce Univision's ability to obtain cable carriage and therefore revenues.

        Pursuant to the "must carry" provisions of the Cable Television Consumer Protection and Competition Act of 1992, television broadcast stations may demand that a cable operator carry its signal if the cable operator serves the same market as the broadcast station. However, the broadcast station cannot demand compensation from the cable operator. A demand for carriage is commonly referred to as "must-carry." The future of "must carry" rights is uncertain, especially as they relate to the carriage of digital television. The current FCC rules relate only to the carriage of analog television signal, and it is not clear what, if any, "must carry" rights the television broadcast stations will have after a transition to digital television. Univision's full-power television stations have in the past for the most part relied on, and the combined company will continue to rely on, "must carry" rights to obtain cable carriage. New laws or regulations that eliminate or limit the scope of these cable carriage rights could significantly reduce the combined company's ability to obtain cable carriage, which would reduce its ability to broadcast its programming and consequently its ability to generate revenues from advertising.

The combined company may need to allocate significant amounts of its cash flow to make payments on its indebtedness, which in turn could reduce the combined company's financial flexibility and ability to fund other activities.

        As of September 30, 2002, Univision had, and the combined company will continue to have after the merger, total indebtedness of approximately $1.5 billion. This could have important consequences to you depending on the financial needs of the combined company. For example, because it could require the combined company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, the indebtedness could:

  •
  reduce the availability of the combined company's cash flow to fund working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

  •
  limit the combined company's flexibility in planning for or reacting to downturns or fluctuations in its business; and

  •
  limit the combined company's ability to borrow additional funds.

        These in turn could place the combined company at a competitive disadvantage compared to its competitors that have less debt and therefore more financial resources to dedicate to operations.

        Assuming the combined company continues to comply with certain financial ratios and other conditions in its bank credit agreement, the combined company's principal repayment and interest obligations and capital lease obligations through December 31, 2004 total approximately $280 million. The combined company's ability to meet these obligations will depend on its ability to continue to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond its control, and it is not certain that its business will continue to generate sufficient cash flow from operations in the future or that future borrowings or other capital will be available at all or on reasonable terms in an amount sufficient to enable it to make payments on its indebtedness. If the combined company does incur additional indebtedness, the new debt, when added to current debt levels, could augment the risks described above.

Failure to properly manage our rapid growth could distract management or waste resources of the combined company.

        Univision has significantly increased its business within a short period of time both internally and through acquisitions. Univision has commenced a new network, Telefutura, it has more than doubled the number of its wholly owned-and-operated full-power television stations since June 2001, and it has entered two new lines of business, Internet and music. The combined company may continue to grow rapidly in a short period of time. Growth in this manner could result in a strain on the combined company's infrastructure and internal systems. Failure to effectively integrate newly-acquired companies or newly-entered businesses could undermine the potential benefits intended by the acquisitions or new businesses, could distract the combined company's management, and could require the combined company to allocate unexpectedly substantial resources (financial and otherwise) to the integration efforts.

FORWARD-LOOKING STATEMENTS

        Certain statements contained within this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

        In some cases you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "could," "would," "expect," "believe," "estimate," "potential," by the negative of these terms, and by similar expressions. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present our estimates and assumptions only as of the date of this joint proxy statement/prospectus.

        Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements include:

  •
  those identified under "Risk Factors;"

  •
  those identified in the Univision or Hispanic Broadcasting public filings with the SEC;

  •
  changes in either company's business before the completion of the merger;

  •
  the successful integration of Hispanic Broadcasting and Univision after completion of the merger; and

  •
  adverse reactions to the proposed merger by advertisers, programming providers, strategic partners, or the FCC or other governmental regulators.

        The above list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty.

        Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this joint proxy statement/prospectus.

THE UNIVISION SPECIAL MEETING

        Univision furnishes this document to its stockholders as part of the solicitation of proxies for use at a Univision special meeting of stockholders and at any adjournment or postponement of the meeting.

Date, Time, and Place

        Univision will hold its special meeting on                        , 2002, at        a.m., California time, at                  , Los Angeles, California.

Purpose of the Special Meeting

        The purpose of the Univision special meeting is to:

          1.    vote on a proposal to approve the issuance of Univision common shares to Hispanic Broadcasting stockholders pursuant to the proposed merger of Hispanic Broadcasting with Univision Acquisition Corporation, a newly formed, wholly owned subsidiary of Univision;

          2.    vote on a proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock from 300,000,000 to 800,000,000 shares; and

          3.    transact such other business as may properly come before the Univision special meeting or any adjournment or postponement of the meeting.

Univision Board of Directors' Recommendation

        The Univision board of directors, after careful consideration, has unanimously determined that the issuance of Univision common stock in connection with the merger and the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock are advisable, fair to, and in the best interests of Univision and its stockholders.

        The Univision board unanimously recommends that you vote FOR the proposal to approve the issuance of Univision common stock pursuant to the merger and FOR the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock.

Record Date; Shares Entitled to Vote

        Only holders of record of Univision common stock at the close of business on                        , 2002, which we refer to as the Univision record date, are entitled to notice of, and to vote at, the Univision special meeting.

        On the Univision record date, the issued and outstanding voting securities entitled to vote consisted of:

                                shares of Univision Class A common stock, held by    holders of record;

                                shares of Univision Class P common stock, held by    holders of record;

                                shares of Univision Class T common stock, held by    holders of record; and

                                shares of Univision Class V common stock, held by    holders of record.

Quorum

        A quorum of Univision stockholders is required to hold a valid special meeting. A quorum will be present at the Univision special meeting if a majority of the voting interest of all shares of our capital stock issued, outstanding and entitled to vote on the Univision record date is represented at the special meeting in person or by proxy.

        Our inspector of elections will count all votes cast in person or by proxy at the special meeting. Abstentions and broker non-votes count as shares that are present for purposes of establishing a quorum and will have the same effect as votes cast against the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock. For purposes of the issuance of shares pursuant to the merger, broker non-votes do not count and abstentions do count towards determining the number of votes cast.

Capital Structure

        Univision has four classes of common stock: Class A, Class P, Class T and Class V. The Class A shares are the only shares that are publicly traded. Class P shares are controlled entirely by Mr. Perenchio and carry 10-for-1 voting rights. The Class T shares, which are controlled entirely by Grupo Televisa S.A. (which we refer to as Televisa), and the Class V shares, which are controlled entirely by Venevision International Corporation (which we refer to as Venevision), permit Televisa and Venevision to each elect to Univision's board of directors one director whose consent is needed for certain supermajority board actions. On all other matters, the Class A, T and V common shares have the same voting rights. For more information, please see the discussion under the heading "Description of Univision Capital Stock" beginning on page    .

Vote Required

        The proposal to issue the Univision shares pursuant to the merger requires the approval of the holders of a majority of the votes cast at the special meeting, provided that a quorum is present at the special meeting. This proposal is assured of being approved because Mr. Perenchio, who as of August 31, 2002 controlled 66% of the votes that can be cast at the special meeting, has agreed to vote for the proposal.

        The proposal to amend Article FOURTH of Univision's certificate of incorporation to increase the authorized Univision Class A common stock requires the approval of the holders of:

  •
  a majority in voting power of the Univision Class A common stock outstanding and entitled to vote, voting as a separate class, and

  •
  a majority in voting power of all Univision common stock outstanding and entitled to vote.

        Mr. Perenchio, who controls the majority in voting power of all Univision common stock outstanding and entitled to vote, has already approved the proposal. Therefore, the only approval still needed to effect the amendment is the approval of the holders of a majority in voting power of Univision's Class A common stock outstanding and entitled to vote. Furthermore, Mr. Perenchio, who as of August 31, 2002 controlled 224,994 shares of Univision Class A common stock outstanding and entitled to vote, has agreed to vote his shares of Class A common stock in favor of the proposal. For more information related to the proposal and for a discussion of what Univision will do if the proposal is not approved, please see the section entitled "Proposal to Approve Amendment of Article FOURTH of Univision's Certificate of Incorporation."

Voting Power

        The holders of Class A common stock, Class T common stock, and Class V common stock have one vote per share on all matters on which they are entitled to vote. The holders of the Class P common stock have 10 votes per share (until such shares are converted into Class A common stock) on all matters on which they are entitled to vote.(1)

(1)
If A. Jerrold Perenchio is incapacitated (defined as Mr. Perenchio being subject to a conservatorship of the estate under applicable state law) at the time of the meeting, the holders of the Class P common stock will have one vote per share.

Shares Owned by Univision Directors and Executive Officers

        As of August 31, 2002, the directors and executive officers of Univision and their affiliates owned and were entitled to vote all of the Class P, T, and V common stock, and, because of the 10-for-1 voting rights of the Class P common stock, these shares represent approximately 70% of the votes that can be cast at the Univision special meeting with respect to the proposal to approve the issuance of the shares pursuant to the merger. As of August 31, 2002, the directors and executive officers of Univision and their affiliates owned and were entitled to vote approximately 11% of the voting power of the Univision Class A common stock outstanding and entitled to vote with respect to the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock.

Voting of Proxies

        All Univision common shares represented by properly executed unrevoked proxies received before or at the Univision special meeting will be voted according to the instructions contained in the proxy at the special meeting and at any adjournment or postponement. Properly executed unrevoked proxies that do not contain instructions (other than broker or nominee non-votes) will be voted FOR the proposal to approve the issuance of Univision common stock pursuant to the merger, FOR the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock, and according to the best judgment of the proxyholder in regard to any other matter that properly comes before the special meeting.

        You may vote your shares by completing, signing, dating and returning the enclosed proxy card in the enclosed return envelope as soon as possible. You may also attend the Univision special meeting and vote in person instead of submitting a proxy. However, in order to assure that we obtain your vote, please vote as instructed on your proxy card even if you currently plan to attend your meeting in person. You can always vote in person at the Univision special meeting, which will revoke any previously delivered proxy.

        If your broker holds your shares for you in "street name," you should contact your broker and follow the directions that your broker provides to you so that you can instruct your broker to vote your shares. Your broker will not vote your shares unless the broker receives instructions from you.

Revoking Your Proxy

        You may revoke your proxy at any time before the proxy is voted at the Univision special meeting by submitting a written revocation to the Corporate Secretary of Univision at our principal executive offices, located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067, telephone (310) 556-7676. You may also revoke your proxy by filing a properly executed new proxy bearing a later date, or by attending the Univision special meeting and voting in person.

Solicitation of Proxies

        Univision and Hispanic Broadcasting will generally share equally expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus, but each will pay its own cost of soliciting approvals. Brokers and nominees should forward Univision solicitation materials to the beneficial owners of shares held of record by such brokers and nominees. Univision will reimburse such persons for their reasonable forwarding expenses.

        In addition to the use of the mails, Univision's directors, officers and regular employees may solicit proxies in person or by telephone, facsimile, electronic mail or other means of communication. These persons will not be paid but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation.

        Univision has retained Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders, and individual investors for a fee of approximately $12,500, plus expenses relating to the solicitation.

THE HISPANIC BROADCASTING SPECIAL MEETING

        Hispanic Broadcasting furnishes this document to its stockholders as part of the solicitation of proxies for use at a Hispanic Broadcasting special meeting of stockholders and at any adjournment or postponement of the meeting.

Date, Time, and Place

        Hispanic Broadcasting will hold its special meeting on                        , 2002, at         a.m., Texas time, at                  , Dallas, Texas.

Purpose of the Special Meeting

        The purpose of the Hispanic Broadcasting special meeting is to:

          1.    vote on a proposal to adopt the Agreement and Plan of Reorganization; and

          2.    transact such other business as may properly come before the Hispanic Broadcasting special meeting or any adjournment or postponement of the meeting.

Hispanic Broadcasting Board of Directors' Recommendation

        The Hispanic Broadcasting board of directors, after careful consideration, has unanimously determined that the merger, the Agreement and Plan of Reorganization and the transactions contemplated thereby are advisable and fair to, and in the best interest of, Hispanic Broadcasting and its stockholders.

        The Hispanic Broadcasting board unanimously recommends a vote FOR the proposal to adopt the Agreement and Plan of Reorganization.

Record Date; Shares Entitled to Vote

        Only holders of record of Hispanic Broadcasting common stock at the close of business on                        , 2002, which we refer to as the Hispanic Broadcasting record date, are entitled to notice of and, to vote at, the Hispanic Broadcasting special meeting.

        On the Hispanic Broadcasting record date, the issued and outstanding voting securities entitled to vote consisted of:

                                shares of Hispanic Broadcasting Class A common stock, held by    holders of record; and

                                shares of Hispanic Broadcasting Class B common stock, held by    holder of record.

Quorum

        A quorum of Hispanic Broadcasting stockholders is required to hold a valid special meeting. A quorum will be present at the Hispanic Broadcasting special meeting if a majority of the voting interest of all shares of Hispanic Broadcasting capital stock outstanding and entitled to vote on the Hispanic Broadcasting record date is represented at the special meeting in person or by proxy.

        The Hispanic Broadcasting judge or judges of elections will count all votes cast in person or by proxy at the special meeting. Abstentions and broker non-votes count as shares that are present for purposes of establishing a quorum and will have the same effect as votes cast against the adoption of the Agreement and Plan of Reorganization and the transactions contemplated thereby.

Capital Structure

        Hispanic Broadcasting has two classes of common stock: Class A and Class B. The Class A shares are the only shares that are publicly traded. The Class B shares, all of which are owned by Clear Channel, are non-voting except that the Class B stockholders have a right to vote as a separate class on, among other things, a sale of Hispanic Broadcasting so long as Clear Channel holds 20% or more of the outstanding Hispanic Broadcasting Class A common stock on an as-converted basis.

Vote Required

        The proposal to adopt the Agreement and Plan of Reorganization requires the approval of the holders of:

  •
  a majority in voting power of the Hispanic Broadcasting Class A common stock outstanding and entitled to vote, voting as a separate class, and

  •
  a majority in voting power of the Hispanic Broadcasting Class B common stock outstanding and entitled to vote, voting as a separate class.

        Members of the Tichenor family, who as of August 31, 2002 controlled approximately 16.1% of the Hispanic Broadcasting Class A common stock outstanding and entitled to vote, have agreed to vote in favor of the proposal. Similarly, Clear Channel, which holds 100% of the Hispanic Broadcasting Class B common stock outstanding and entitled to vote, has agreed to vote in favor of the proposal.

Voting Power

        The holders of Class A common stock and Class B common stock have one vote per share on all matters on which they are entitled to vote.

Shares Owned by Hispanic Broadcasting Directors and Executive Officers

        As of August 31, 2002, the directors and executive officers of Hispanic Broadcasting and their affiliates owned and were entitled to vote, in the aggregate, 13,936,639 shares of Hispanic Broadcasting Class A common stock. These shares represent approximately 17.2% of the shares of Hispanic Broadcasting Class A common stock entitled to vote with respect to the proposal to adopt the Agreement and Plan of Reorganization.

Voting of Proxies

        All Hispanic Broadcasting common shares represented by properly executed unrevoked proxies received before or at the Hispanic Broadcasting special meeting will be voted according to the instructions contained in the proxy at the special meeting and at any adjournment or postponement. Properly executed unrevoked proxies that do not contain instructions (other than broker or nominee non-votes) will be voted FOR the proposal to adopt the Agreement and Plan of Reorganization and according to the best judgment of the proxyholder in regard to any other matter that properly comes before the special meeting.

        You may vote your shares by completing, signing, dating and returning the enclosed proxy card in the enclosed return envelope as soon as possible. You may also attend the Hispanic Broadcasting special meeting and vote in person instead of submitting a proxy. However, in order to assure that we obtain your vote, please vote as instructed on your proxy card even in you currently plan to attend your meeting in person. You can always vote in person at the Hispanic Broadcasting special meeting, which will revoke any previously delivered proxy.

        If your broker holds your shares for you in "street name," you should contact your broker and follow the directions that your broker provides to you so that you can instruct your broker to vote your shares. Your broker will not vote your shares unless the broker receives instructions from you.

Revoking Your Proxy

        You may revoke your proxy at any time before the proxy is voted at the Hispanic Broadcasting special meeting by submitting a written revocation to the Corporate Secretary of Hispanic Broadcasting at our principal executive offices, located at 3102 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219, telephone (214) 525-7700. You may also revoke your proxy by filing a properly executed new proxy bearing a later date, or by attending the Hispanic Broadcasting special meeting and voting in person.

Solicitation of Proxies

        Univision and Hispanic Broadcasting will generally share equally expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus, but each will pay its own cost of soliciting approvals. Brokers and nominees should forward Hispanic Broadcasting solicitation materials to the beneficial owners of shares held of record by such brokers and nominees. Hispanic Broadcasting will reimburse such persons for their reasonable forwarding expenses.

        In addition to the use of the mails, Hispanic Broadcasting's directors, officers and regular employees may solicit proxies in person or by telephone, facsimile, electronic mail or other means of communication. These persons will not be paid but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation.

        Hispanic Broadcasting has retained D.F. King & Co., Inc. to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders, and individual investors for a fee of approximately $12,500, plus expenses relating to the solicitation.

        Hispanic Broadcasting stockholders should not send in their stock certificates with their proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to Hispanic Broadcasting stockholders promptly after completion of the merger.

THE MERGER

        This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the Agreement and Plan of Reorganization attached to this joint proxy statement/prospectus as Annex A. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Univision stockholders and Hispanic Broadcasting stockholders. You should carefully read the Agreement and Plan of Reorganization and the other documents that we refer to for a more complete understanding of the merger.

Background of the Merger

        Univision periodically reviews potential acquisitions that it believes will benefit its stockholders. Since 1995, Univision has considered the radio industry an attractive complement to its core television business. Because of Hispanic Broadcasting's strong management and balance sheet as well as the size and scope of its operations, Univision believed that a business combination with Hispanic Broadcasting would benefit Univision's stockholders. Univision did not believe that any other radio station operation offered the same benefits as Hispanic Broadcasting and therefore did not enter negotiations with others in the radio industry. At various times from 1995 through 1999, Univision management held separate discussions regarding possible business combinations with the management of Hispanic Broadcasting. However, in each instance, all discussions and negotiations were terminated without any agreement being reached. In addition to its conversations with Univision management, Hispanic Broadcasting management has, at various times, held discussions with other media companies regarding potential business combinations. These discussions have included Spanish Broadcasting System, Inc., which we refer to as Spanish Broadcasting, and Company A, a television broadcasting company.

        In March and April 1999, Univision and Hispanic Broadcasting held discussions about combining the two companies, but the parties did not enter into any agreement.

        In June 2000, Univision entered into negotiations to acquire Clear Channel's interest in Hispanic Broadcasting and with Hispanic Broadcasting to acquire the remainder of Hispanic Broadcasting, but the parties did not enter into any agreement.

        In June 2001, Univision and Hispanic Broadcasting held discussions about combining the two companies. No agreement could be reached on price and the discussions were terminated in August 2001.

        On March 19, 2002, Andrew Hobson, Executive Vice President of Univision, received an e-mail from Randall Mays, Chief Financial Officer of Clear Channel, stating that Clear Channel had received an unsolicited offer for its stake in Hispanic Broadcasting and requesting that Mr. Hobson call Mr. Mays if Univision had any interest.

        Several days later, Mr. Hobson received a call from Fehmi Zeko of Salomon Smith Barney, Inc., Clear Channel's financial advisor, inquiring about Univision's interest in acquiring Clear Channel's stake in Hispanic Broadcasting.

        On March 25, 2002, Mr. Hobson responded to Mr. Mays' e-mail by declining any interest in Clear Channel's stake in Hispanic Broadcasting unless there was a clear path to control by Univision of Hispanic Broadcasting.

        On March 25, 2002, following a meeting between the Chief Executive Officer of Spanish Broadcasting and McHenry Tichenor, Jr., the Chief Executive Officer of Hispanic Broadcasting, Hispanic Broadcasting received a proposal from Spanish Broadcasting that contemplated a potential combination between Spanish Broadcasting and Hispanic Broadcasting in which Spanish Broadcasting would acquire Hispanic Broadcasting and the Hispanic Broadcasting stockholders would receive a combination of Spanish Broadcasting regular voting stock and cash. However, Spanish Broadcasting's super-voting common stock would remain outstanding following the proposed transaction, effectively transferring control of the combined company to Raúl Alarcón, Jr., Spanish Broadcasting's chief executive officer, by virtue of his ownership of super-voting stock.

        Over the next three weeks, Mr. Hobson worked extensively with UBS Warburg, Univision's financial advisor, analyzing a potential combination of Univision and Hispanic Broadcasting. On April 10, 2002, during the National Association of Broadcasters convention in Las Vegas, Mr. Hobson met Mr. Mays by coincidence. A conversation ensued in which Mr. Mays raised the possibility of a potential transaction between Univision and Hispanic Broadcasting. Other than the previously mentioned conversations and other than with respect to the stockholder support agreement that it executed in June 2002 and the registration rights agreement that it will execute at the closing of the merger, Clear Channel did not have any role in the negotiations with Univision with respect to the proposed merger.

        On April 15, 2002, UBS Warburg made a presentation to Univision senior management outlining its preliminary financial analysis of a possible combination of Univision and Hispanic Broadcasting based upon publicly available information concerning Hispanic Broadcasting.

        On or about April 15, 2002, A. Jerrold Perenchio, Chief Executive Officer and Chairman of the Board of Univision, called Mr. Tichenor to arrange a meeting to discuss the possible combination of the two companies.

        On or about April 19, 2002, Hispanic Broadcasting contacted its financial advisor, Credit Suisse First Boston, to advise it of the discussions with Univision and to request that it analyze the Spanish Broadcasting proposal.

        On April 22, 2002, Mr. Tichenor met in Houston, Texas with the chief executive officer of Spanish Broadcasting and an advisor to Spanish Broadcasting's Chief Executive Officer concerning Spanish Broadcasting's proposal and a possible combination of Hispanic Broadcasting and Spanish Broadcasting.

        On April 24, 2002, representatives of Hispanic Broadcasting, Credit Suisse First Boston, Spanish Broadcasting and Spanish Broadcasting's financial advisor met by means of a telephonic conference for further discussions regarding Spanish Broadcasting's letter dated March 25, 2002 including issues related to corporate governance and leverage of the combined company as well as divestitures that might be required in connection with the proposed transaction and the values at which its stock might trade.

        On April 24, 2002, UBS Warburg updated its financial analysis and discussed alternative strategies with Univision senior management concerning a possible combination of Univision and Hispanic Broadcasting.

        On April 25, 2002, Mr. Perenchio, Robert V. Cahill, Vice Chairman and Secretary of Univision, and Mr. Hobson met with Mr. Tichenor and Jeff Hinson, Chief Financial Officer of Hispanic Broadcasting, at Univision's offices in Los Angeles. In this meeting, Univision indicated that it might be willing to acquire Hispanic Broadcasting in a stock-for-stock acquisition for an exchange ratio of 0.791 of a share of Univision Class A common stock for each outstanding share of Hispanic Broadcasting common stock. Various other terms were discussed but not agreed upon by the parties. On April 25, 2002, the closing price of the Univision Class A common stock was $43.45 per share, which represented $34.37 on an equivalent Hispanic Broadcasting per share basis (calculated by multiplying the Univision Class A common stock price by an exchange ratio of 0.791).

        Notwithstanding that the parties had not reached agreement on significant issues related to the structure and terms of any potential combination, including the amount of merger consideration, the number of directors to be added to Univision's board of directors following consummation of a transaction, and closing conditions, Univision and Hispanic Broadcasting agreed to have their attorneys commence negotiation of a definitive document, using the agreements that had been partially negotiated in 1999 as a starting point. From April 30, 2002 through June 11, 2002, the attorneys continued to exchange drafts of the various agreements and to resolve open issues.

        On May 1, 2002, Mr. Tichenor and Mr. Hinson met in New York, New York with representatives of Company A to discuss the potential for a strategic relationship or business combination between Hispanic Broadcasting and Company A.

        On or about May 8, 2002, Mr. Tichenor called Mr. Hobson to discuss certain specific issues other than price. These issues included: (a) attribution issues in respect of Clear Channel under FCC rules, (b) the composition of Univision's post-merger board of directors, (c) the conditions after signing that would allow Univision not to close, (d) the effect of any possible offers for Univision during the pendency of a possible merger, and (e) the issues, if any, posed by potential attribution to Univision of radio stations owned by Entravision.

        On May 9, 2002, Mr. Tichenor, Mr. Hinson and various representatives of Company A toured several of Company A's properties and continued discussions regarding a strategic relationship or a business combination between Company A and Hispanic Broadcasting. On May 10, 2002, Mr. Hinson had further discussions with representatives of Company A.

        A special telephonic meeting of the board of directors of Hispanic Broadcasting was held on May 14, 2002 to discuss various proposals made to Hispanic Broadcasting. During the meeting, Mr. Tichenor and representatives of Credit Suisse First Boston and Vinson & Elkins L.L.P., Hispanic Broadcasting's counsel, updated the board of directors of Hispanic Broadcasting regarding the proposals made by Univision, Spanish Broadcasting and Company A. The board of directors of Hispanic Broadcasting directed Hispanic Broadcasting's officers to make a counter-proposal to Spanish Broadcasting and to continue to pursue discussions with Company A. In considering a counter-proposal to Univision's proposal, the board of directors of Hispanic Broadcasting considered, among other things, the increase of the proposed exchange ratio to Hispanic Broadcasting stockholders, the ability of Hispanic Broadcasting's stockholders to be proportionately represented on the board of directors of the combined company, the opportunity for Hispanic Broadcasting's stockholders to participate in a larger and more diversified broadcasting company, the commitment of Univision to the proposed transaction, including its agreement not to enter into other transactions that would delay or prevent the merger, the receipt of the same economic consideration by each of the Hispanic Broadcasting Class A stockholders and the Hispanic Broadcasting Class B stockholders, the agreement by Mr. Perenchio not to vote his shares of Univision Class P common stock in favor of any future transaction in which the Univision Class A common stockholders would receive different consideration than Mr. Perenchio, and the financial strength of the combined company. On this basis, the board of directors of Hispanic Broadcasting gave authority to Hispanic Broadcasting's officers to continue discussions with Univision regarding a possible transaction on the following terms: (a) an exchange ratio of no less than 0.85 of a Univision Class A common share for each outstanding share of Hispanic Broadcasting, (b) the retention of two seats on the combined company's board of directors, (c) a "full" commitment to the transaction (i.e., limited closing conditions and prohibitions on Univision activities that might delay the transaction), and (d) payment of identical consideration in the transaction to Clear Channel, subject to regulatory limitations.

        On May 14, 2002, Mr. Tichenor called Mr. Perenchio and explained that the Hispanic Broadcasting board would not proceed with a transaction involving an exchange ratio of less than 0.85 of a Univision share for each Hispanic Broadcasting share. Mr. Tichenor sent a letter later that day outlining the proposed price and a proposal to resolve a number of the outstanding issues between the parties.

        On May 15, 2002, Hispanic Broadcasting by letter made a counter-proposal to Spanish Broadcasting that proposed an all-stock transaction based on the valuation of Hispanic Broadcasting implied in Spanish Broadcasting's proposal and included several governance features intended to protect the interests of stockholders in the combined entity, including (a) a nominating committee comprised of the chief executive officer of each of Hispanic Broadcasting and Spanish Broadcasting, both of whom would have the right to approve the appointment of independent members to the combined company's board of directors, (b) a change to the combined company's bylaws prohibiting the combined company's board from acting with respect to any matter to be voted on by stockholders before the matter had been recommended to the board by a committee of the combined company's independent directors and (c) a requirement that any proposal made to the combined company that would require a stockholder vote for approval would be submitted to the committee of independent directors for evaluation.

        Mr. Tichenor, Mr. Hinson, other employees of Hispanic Broadcasting and representatives of Company A met on May 21, 2002 in New York, New York to further discuss potential strategic alternatives between Hispanic Broadcasting and Company A.

        On May 21, 2002, Mr. Hobson called Mr. Tichenor and informed him that Univision would agree to an exchange ratio of 0.85 of a share of Univision common stock for each share of Hispanic Broadcasting common stock and proposed compromises on certain of the other issues specified in Mr. Tichenor's letter of May 14, 2002. On May 21, 2002, the closing price of the Univision Class A common stock was $39.42 per share, which represented $33.51 on an equivalent Hispanic Broadcasting per share basis (calculated by multiplying the Univision Class A common stock price by an exchange ratio of 0.85).

        On May 22, 2002, Spanish Broadcasting sent a letter to Mr. Tichenor proposing two alternatives to the terms proposed in Hispanic Broadcasting's letter of May 15, 2002. The first alternative involved an all stock merger in which Spanish Broadcasting would acquire Hispanic Broadcasting at an exchange ratio that was lower than the exchange ratio implied in Spanish Broadcasting's initial stock and cash proposal and that also included a "collar" that fixed the value of the stock to be issued in the transaction to the extent Spanish Broadcasting's stock traded within a 5% range above or below the trading price at the time the proposed transaction was announced. It also provided that Hispanic Broadcasting stockholders would receive a contingent value right, or CVR, that was intended to protect the value received by Hispanic Broadcasting stockholders for two years after the completion of the proposed transaction. The second proposal was a modification of Spanish Broadcasting's initial stock and cash proposal that increased the cash consideration and reduced the amount of Spanish Broadcasting stock to be issued in the transaction. The second proposal also included a CVR and "collar" that operated within a range of 10% above or below the announcement date trading price. In addition, under both alternatives Spanish Broadcasting proposed that a majority of the combined company's independent directors be selected by the chief executive officer of Spanish Broadcasting and not be subject to the approval of any other party and did not require all proposals made to the combined company that would require a stockholder vote for approval to be submitted to the committee of independent directors for evaluation.

        On May 22, 2002, the Univision board of directors held its regularly scheduled board meeting. At the meeting:

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  Representatives of UBS Warburg made a presentation setting forth UBS Warburg's financial analysis relating to the possible transaction;

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  Univision management reviewed with the Univision board of directors the status of negotiations of the proposed transaction, indicating that the parties had still not reached agreement on significant issues, and discussed with the board the strategic rationale for the possible transaction and the various regulatory hurdles which would have to be overcome in order to consummate the proposed transaction; and

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  Douglas Kranwinkle, Executive Vice President and General Counsel of Univision, and Mr. Hobson reviewed the proposed terms of the Agreement and Plan of Reorganization and the other ancillary agreements that would be entered into between Univision and Hispanic Broadcasting and certain of their stockholders.

        At the conclusion of the May 22, 2002 meeting, the Univision board of directors unanimously authorized management to continue discussions with Hispanic Broadcasting regarding a possible transaction.

        Various representatives of Company A and Hispanic Broadcasting met on May 28 and 29, 2002 in Dallas, Texas to discuss a variety of possible strategic relationships between Company A and Hispanic Broadcasting.

        On May 31, 2002, Mr. Tichenor and Mr. Perenchio met at Mr. Perenchio's home in Los Angeles and discussed the proposed operations and management of the combined companies.

        Commencing on May 31, 2002, Univision and Hispanic Broadcasting made available to the other company data rooms in Dallas, Texas, Los Angeles, California, and New York, New York containing legal and business due diligence materials. From May 31, 2002 through June 10, 2002 the parties reviewed these materials and conducted their due diligence. Representatives of Univision and Hispanic Broadcasting also met to discuss the remaining open transaction issues, business integration issues and employee retention matters.

        On June 4, 2002, the board of directors of Hispanic Broadcasting met for a regularly scheduled meeting in New York, New York in connection with the company's annual stockholders' meeting. Mr. Tichenor and representatives of Credit Suisse First Boston and Vinson & Elkins L.L.P. updated the board of directors of Hispanic Broadcasting with respect to the proposals made by or to Spanish Broadcasting, Company A and Univision. With respect to Spanish Broadcasting, the various counterproposals, including their financial implications to Hispanic Broadcasting, and pro forma corporate governance issues were reviewed in detail. Credit Suisse First Boston explained that based upon various analyses conducted, including an option pricing analysis, Credit Suisse First Boston had concluded that the value contributed by the proposed "collar" protection and the CVR component was not material. The board of directors also discussed the leverage that would be imposed on the combined company under Spanish Broadcasting's stock and cash proposal (which was estimated at 11.2x operating cash flow) and the failure of Spanish Broadcasting's counterproposals to address the board's concerns regarding the limited voting power of the Hispanic Broadcasting stockholders in the combined company relative to their economic interest, particularly if a subsequent acquisition proposal were made for the combined company. The board of directors of Hispanic Broadcasting directed Credit Suisse First Boston and the senior management of Hispanic Broadcasting to provide additional information with respect to a potential transaction with Spanish Broadcasting at the next meeting of the board of directors. After reviewing the key terms of a proposed strategic relationship with Company A, the board of directors of Hispanic Broadcasting directed Mr. Tichenor to inform Company A that the board of directors did not believe that a strategic relationship was in the best interests of Hispanic Broadcasting's stockholders and request that Company A make a proposal for a business combination with Hispanic Broadcasting. The board of directors of Hispanic Broadcasting reviewed the key terms of the proposed merger with Univision, including the status of the negotiations and regulatory issues, and directed the officers of Hispanic Broadcasting to continue discussions with Univision.

        On June 6, 2002, Hispanic Broadcasting received a written offer from Company A proposing a business combination between the parties. The proposal provided for an all stock transaction in which a subsidiary of Company A would be merged into Hispanic Broadcasting and Company A would own a controlling interest in Hispanic Broadcasting.

        On June 9, 2002, the board of directors of Hispanic Broadcasting met by telephone for a special meeting. Representatives of Credit Suisse First Boston updated the board of directors of Hispanic Broadcasting with respect to the various proposed transactions with Univision, Spanish Broadcasting and Company A. Based on these updates and the previous discussions held on June 4, 2002, the board of directors concluded that Spanish Broadcasting's counterproposal had not addressed their concerns that the public stockholders of the combined company would not have adequate representation on corporate governance matters and that holders of Spanish Broadcasting's super-voting stock would have the ability to act in ways that would not be in the interest of the majority of the combined company's stockholders, including the ability to extract a higher price for their shares in any subsequent acquisition transaction involving the combined company. Furthermore, the board of directors of Hispanic Broadcasting believed that the combined company would be over-leveraged creating the need for sales of assets of the combined company. For these reasons, the board of directors of Hispanic Broadcasting deemed that proposal inferior to the Univision proposal both from a financial point of view and with respect to the governance issues and concluded, in light of the history of discussions with Spanish Broadcasting, that further discussions with Spanish Broadcasting would not result in any further material improvements in the proposal from Spanish Broadcasting. The board of directors of Hispanic Broadcasting discussed the strategic benefits and problems associated with Company A's proposal. After the discussion, the board of directors of Hispanic Broadcasting instructed the officers of Hispanic Broadcasting to reject Company A's proposal based upon its concerns about the proposal, including the stated premium to be received by the Hispanic Broadcasting stockholders was less than the premium represented by the Univision proposal, the difficulty in projecting the price at which the combined company would trade, the value attributed to Company A's assets, and the ability of the combined company to realize the proposed operating synergies with Company A. The board of directors discussed the on-going negotiations with Univision, including the progress of due diligence, employment issues and regulatory matters.

        A special telephonic meeting of the Univision board of directors was held on the morning of June 10, 2002 to consider approval of the Agreement and Plan of Reorganization, the ancillary agreements to be entered into by the companies and certain stockholders, and the transactions contemplated by these agreements. Prior to the meeting, the board of directors was provided with substantially final drafts of all of these agreements. At the meeting:

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  Univision senior management updated the directors on the final results of the diligence review;

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  Representatives of O'Melveny & Myers LLP, counsel to Univision, updated the directors on the terms of the transaction and the changes that had occurred since the earlier discussion on May 22, 2002; and

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  Representatives of UBS Warburg made a financial presentation that was similar to the presentation made at the May 22, 2002 meeting of the Univision board of directors. The representatives of UBS Warburg delivered UBS Warburg's oral opinion that, as of that date, and based upon and subject to the assumptions, limitations, qualifications and considerations in the written opinion and based upon such other matters as UBS Warburg considered relevant, the ratio of Univision common stock to be received for each share of Hispanic Broadcasting common stock pursuant to the proposed merger was fair to Univision from a financial point of view.

        Senior management of Univision then answered a variety of questions raised by the directors. Following a discussion of the various agreements and the proposed transactions, all of the directors present at the meeting approved the Agreement and Plan of Reorganization, the proposed merger, each of the ancillary documents to be executed by Univision in connection with the proposed transaction, the voting agreement between Mr. Perenchio and Mr. Tichenor, the issuance of Univision common stock in connection with the merger and the amendment to Univision's certificate of incorporation to authorize the Class B common stock and resolved to recommend that Univision stockholders vote to approve the issuance of shares of Univision common stock pursuant to the merger and the amendments to Univision's certificate of incorporation. The director designated by Televisa and his alternate were not able to attend the meeting but subsequently advised management that they would have voted in favor of the transaction if present. The Univision board of directors at a subsequent meeting attended by the Televisa-designated director ratified by unanimous vote all of the foregoing. On June 10, 2002, the closing price of the Univision Class A common stock was $39.05 per share, which represented $33.19 on an equivalent Hispanic Broadcasting per share basis (calculated by multiplying the Univision Class A common stock price by an exchange ratio of 0.85).

        A special telephonic meeting was held on June 10, 2002 by the board of directors of Hispanic Broadcasting. The purpose of the meeting was to update the board of directors of Hispanic Broadcasting regarding the negotiations with Univision. Mr. Tichenor updated the board of directors about the discussions with the Tichenor family about the Hispanic Broadcasting Support Agreement and the operating due diligence regarding Univision conducted by management of Hispanic Broadcasting. Representatives of Vinson & Elkins L.L.P. participated in the meeting and outlined the key terms of the Agreement and Plan of Reorganization. Representatives of Credit Suisse First Boston made a financial presentation to the board of directors of Hispanic Broadcasting and delivered an oral opinion that the exchange ratio provided for in the Agreement and Plan of Reorganization was fair to the holders of Hispanic Broadcasting's Class A common stock from a financial point of view.

        A second special telephonic meeting was held later on June 10, 2002 by the board of directors of Hispanic Broadcasting to consider the approval of the Agreement and Plan of Reorganization, the ancillary agreements to be entered into by the companies and certain stockholders, and the transactions contemplated by these agreements. At the meeting:

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  Hispanic Broadcasting senior management and representatives of Vinson & Elkins L.L.P. updated the board of directors of Hispanic Broadcasting on the final negotiations of the Agreement and Plan of Reorganization, including regulatory matters and Tichenor family support of the transaction.

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  The board of directors of Hispanic Broadcasting unanimously approved the Agreement and Plan of Reorganization, each of the ancillary agreements to be executed by Hispanic Broadcasting in connection with the proposed transaction, and recommended that the stockholders of Hispanic Broadcasting approve and adopt the Agreement and Plan of Reorganization at a special meeting of stockholders of Hispanic Broadcasting.

        The Agreement and Plan of Reorganization and the ancillary agreements were executed by the parties on the evening of June 11, 2002.

        On June 12, 2002, Univision and Hispanic Broadcasting issued a joint press release announcing the execution of the Agreement and Plan of Reorganization.

Univision Board of Directors Reasons for the Merger and Recommendation

        The Univision board of directors, after careful consideration, has unanimously determined that the issuance of Univision common stock pursuant to the merger and the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock are advisable, fair, and in the best interests of Univision and its stockholders.

        The Univision board unanimously recommends that you vote FOR the proposal to approve the issuance of Univision common stock pursuant to the merger and FOR the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock.

        In determining whether to approve and recommend the transaction, the Univision board of directors reviewed a number of considerations with management and Univision's financial advisors. Among them were:

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  The opportunity for diversification into the radio industry because Univision's core business is, and historically has been, primarily television broadcasting.

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  The opportunity to expand the nature and number of advertisers utilizing Spanish-language media. Since current management assumed control of Univision in 1992, it has endeavored with some success to expand the nature and number of advertisers utilizing Spanish-language media, although many advertisers—including many major national advertisers—still choose instead to attempt to reach United States Hispanics entirely through English-language media. Since radio provides a more efficient entry point for advertisers to test market advertising campaigns than does television, Univision believes that advertisers may be more willing to experiment with Spanish-language advertising through radio and then, if successful, utilize Spanish-language television advertising as well. This in turn might accelerate Univision's revenue growth.

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  The opportunity for cross-promotion that results from adding radio operations to the mix of Univision's businesses. Univision believes that cross-promotion could build audiences for each medium, and the increased audience might result in greater advertising revenues.

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  The strong management team and balance sheet of Hispanic Broadcasting, both of which Univision believes could enhance future growth opportunities for the combined entity. The increased capitalization and financial resources of the combined company may also reduce its cost of capital and lead to other savings and efficiencies.

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  The stock-for-stock structure of the merger, which allows for a tax-free reorganization and the conservation of cash by Univision. Univision did not meaningfully consider substantially different structures to the proposed transaction, such as an all-cash transaction.

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  The continued employment and directorship of Mr. Tichenor.

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  The execution of support agreements by key stockholders of Hispanic Broadcasting to vote for the merger.

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  The restrictions limiting Hispanic Broadcasting's ability to solicit third party proposals, and the termination fee that would be received by Univision if Hispanic Broadcasting did not complete the merger other than for a limited set of reasons.

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  The fact that Hispanic Broadcasting has less than approximately $15 million in debt outstanding.

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  The lack of unusual execution risks, in part because cost savings or other execution-related benefits are not principal objectives of the transaction, and in part because, after the acquisition, Univision expects that Hispanic Broadcasting will continue to operate in substantially the same manner as before the closing with substantially the same management.

  •
  The fact that the proposed merger was expected to be slightly accretive, and not dilutive, to Univision's earnings per share.

        Univision considered the following risks associated with the merger:

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  The risk that some of the benefits described above would not be obtained.

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  The risk that regulatory agencies might prevent the merger or, in granting consent to the merger, might impose requirements that would force the companies to take actions that would reduce the benefits described above.

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  The time, effort and expense that would be required to consummate the merger and integrate the operations of the two companies. However, Univision does not expect its expenses in the merger to exceed $22,000,000.

        The foregoing list is not intended to be exhaustive, but Univision believes it includes the material factors considered and reviewed by the Univision board of directors.

        In its deliberations with respect to the merger, the Univision board of directors consulted with Univision's management and the financial and legal advisors to Univision. In addition, the Univision board of directors reviewed the opinion of UBS Warburg that, as of the date of the opinion and subject to the assumptions, limitations and qualifications in the opinion, as set forth in the opinion, the ratio of Univision common stock to be received for each share of Hispanic Broadcasting common stock was fair to Univision from a financial point of view.

Hispanic Broadcasting Board of Directors Reasons for the Merger and Recommendation

        The Hispanic Broadcasting board of directors, after careful consideration, has unanimously determined that the merger, the Agreement and Plan of Reorganization and the transactions contemplated thereby are advisable and fair to, and in the best interest of, Hispanic Broadcasting and its stockholders.

        The Hispanic Broadcasting board unanimously recommends a vote FOR the proposal to adopt the Agreement and Plan of Reorganization.

        In reaching its conclusion and its recommendation, the Hispanic Broadcasting board of directors considered and reviewed with management and with Hispanic Broadcasting's legal and financial advisors the following benefits associated with the merger:

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  The value of the consideration to be received by Hispanic Broadcasting's stockholders pursuant to the merger, including the historical market prices and trading information for the shares of Univision Class A common stock and that the exchange ratio represented:

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  a significant premium over the market prices at which Hispanic Broadcasting Class A common stock had previously traded, including a 31% premium over the closing price of Hispanic Broadcasting Class A common stock on June 11, 2002, the last full trading day before the announcement of the merger; and

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  the highest price offered by Univision, Spanish Broadcasting or Company A.

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  The opportunity for the stockholders of Hispanic Broadcasting to participate, as holders of approximately 29% of Univision's outstanding shares, in a larger, more diversified broadcasting company, including participating in the value and growth that may be generated through the combination of the two companies.

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  The opportunities for the combined company to secure new business from advertisers who are not currently using Spanish-language media.

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  The ability of the combined company to offer advertisers a more comprehensive range of products and services that will more effectively address their marketing needs and the anticipated addition of new advertisers as customers of the combined company at a rate faster than Hispanic Broadcasting could accomplish on its own.

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  The belief that the combined company will be better able to commit the resources necessary to develop new customers because of its television, radio, and online properties.

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  The anticipated benefits of the merger were not dependent on achieving significant cost savings or synergies;

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  The terms and conditions of the Agreement and Plan of Reorganization and related agreements, including:

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  the Univision support agreement, which ensured the necessary approval by the Univision stockholders of the issuance of additional Univision common stock pursuant to the merger;

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  Univision's covenant not to enter into any other acquisition or take any other action that would have the effect of preventing or significantly impeding or delaying the merger;

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  the board of directors' ability to consider and accept an unsolicited superior acquisition proposal; and

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  the size, nature and events that would trigger the payment of the $100 million under the merger agreement, and the impact that the termination fee provision and the provisions limiting Hispanic Broadcasting from soliciting or encouraging alternative proposals could have on the likelihood that a third party would make a competing offer to acquire Hispanic Broadcasting.

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  The financial presentation of Credit Suisse First Boston, including its opinion as to the fairness, from a financial point of view, to the Hispanic Broadcasting Class A common stockholders of the exchange ratio provided for in the merger, as described in the section entitled "Opinion of Hispanic Broadcasting's Financial Advisor."

        The Hispanic Broadcasting board of directors also considered, among other factors, the following risks associated with the merger:

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  The risk that benefits sought in the merger would not be obtained;

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  The risk that the merger would not be completed, including the risk that regulatory approvals would not be obtained;

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  Although the combined company would have a single controlling stockholder, Mr. Perenchio, such control was offset by:

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  the relative size of each of Hispanic Broadcasting and Univision before the merger;

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  Univision's operating and financial performance while Mr. Perenchio has been the controlling stockholder;

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  Mr. Perenchio's agreement that he would vote his Univision Class P common stock against any future transaction in which the consideration to be received by the holders of Univision Class P common stock would be different than the consideration received by the holders of Univision Class A common stock; and

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  the fact that Univision's Class P common stock loses its super-voting features following Mr. Perenchio's death or disability;

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  The substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies; and

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  Other risks described in this joint proxy statement/prospectus in the section entitled "Risk Factors."

        In the judgment of the Hispanic Broadcasting board of directors, the potential benefits of the merger substantially outweighed the risks inherent in the merger.

        In its deliberations with respect to the merger and the Agreement and Plan of Reorganization, the Hispanic Broadcasting board of directors consulted with Hispanic Broadcasting's management and the financial and legal advisors to Hispanic Broadcasting. The foregoing discussion of factors considered by the Hispanic Broadcasting board of directors is not exhaustive, but Hispanic Broadcasting believes it includes the material factors considered by the Hispanic Broadcasting board of directors. The Hispanic Broadcasting board of directors did not quantify or otherwise attempt to assign relative weights to the specific factors that it considered in reaching its determination to recommend the merger. Rather, the Hispanic Broadcasting board of directors viewed its position and recommendation as being based on the total information presented to and considered by the Hispanic Broadcasting board of directors.

Opinion of Univision's Financial Advisor

        On June 10, 2002, UBS Warburg delivered to the Univision board of directors an oral opinion, which was confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications in the opinion, the exchange ratio (as described below) was fair, from a financial point of view, to Univision. Pursuant to the Agreement and Plan of Reorganization, each issued and outstanding share of Hispanic Broadcasting Class A common stock and each issued and outstanding share of Hispanic Broadcasting Class B common stock will convert into the right to receive 0.85 of a share of Univision Class A common stock. Alternatively, under specified circumstances, each share of Hispanic Broadcasting Class B common stock will convert into the right to receive 0.85 of a share of Univision Class B common stock, which will have substantially the same rights and privileges as the Univision Class A common stock, except that the Univision Class B common stock will have limited voting rights and under specified circumstances each share of Univision Class B common stock is convertible into one share of Univision Class A common stock. We refer to the ratio of Univision common stock to be received for each share of Hispanic Broadcasting common stock as the "Exchange Ratio". The full text of UBS Warburg's opinion describes the assumptions made and the limitations and qualifications on the review undertaken, matters addressed and opinion expressed by UBS Warburg. This opinion is attached as Annex B to this joint proxy statement/prospectus. UBS Warburg's opinion addressed only the fairness, from a financial point of view, of the exchange ratio to Univision and did not address any other aspect of the merger and does not constitute a recommendation to any securityholder as to how such securityholder should vote with respect to any matters relating to the proposed merger. Holders of Univision common stock are encouraged to read the attached opinion carefully in its entirety. The summary of UBS Warburg's opinion described below is qualified in its entirety by reference to the full text of its opinion.

        In arriving at its opinion, UBS Warburg:

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  reviewed certain publicly available business and historical financial information relating to Univision and Hispanic Broadcasting, including financial forecasts for calendar years 2002 and 2003 prepared by Wall Street research analysts;

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  reviewed certain internal financial information and other data relating to the business and financial prospects of Univision, including financial forecasts for calendar year 2002 prepared by management of Univision and not publicly available;

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  reviewed certain internal financial information and other data relating to the business and financial prospects of Hispanic Broadcasting, including financial forecasts for calendar year 2002 prepared by the management of Hispanic Broadcasting and not publicly available;

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  conducted discussions with members of the senior management of Univision and Hispanic Broadcasting concerning the business and financial prospects of Univision and Hispanic Broadcasting;

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  reviewed publicly available financial and stock market data with respect to Univision, Hispanic Broadcasting and certain other companies in lines of business UBS Warburg believed to be generally comparable to those of Univision and Hispanic Broadcasting;

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  compared the financial terms of the merger with the publicly available financial terms of certain other transactions which UBS Warburg believed to be generally relevant;

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  considered certain pro forma effects of the merger on Univision's financial statements and reviewed estimates of certain synergies prepared by Univision management;

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  reviewed drafts of the Agreement and Plan of Reorganization; and

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  conducted such other financial studies, analyses, and investigations, and considered such other information as UBS Warburg deemed necessary or appropriate.

        In connection with its review, at Univision's direction, UBS Warburg did not assume any responsibility for independent verification for any of the information that UBS Warburg reviewed for the purpose of its opinion and, with Univision's consent, UBS Warburg relied on that information being complete and accurate in all material respects. In addition, at Univision's direction, UBS Warburg did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Univision or Hispanic Broadcasting, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, pro forma effects and estimates of certain synergies that it reviewed relating to Univision and Hispanic Broadcasting, UBS Warburg assumed, at Univision's direction, that the average of the Wall Street research analysts' financial forecasts for Univision and Hispanic Broadcasting did not materially differ from the best currently available estimates and judgments of the management of each of Univision and Hispanic Broadcasting as to the future performance of their respective companies and that the financial forecasts, pro forma effects and estimates of certain synergies prepared by the management of Univision and Hispanic Broadcasting were prepared on a reasonable basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies. In addition, UBS Warburg assumed, with Univision's approval, that the future financial results and synergies referred to above will be achieved at the times and in the amounts projected. UBS Warburg also assumed, with Univision's consent, that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. UBS Warburg also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Univision and/or Hispanic Broadcasting and the merger. UBS Warburg's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS Warburg as of, the date of its opinion.

        UBS Warburg's opinion did not address Univision's underlying business decision to effect the merger or constitute a recommendation to any stockholder of Univision as to how such stockholder should vote with respect to the merger. At Univision's direction, UBS Warburg was not asked to, nor did it, offer any opinion as to the material terms of the Agreement and Plan of Reorganization or the form of the merger. UBS Warburg did not express any opinion as to what the value of Univision common stock will be when issued pursuant to the Agreement and Plan of Reorganization or the prices at which it or Hispanic Broadcasting common stock will trade in the future. In rendering its opinion, UBS Warburg assumed, with Univision's consent, that the final executed form of the Agreement and Plan of Reorganization would not differ in any material respect from the draft that UBS Warburg examined, and that Univision and Hispanic Broadcasting will comply with all the material terms of the Agreement and Plan of Reorganization. Except as described above, Univision imposed no other instructions or limitations on UBS Warburg with respect to the investigations made or the procedures followed by UBS Warburg in rendering its opinion.

        In connection with rendering its opinion to the board of directors of Univision, UBS Warburg performed a variety of financial analyses that are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS Warburg in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected publicly-traded companies analysis and the selected precedent transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to Univision, Hispanic Broadcasting or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        UBS Warburg believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS Warburg's analyses and opinion. UBS Warburg did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, UBS Warburg considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole.

        The estimates of the future performance of Univision and Hispanic Broadcasting provided by the managements of Univision and Hispanic Broadcasting or derived from public sources in or underlying UBS Warburg's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS Warburg considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Univision and Hispanic Broadcasting. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

        The Exchange Ratio was determined through negotiation between Univision and Hispanic Broadcasting and the decision of Univision to enter into the merger was solely that of the Univision board of directors. UBS Warburg's opinion and financial analyses were only one of many factors considered by the Univision board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Univision board of directors or Univision's management with respect to the merger or the Exchange Ratio.

        The following is a brief summary of the material financial analyses performed by UBS Warburg and reviewed with the board of directors of Univision in connection with its opinion dated June 10, 2002. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS Warburg's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS Warburg's financial analyses.

        Exchange Ratio Analysis.    UBS Warburg reviewed the daily closing prices of Univision Class A common stock and Hispanic Broadcasting Class A common stock to determine the implied exchange ratio based upon the relative prices of Univision Class A common stock and Hispanic Broadcasting Class A common stock. Based on June 7, 2002 closing prices of $38.99 for Univision Class A common stock and $23.85 for Hispanic Broadcasting Class A common stock, the implied exchange ratio was 0.612x ($23.85 divided by $38.99). The Exchange Ratio represents a 39.0% premium to this implied exchange ratio on June 7, 2002. UBS Warburg also calculated the average implied exchange ratio for the prior 30, 60 and 180 days, as well as for the prior 12 months. The average implied exchange ratios during each of the foregoing time periods were 0.636x, 0.656x, 0.655x and 0.647x, respectively. The Exchange Ratio represents premiums to the foregoing average implied exchange ratios of 33.6%, 29.6%, 29.8% and 31.4%, respectively.

SUMMARY OF EXCHANGE RATIO ANALYSIS

Time Frame at or Immediately Prior to June 7, 2002	Implied Exchange Ratio		Implied Premium to 0.85x
June 7, 2002	0.612	x	39.0%
Last 30 trading-day average	0.636	x	33.6%
Last 60 trading-day average	0.656	x	29.6%
Last 180 trading-day average	0.655	x	29.8%
Last 12-months average	0.647	x	31.4%
Minimum (6/14/01)	0.554	x	53.5%
Maximum (9/20/01)	0.761	x	11.6%

        Selected Publicly-Traded Companies Analysis.    UBS Warburg compared certain financial information, ratios and public market multiples for Univision and Hispanic Broadcasting implied by the Exchange Ratio in the merger, to the corresponding data for the following three publicly-traded broadcasting companies:

  •
  Entravision Communications Corporation;

  •
  Spanish Broadcasting System, Inc.; and

  •
  Radio One, Inc.

        UBS Warburg chose the selected companies because they were publicly traded companies that, for purposes of the analysis, UBS Warburg considered reasonably similar to Univision and Hispanic Broadcasting in that these companies operate in the niche broadcasting industry. These public companies may significantly differ from Univision and Hispanic Broadcasting based on, among other things, the size of the companies, the geographic coverage of their operations and the particular segments of the broadcasting industry in which they focus.

        UBS Warburg reviewed, among other information, the comparable companies' multiples of total enterprise value, referred to as TEV, to projected earnings before interest, taxes, depreciation and amortization, which is one measure of cash flow of a selected company and which is referred to as EBITDA, for the calendar years ending December 31, 2002 and December 31, 2003. For this purpose, total enterprise value was defined as the market value on a fully diluted basis of the particular company's equity plus total debt outstanding and minority interests of the particular company, minus cash, cash equivalents, marketable securities and unconsolidated investments. Each company's projected EBITDA was calculated based on estimates contained in published analyst research reports prepared by investment banking firms, including UBS Warburg.

        UBS Warburg also reviewed, among other information, the comparable companies' price per share to projected free cash flow ("FCF") multiples and price per share to projected after tax cash flow ("ATCF") multiples, in each case for calendar years ending December 31, 2002 and December 31, 2003, based on estimates contained in published analyst research reports prepared by investment banking firms, including UBS Warburg. After tax cash flow consists of net income plus depreciation and amortization plus deferred taxes and plus or minus non-cash items. Free cash flow consists of after tax cash flow less maintenance capital expenditures. Broadcast industry analysts have historically utilized after tax cash flow and free cash flow as measures of earnings of broadcasting companies because such measures exclude the impact of non-cash items, including goodwill amortization, on earnings per share. The multiples of total enterprise value to EBITDA, price per share to after tax cash flow and price per share to free cash flow of the selected comparable companies provide a frame of reference to measure the value of Hispanic Broadcasting common stock implied by the Exchange Ratio.

        UBS Warburg compared the following ranges of multiples for the comparable companies and the following implied multiples for Hispanic Broadcasting as of June 7, 2002:

Multiple Analysis	Comparable Company Multiple Range		Implied Multiple for Hispanic Broadcasting at 0.85x Exchange Ratio
TEV/2002 Estimated EBITDA	24.2x to 33.4	x	41.6	x
TEV/2003 Estimated EBITDA	22.1x to 27.4	x	34.8	x
Price/2002 Estimated FCF	57.0x to 61.6	x	50.8	x
Price/2003 Estimated FCF	45.2x to 49.3	x	42.3	x
Price/2002 Estimated ATCF	45.6x to 48.0	x	47.8	x
Price/2003 Estimated ATCF	33.8x to 37.4	x	40.2	x

        Selected Precedent Transactions Analysis.    UBS Warburg reviewed the implied transaction value in the acquisition of Telemundo by GE/NBC that was announced on October 11, 2001. The Telemundo/GE/NBC transaction was the only significant merger involving a Spanish-language broadcasting company in the past four years. In addition, UBS Warburg compiled data on transactions involving eleven other broadcasting companies in the past four years to provide some additional context for its analysis.

        Notwithstanding the foregoing, no transaction utilized in the selected transactions analysis is identical to the merger. Accordingly, such analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Univision and Hispanic Broadcasting and other factors that could affect the acquisition value of the companies to which they are being compared.

        For purposes of the selected transactions analysis, total transaction value was calculated as the aggregate purchase price of equity (in the case of stock purchases), or the aggregate purchase price of the assets (in the case of asset purchases), plus total debt and preferred equity less cash and cash equivalents. For each of the selected transactions, UBS Warburg calculated an EBITDA multiple (based upon the public filings of the companies and Wall Street research) representing the ratio of transaction value to estimated EBITDA. Estimated EBITDA for purposes of such analysis was defined as estimated, projected EBITDA for the relevant period following the announcement of the selected transaction, where such information was available. The multiples for the Telemundo/GE/NBC transaction were calculated based on Univision management's estimate of projected EBITDA for Telemundo, a private company at the time of the acquisition. The multiple of total transaction value to estimated EBITDA is a helpful indicator of value paid for an operating business because it measures the ratio of the total consideration paid in a selected transaction in the form of purchase price and assumed debt and preferred stock obligations to estimated EBITDA (which is one measure of cash flow) of the target company.

        UBS Warburg compared the multiple of transaction value to calendar year 2001 estimated EBITDA for the Telemundo/GE/NBC transaction of 45.0x to the multiple of transaction value to calendar year 2002 estimated EBITDA of 41.6x for the merger and to calendar year 2003 estimated EBITDA of 34.8x for the merger.

        Premiums Paid Analysis.    UBS Warburg reviewed the premiums paid in approximately 124 publicly disclosed mergers and acquisitions that were valued at over $1 billion, were in non-financial industries and were completed from January 1, 2000 through June 7, 2002. UBS Warburg reviewed the purchase prices paid in the selected transactions relative to the target company's closing stock prices one day, one week and one month prior to public announcement of the transaction. This analysis indicated the following implied premiums to stock prices in the selected transactions:

Period Prior to Announcement	Mean Premiums Paid in Certain Stock-for-Stock Transactions	Implied Premium for Hispanic Broadcasting 0.85x Exchange Ratio
One Day	32.5%	39.0%
One Week	37.9%	36.3%
One Month	48.7%	34.0%

Source:    Securities Data Corporation.

        UBS Warburg compared the premium to Hispanic Broadcasting Class A common stock price implied by the Exchange Ratio of 39.0% one day prior, 36.3% one week prior and 34.0% one month prior to public announcement of the merger to the implied premiums in the selected transactions, which averaged 32.5% one day prior, 37.9% one week prior and 48.7% one month prior to public announcement of such transactions.

        No transaction utilized in the premiums paid analysis is identical to the merger. Accordingly, such analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Univision and Hispanic Broadcasting and other factors that could affect the acquisition value of the companies to which they are being compared.

        Miscellaneous.    Univision has agreed to pay UBS Warburg a fee of $12.5 million for its financial advisory services in connection with the merger, a significant portion of which is contingent upon consummation of the merger. The fee to be paid to UBS Warburg includes a fee of $1.5 million in connection with the delivery by UBS Warburg of its fairness opinion to Univision's board of directors, which shall be paid irrespective of whether the merger is consummated. In addition, Univision has agreed to reimburse UBS Warburg for its reasonable expenses, including reasonable fees and disbursements of its counsel, and to indemnify UBS Warburg and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Univision selected UBS Warburg as its exclusive financial advisor in connection with the merger because UBS Warburg is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Univision and its business. UBS Warburg is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements restructurings and reorganizations and valuations for corporate and other purposes.

        UBS Warburg and its affiliates in the past have provided investment banking services to Univision and received compensation for the rendering of such services. In the ordinary course of business, UBS Warburg, its successors and affiliates may actively trade the securities of Univision and Hispanic Broadcasting for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

Opinion of Hispanic Broadcasting's Financial Advisor

        Credit Suisse First Boston has acted as Hispanic Broadcasting's exclusive financial advisor in connection with the merger. Hispanic Broadcasting selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, reputation and familiarity with Hispanic Broadcasting's business and the business of Univision. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        In connection with Credit Suisse First Boston's engagement, Hispanic Broadcasting requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Class A common stock of Hispanic Broadcasting of the exchange ratio provided for in the merger. On June 10, 2002 at a telephone meeting of the board of directors of Hispanic Broadcasting held to evaluate the merger, Credit Suisse First Boston delivered an oral opinion, which was subsequently confirmed in a written opinion dated June 11, 2002, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in its written opinion, the exchange ratio was fair to the holders of Class A common stock of Hispanic Broadcasting from a financial point of view.

        The full text of Credit Suisse First Boston's written opinion, dated June 11, 2002, to the board of directors of Hispanic Broadcasting, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus. Holders of Hispanic Broadcasting common stock are urged to read this opinion in its entirety. Credit Suisse First Boston's opinion is addressed to the board of directors of Hispanic Broadcasting and relates only to the fairness, from a financial point of view, to the holders of Class A common stock of Hispanic Broadcasting of the exchange ratio. Credit Suisse First Boston's opinion does not constitute a recommendation to any stockholder of Hispanic Broadcasting as to how such stockholder should vote or act on any matter relating to the merger. The summary of Credit Suisse First Boston's opinion in this proxy statement is qualified in its entirety by reference to the full text of Credit Suisse First Boston's opinion.

        In arriving at its opinion, Credit Suisse First Boston:

  •
  reviewed the Agreement and Plan of Reorganization;

  •
  reviewed publicly available business and financial information relating to Hispanic Broadcasting and Univision;

  •
  reviewed other information, including publicly available financial forecasts, provided to or discussed with it by the managements of Hispanic Broadcasting and Univision;

  •
  met with Hispanic Broadcasting's and Univision's managements to discuss the business and prospects of Hispanic Broadcasting and Univision;

  •
  considered certain financial and stock market data of Hispanic Broadcasting and Univision and compared those data with similar data for other publicly held companies in businesses similar to Hispanic Broadcasting and Univision;

  •
  considered the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

  •
  considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

        In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the publicly available financial forecasts, Credit Suisse First Boston reviewed and discussed those forecasts with the managements of Hispanic Broadcasting and Univision, respectively, and assumed, with the consent of Hispanic Broadcasting's board of directors, that they represent reasonable estimates and judgments of

Hispanic Broadcasting's and Univision's managements as to the future financial performance of Hispanic Broadcasting and Univision. Hispanic Broadcasting also informed Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston also assumed, with Hispanic Broadcasting's consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the merger, no delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the Agreement and Plan of Reorganization, without waiver, modification or amendment of any material term, condition or agreement contained in the Agreement and Plan of Reorganization.

        Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Hispanic Broadcasting or Univision, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. Credit Suisse First Boston's opinion was necessarily based upon information available to it and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. As Hispanic Broadcasting's board of directors was aware, in connection with its engagement, Credit Suisse First Boston approached third parties to solicit indications of interest in a possible acquisition of Hispanic Broadcasting and held preliminary discussions with a number of these parties. Credit Suisse First Boston did not express any opinion as to what the value of Univision common stock actually would be when issued pursuant to the merger or the prices at which Univision common stock would trade at any time. The Credit Suisse First Boston opinion does not address the relative merits of the merger as compared to other transactions or business strategies that might be available to Hispanic Broadcasting, nor does it address the underlying business decision of Hispanic Broadcasting to engage in the merger.

        Although Credit Suisse First Boston evaluated the exchange ratio from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined in arm's length negotiations between Hispanic Broadcasting and Univision.

        In preparing its opinion to the board of directors of Hispanic Broadcasting, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is complex and is not readily susceptible to partial analysis or summary description. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is directly comparable to Hispanic Broadcasting, Univision or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger or the other values of the companies, business segments or transactions being analyzed.

        The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        Credit Suisse First Boston's opinion and financial analyses were among many factors considered by the board of directors of Hispanic Broadcasting in its evaluation of the proposed merger and should not be viewed as determinative of the views of the board of directors of Hispanic Broadcasting or the managements of Hispanic Broadcasting or Univision with respect to the merger or the consideration to be received by Hispanic Broadcasting pursuant to the merger.

        Summary of Financial Analyses.    The following is a summary of the material financial analyses underlying Credit Suisse First Boston's opinion dated June 11, 2002 delivered to the board of directors of Hispanic Broadcasting in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

        Common Stock Trading History.    Credit Suisse First Boston examined the historical closing prices of Hispanic Broadcasting common stock from June 7, 2001 to June 7, 2002. During this time period, Hispanic Broadcasting common stock reached a high of $32.00 per share and a low of $13.58 per share. Credit Suisse First Boston also examined the historical closing prices of Univision common stock from June 7, 2001 to June 7, 2002. During this time period, Univision common stock reached a high of $47.00 per share and a low of $16.30 per share.

        Discounted Cash Flow Analysis.    A discounted cash flow analysis was used to calculate the present value of Univision's and Hispanic Broadcasting's future cash flows to arrive at a range of estimated values for each company.

        Credit Suisse First Boston performed a discounted cash flow analysis of the projected cash flows of Hispanic Broadcasting for the fiscal years ending December 31, 2002 through December 31, 2006, using Wall Street average research projections and assumptions for Hispanic Broadcasting. The discounted cash flow analysis for Hispanic Broadcasting was estimated using discount rates ranging from 10.0% to 14.0%, based on estimates related to the weighted average costs of capital of Hispanic Broadcasting, and terminal multiples of estimated EBITDA for Hispanic Broadcasting's fiscal year ending December 31, 2006 ranging from 18.0x to 22.0x. Based on this analysis, Credit Suisse First Boston estimated a value per share of Hispanic Broadcasting common stock ranging from $22.19 to $30.63.

        Credit Suisse First Boston performed a discounted cash flow analysis analysis of the projected cash flows of Univision for the fiscal years ending December 31, 2002 through December 31, 2006, using Wall Street average research projections and assumptions for Univision. Credit Suisse First Boston estimated the discounted cash flows for Univision using discount rates ranging from 9.0% to 13.0%, based on estimates relating to the weighted average costs of capital of Univision, and terminal multiples of estimated EBITDA for Univision's fiscal year ending December 31, 2006 ranging from 16.0x to 20.0x. Based on this analysis, Credit Suisse First Boston estimated a value per share of Univision common stock ranging from $31.85 to $45.56.

        This analysis resulted in implied exchange ratios ranging from 0.571x to 0.807x (which were obtained by comparing the highest estimated valuation of Hispanic Broadcasting common stock to the lowest estimated valuation of Univision common stock and the lowest estimated valuation of Hispanic Broadcasting common stock to the highest estimated valuation of Univision common stock), compared to the proposed exchange ratio of 0.850x.

        Comparable Publicly Traded Company Analysis.    A comparable publicly traded company analysis was used to derive a range of values for Univision and Hispanic Broadcasting based on the multiples of projected operating results of selected publicly traded companies.

        Credit Suisse First Boston analyzed the market values and trading multiples of selected publicly traded Spanish broadcasting companies that Credit Suisse First Boston believed were reasonably comparable to each of Hispanic Broadcasting and Univision. These comparable companies consisted of:

  •
  Entravision Communications Corporation;

  •
  Hispanic Broadcasting (with respect to Univision);

  •
  Radio Unica Communications Corp.;

  •
  Spanish Broadcasting System, Inc.; and

  •
  Univision (with respect to Hispanic Broadcasting).

        In examining these comparable companies, Credit Suisse First Boston calculated the enterprise value of each company as a multiple of its respective: (i) projected broadcast cash flows, for calendar years 2002 and 2003 and (ii) projected earnings before interest expense, taxes, depreciation and amortization, or EBITDA, for calendar years 2002 and 2003. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. Credit Suisse First Boston also calculated the equity value of each company as a multiple of its respective projected after tax cash flow, which was calculated as net income plus depreciation and amortization plus stock option compensation plus deferred taxes and pro forma for merger adjustments, for calendar years 2002 and 2003. All historical data was derived from publicly available sources and all projected data was obtained from Credit Suisse First Boston research, except for Hispanic Broadcasting and Univision, for which Wall Street average research projections and assumptions were used. Credit Suisse First Boston's analysis of the comparable companies yielded the following multiple ranges:

Enterprise Value/	High		Low		Average
2002 Estimated Broadcast Cash Flows	29.7	x	25.3	x	27.5	x
2003 Estimated Broadcast Cash Flows	23.7	x	22.0	x	23.0	x
2002 Estimated EBITDA	34.5	x	30.1	x	31.9	x
2003 Estimated EBITDA	27.2	x	25.1	x	26.2	x
Equity Value/	High		Low		Average
2002 Estimated After Tax Cash Flow	43.8	x	34.0	x	39.2	x
2003 Estimated After Tax Cash Flow	35.9	x	28.9	x	31.4	x

        Based on an analysis of this data and Hispanic Broadcasting's projected results for comparable periods, Credit Suisse First Boston estimated a value per share of Hispanic Broadcasting common stock ranging from $23.27 to $29.98 by applying the following ranges as the multiple of enterprise value to (i) 2002 projected broadcast cash flows (27.0x to 30.0x), (ii) 2003 projected broadcast cash flows (23.0x to 25.0x), (iii) 2002 projected EBITDA (31.0x to 35.0x), (iv) 2003 projected EBITDA (25.0x to 27.0x), (v) 2002 projected after tax cash flow (40.0x to 43.0x) and (vi) 2003 projected after tax cash flow (30.0x to 35.0x). Based on an analysis of this data and Univision's projected results for comparable periods, Credit Suisse First Boston estimated a value per share of Univision common stock ranging from $32.94 to $43.94. Based on these results, Credit Suisse First Boston derived implied exchange ratios ranging from 0.585x to 0.800x, compared to the proposed exchange ratio of 0.850x.

        Precedent Merger and Acquisition Transaction Analysis.    A precedent merger and acquisition transaction and acquisition analysis was used to derive a range of values for Hispanic Broadcasting based on the multiples of projected operating results of a selected precedent transaction.

        Credit Suisse First Boston reviewed General Electric Company's acquisition of Telemundo Communications Group, Inc., which was announced on October 11, 2001.

        In examining this acquisition, Credit Suisse First Boston calculated the enterprise value of the acquired company implied by this transaction as a multiple of projected calendar year 2001, 2002 and 2003 EBITDA. Credit Suisse First Boston's analysis of this comparable acquisition yielded the following multiples:

Enterprise Value/
2001 Estimated EBITDA	38.3	x
2002 Estimated EBITDA	20.0	x
2003 Estimated EBITDA (including synergies)	10.7	x

        Based on an analysis of this data and Hispanic Broadcasting's historical and projected operating results, Credit Suisse First Boston estimated a value per share of Hispanic Broadcasting common stock ranging from $21.46 to $29.15 by applying a range of 33.0x to 37.0x for the multiple of enterprise value to 2002 projected EBITDA, and a range of 23.0x to 26.0x for the multiple of enterprise value to 2003 projected EBITDA.

        Based on these results, and using the same implied valuation for Univision set forth above in the Comparable Publicly Traded Company Analysis, Credit Suisse First Boston derived implied exchange ratios ranging from 0.585x to 0.829x, compared to the proposed exchange ratio of 0.850x.

        Contribution Analysis.    A contribution analysis was used to compare the relative contributions of financial and operating statistics by Hispanic Broadcasting and Univision to the combined company.

        Credit Suisse First Boston analyzed the relative contributions of Hispanic Broadcasting and Univision to the pro forma combined company for the years 2001, 2002 and 2003 based on selected financial data, assuming no anticipated cost savings or related expenses. Credit Suisse First Boston analyzed the respective contributions of each company's projected revenues, broadcast cash flows, EBITDA, and after tax cash flow, for each of 2001, 2002 and 2003 based on Wall Street average research projections and assumptions for Hispanic Broadcasting and Univision. The implied percent of equity value and implied exchange ratio in the table below denotes each respective company's share of pro forma equity and the resulting exchange ratio based on its contribution to enterprise value, accounting for the debt contributed by each of Hispanic Broadcasting and Univision, respectively:

	Hispanic Broadcasting Implied Percentage of Equity Value	Univision Implied Percentage of Equity Value	Implied Exchange Ratio
2001 Revenue	22.9%	77.1%	0.727	x
2002 Estimated Revenue	19.6%	80.4%	0.598	x
2003 Estimated Revenue	19.2%	80.8%	0.582	x
2001 Broadcast Cash Flows	23.5%	76.5%	0.754	x
2002 Estimated Broadcast Cash Flows	21.5%	78.5%	0.673	x
2003 Estimated Broadcast Cash Flows	20.3%	79.7%	0.624	x
2001 EBITDA	22.4%	77.6%	0.706	x
2002 Estimated EBITDA	20.5%	79.5%	0.631	x
2003 Estimated EBITDA	19.6%	80.4%	0.599	x
2001 After Tax Cash Flow	27.7%	72.3%	0.940	x
2002 Estimated After Tax Cash Flow	24.3%	75.7%	0.787	x
2003 Estimated After Tax Cash Flow	23.6%	76.4%	0.758	x

        Based on these results, Credit Suisse First Boston derived implied exchange ratios ranging from 0.600x to 0.850x, compared to the proposed exchange ratio of 0.850x.

        Premiums Paid Analysis.    A premiums paid analysis was used to compare the premiums implied by the proposed exchange ratio to premiums offered in selected transactions.

        Credit Suisse First Boston determined the premium over the common stock trading prices for one day, one week and four weeks prior to the announcement date in 41 selected merger and acquisition transactions of U.S. public companies (excluding those in which the target was a financial services company or high tech company) ranging from $1 billion to $10 billion in size announced between January 1, 1990, and June 7, 2002. Credit Suisse First Boston obtained the premiums for these transactions from Securities Data Company. The median premiums for the selected transactions over the common stock trading prices were as follows:

Time Period Prior to Announcement	Premium
One Day	23.0%
One Week	25.1%
Four Weeks	30.3%

        Applying the above premiums to the closing price of Hispanic Broadcasting common stock on comparable days, Credit Suisse First Boston derived implied exchange ratios ranging from 0.752x to 0.866x, compared to the proposed exchange ratio of 0.850x.

        Historical Exchange Ratio Analysis.    An historical exchange ratio analysis was used to compare the proposed exchange ratio to historical market exchange ratios for Univision and Hispanic Broadcasting.

        Credit Suisse First Boston reviewed the historical exchange ratios implied by the daily closing prices per share of Univision common stock to those of Hispanic Broadcasting common stock for the period beginning on June 7, 2001 and ending on June 7, 2002. This analysis showed that the average historical exchange ratios (excluding the high of 0.761x and the low of 0.554x) during the period ending on June 7, 2002 were as follows:

Period Ended June 7, 2002	Historical Exchange Ratio
1 year	0.647x
6 months	0.650x
4 months	0.653x
3 months	0.656x
2 months	0.645x
1 month	0.637x
Current	0.612x
Proposed Exchange Ratio	0.850x

        Pro Forma Financial Impact Analysis.    Using Wall Street average research projections and assumptions for 2002 through 2004, Credit Suisse First Boston compared the projected after tax cash flow of Univision for 2002, 2003 and 2004 on a stand-alone basis to the projected pro forma after tax cash flow for 2002, 2003 and 2004 of the combined company after the merger. This analysis showed that without synergies, the merger would have the following effects:

After tax cash flow without synergies
2002	dilutive
2003	dilutive
2004	dilutive

        Miscellaneous.    Hispanic Broadcasting has agreed to pay Credit Suisse First Boston a fee of $12.5 million, of which $2 million was paid upon delivery of its opinion and the remaining $10.5 million is payable contingent upon the consummation of the merger. Hispanic Broadcasting also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

        Credit Suisse First Boston and its affiliates have in the past provided, are currently providing, and may in the future provide investment banking and other financial services to Hispanic Broadcasting and Univision unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received and expect to receive compensation. Additionally, a member of the Executive Board of Credit Suisse First Boston is a member of the board of directors of Hispanic Broadcasting. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Hispanic Broadcasting and Univision for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Description of the Merger

        The Merger.    Univision and Hispanic Broadcasting entered into an Agreement and Plan of Reorganization that is attached to this joint proxy statement/prospectus as Annex A and that we encourage you to read. The Agreement and Plan of Reorganization provides for the acquisition of Hispanic Broadcasting by Univision. As a result of the merger, Hispanic Broadcasting will become a wholly owned subsidiary of Univision. Each issued and outstanding share of Hispanic Broadcasting common stock will convert into the right to receive 0.85 of a share of Univision Class A common stock, and as a result each Hispanic Broadcasting stockholder will become a Univision stockholder. Each outstanding Univision share will remain unchanged pursuant to the merger.

        Potential Restructuring of the Merger.    However, if the FCC determines that Clear Channel would hold an "attributable interest" in Univision after completion of the merger, then we will restructure the merger. We refer to such restructured transaction as the "Restructured Merger." We believe that it is unlikely that the Restructured Merger will be necessary, but, if it is, then, each issued and outstanding share of Hispanic Broadcasting Class A common stock will continue to convert into the right to receive 0.85 of a share of Univision Class A common stock, but each issued and outstanding share of Hispanic Broadcasting Class B common stock (all of which are held by Clear Channel) will instead convert into the right to receive 0.85 of a share of Univision Class B common stock. The Univision Class B shares would be a newly authorized class of common stock that would not be listed on any national securities exchange or on the NASDAQ Stock Market. The Univision Class B common stock would be substantially the same as the Univision Class A shares except that the Class B common shares would carry limited voting rights and would automatically convert into Univision Class A common stock on a one-for-one basis upon certain circumstances. For a discussion of "attributable interests" under FCC regulations, see the section entitled "Regulatory Approvals Required to Complete the Merger—FCC Regulations" beginning on page    . For a discussion of the rights, preferences, and privileges of the Univision Class B common stock, see the section entitled "Description of Univision Capital Stock" beginning on page    .

        Treatment of Hispanic Broadcasting Stock Options.    When we complete the merger, Univision will assume all outstanding Hispanic Broadcasting stock options, and all such options will fully vest (except for certain options issued to Hispanic Broadcasting's executive officers in the month before the signing of the Agreement and Plan of Reorganization). Each assumed option will convert into an option to purchase that number of shares of Univision Class A common stock determined by multiplying the number of Hispanic Broadcasting Class A common shares covered by the option immediately before the effective time by 0.85, with fractional shares rounded down to the nearest whole share. The exercise price per Univision Class A common share will be the exercise price per Hispanic Broadcasting Class A common share applicable to that option immediately before the completion of the merger, divided by 0.85, rounded down to the nearest whole cent. Univision may offer each Hispanic Broadcasting optionholder the right to replace such option for a substitute option under the Univision 1996 Performance Award Plan. The replacement options will have the same terms and conditions as the surrendered options immediately before the completion of the merger, except that any such unvested or partially unvested replacement option will vest in four equal annual increments beginning on the first anniversary of the date of grant of such surrendered option.

        Fractional Shares.    Univision will not issue any fractional Univision common shares. Hispanic Broadcasting stockholders who would otherwise receive a fractional share will instead be entitled to receive a cash payment equal to the product of the fractional part of the Univision common share multiplied by the average of the last reported sales price per share of Univision Class A common stock as reported on the New York Stock Exchange for the five trading days immediately before the effective time.

Interests of Directors and Executive Officers of Hispanic Broadcasting Pursuant to the Merger

        In considering the recommendation of the Hispanic Broadcasting board of directors to vote for the adoption of the Agreement and Plan of Reorganization, you should be aware that some of the executive officers and directors of Hispanic Broadcasting have interests in the merger that are different from, and in addition to, the interests of other Hispanic Broadcasting stockholders.

        Employment Agreement of McHenry Tichenor, Jr.    Concurrently with the execution of the Agreement and Plan of Reorganization, Univision entered into an employment agreement with McHenry Tichenor, Jr., Hispanic Broadcasting's Chief Executive Officer, that provides that he will serve full-time in Dallas, Texas as Univision's Executive Vice President and President of Radio Operations, effective upon the closing of the merger. Mr. Tichenor's annual base salary under this agreement will be $600,000, and Univision may in its sole discretion award Mr. Tichenor an annual bonus of up to $600,000. The employment agreement also provides that Mr. Tichenor will receive a non-statutory stock option covering 200,000 shares of Univision Class A common stock under Univision's 1996 Performance Award Plan. The agreement contains Univision's standard terms and conditions regarding ownership of works, confidentiality and non-solicitation of Univision's customers and employees as well as a non-competition agreement and, in certain events, severance payments. See the section entitled "Other Agreements—Employment Agreement" beginning on page    .

        Registration Rights Agreement.    At the closing of the merger, Univision will enter into a registration rights agreement granting to Clear Channel and members of the Tichenor family registration rights with respect to the Univision common stock that they receive pursuant to the merger. The registration rights agreement will grant Clear Channel and the Tichenor family members the right to request that Univision file a registration statement covering the sale of the Univision Class A common stock that they hold (or will receive upon conversion of any other Univision capital stock that they hold) in an underwritten offering. The registration rights agreement also provides Clear Channel and the Tichenor family members with the right to participate in future Univision registrations. All of these rights are subject to customary terms, conditions, procedures and restrictions. See the section entitled "Other Agreements—Registration Rights Agreement" beginning on page    .

        Board of Directors.    In connection with the signing of the Agreement and Plan of Reorganization, Mr. Perenchio and Mr. Tichenor entered into a voting agreement whereby Mr. Perenchio agreed to nominate and then vote to elect to Univision's board of directors as Class A/P Directors, promptly upon the closing of the merger, both Mr. Tichenor and                            . See the section entitled "Other Agreements—Voting Agreement" beginning on page    .

        Insurance and Indemnity.    Univision agreed to indemnify the Hispanic Broadcasting officers and directors to the fullest extent permitted by law against all claims arising from acts and omissions (and alleged acts and omissions) by them in such capacity occurring before the effective time. For a period of five years from the effective time, Univision has agreed to cause the surviving corporation to maintain provisions in its charter and bylaws regarding exculpation of director liability and indemnification and has agreed to cause to be maintained officers' and directors' liability insurance for those currently covered in such capacities with Hispanic Broadcasting, although Univision is not required to pay in any year for such insurance an amount in excess of 150% of the premium paid by Hispanic Broadcasting at the time the Agreement and Plan of Reorganization was signed.

        Expense Reimbursement.    Hispanic Broadcasting has agreed to reimburse the Tichenor family members for their reasonable legal, accounting and related expenses incurred in connection with the negotiation and execution of the agreement to vote in favor of the Hispanic Broadcasting proposal, the transactions contemplated by the Agreement and Plan of Reorganization, and any restructuring or reorganization of the manner in which the Tichenor family members hold their shares of Hispanic Broadcasting Class A common stock resulting from or related to the transactions contemplated by the Agreement and Plan of Reorganization.

No Appraisal Rights

        Neither Univision stockholders nor Hispanic Broadcasting stockholders will be entitled to any appraisal rights under the General Corporation Law of the State of Delaware or any other applicable law in connection with the merger.

Accounting Treatment of the Merger

        The merger will be treated as a "purchase" for accounting purposes. Therefore, the purchase price will be allocated to Hispanic Broadcasting's assets and liabilities based on their estimated fair market value at the completion of the merger, with any excess of the purchase price over these fair market values accounted for as intangible assets.

Regulatory Approvals Required to Complete the Merger

        Antitrust Regulations.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated unless certain filings are submitted to the FTC and the DOJ and certain waiting period requirements are satisfied. We filed the notification and report forms required under the HSR Act with the FTC and the DOJ on August 12, 2002. On September 11, 2002, the DOJ made a request for additional information and documentary material. We continue to provide information to, and cooperate with, the DOJ.

        The FTC and the DOJ frequently scrutinize the legality of transactions such as the merger under antitrust laws. At any time before or after the completion of the merger, the FTC or the DOJ could take a variety of actions under the antitrust laws, including seeking to prevent the merger or seeking the divestiture of substantial assets of Univision or Hispanic Broadcasting. In addition, certain private parties as well as state attorneys general and other antitrust authorities may challenge the merger under United States or foreign antitrust laws. We do not believe that any antitrust filings are required in any other jurisdiction before completion of the merger, but we will make any such filings if we later determine that they are required.

        FCC Regulations.    Television and radio broadcasting are subject to the jurisdiction of the FCC under the Communications Act. The FCC has adopted comprehensive regulations governing broadcasting.

        The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. The merger would result in the transfer of control of Hispanic Broadcasting and its various licensee subsidiaries to Univision and therefore requires FCC consent. To obtain such consent, an application containing certain required information must be submitted to the FCC. Univision tendered an application to the FCC on July 23, 2002. An FCC public notice announcing that the application was accepted for filing was issued on August 2, 2002. Interested parties had until September 3, 2002 to file a formal petition to deny the application through and can file informal objections at any time prior to grant of the application. On September 3, 2002, a petition to deny as well as an informal objection were filed with the FCC. On September 18, 2002, Univision and Hispanic Broadcasting each filed a single response to both the petition and the informal objection, and on September 25, 2002, the petitioner submitted a consolidated reply to the Univision and Hispanic Broadcasting responses. Under the Communications Act, the FCC will weigh the pleadings, may consider its own concerns, and may consider oral presentations from other interested persons in acting upon the application.

        Based upon the application, the FCC will also assess the qualifications of Univision, the compliance of the transaction with rules, and various other factors in order to determine whether the change in ownership serves the public interest. Among other things, the FCC will consider whether Univision complies with limitations on alien ownership of broadcast interests and whether the acquisition conforms to various rules limiting common ownership of media properties.

        The FCC rules regulate the extent to which one may have an "attributable interest" in more than one broadcast station. Each of the following are viewed to have an attributable interest in a licensee:

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  each officer, director, general partner and party with the power to vote or control the vote of 5% or more of the outstanding voting power of a licensee, although the ownership threshold for certain passive investors is 20%; and

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  a party that holds a financial interest (whether equity or debt) in excess of 33% of a licensee's total capital, if such party is either a significant program supplier to the licensee or has another media interest in the same market.

        In addition, a licensee that provides more than 15% of the programming of another station in the same market is considered to have an attributable interest in that station, and a party may have an attributable interest in more than one TV station where the stations are in different Nielsen Designated Market Areas (DMAs). Common ownership of two TV stations in the same DMA is permitted where there is no overlap of certain signal strength contours among the stations, where a specified number of separately owned full-power TV stations will remain after the combination takes place, or where certain waiver criteria are met.

        The FCC's radio ownership rules establish numerical limits as to the number of radio stations in a single market area (defined by the overlap of certain signal strength contours) in which a party may have an attributable interest. The numerical limits are tied to the number of radio stations owned by all entities within that market area. The rules permit the ownership of up to eight radio stations in areas with 45 or more radio stations, and as few as one AM and one FM station in the smallest market areas.

        The FCC's radio-television cross-ownership rules limit the ability of a party to hold attributable interests in both radio and TV stations in the same market. The rules prohibit a single entity from owning more than one TV station and seven radio stations, or two TV stations and six radio stations, in the largest markets, meaning those with at least 20 independently owned media voices.

        Univision presently holds an attributable interest in Entravision Communications Corporation, licensee of a number of radio and TV stations. If Univision were to continue to hold an attributable interest in Entravision after the merger, the numerical limits set forth in the FCC's radio multiple ownership rules and radio-television cross-ownership rule would be exceeded in certain market areas. In connection with the completion of the merger, Univision expects to restructure its ownership interest in order to make its interest in Entravision non-attributable; specifically, Univision will exchange its common stock for non-voting stock.

        Because the merger involves a substantial change in ownership or control of Hispanic Broadcasting, the application must be placed on public notice for a period of no less than 30 days during which time the public may file petitions to deny the application. An evidentiary hearing may be conducted if, after a review of the application and any opposing petitions, there are unresolved substantial and material questions of fact. The application may be acted upon by the staff of the FCC or referred to the full Commission for decision. If the FCC or its staff grants the application, the FCC will give public notice of that fact. Interested parties have 30 days from the date of that public notice to seek reconsideration or review by the full commission, or as the case may be, by a court of competent jurisdiction. The full commission has 40 days from the date of public notice of an action taken by the FCC's staff in which to set aside such action on its own motion.

Listing of Univision Common Shares Issued Pursuant to the Merger

        It is a condition to the merger that Univision use reasonable best efforts to obtain, before the closing of the merger, approval for listing on the New York Stock Exchange of the Univision Class A common shares issuable pursuant to the merger, subject to official notice of issuance.

Restrictions on Sales of the Univision Common Shares Issued Pursuant to the Merger

        All Univision common shares that Hispanic Broadcasting stockholders receive pursuant to the merger will be freely transferable, except for shares received by "affiliates" of Hispanic Broadcasting under the Securities Act of 1933, which we refer to as the Securities Act, at the time of the Hispanic Broadcasting special meeting. These affiliates may resell the Univision common shares that they receive pursuant to the merger only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed "affiliates" of Hispanic Broadcasting for this purpose generally include individuals or entities that control, are controlled by, or are under common control with Hispanic Broadcasting and include directors and certain executive officers of Hispanic Broadcasting. The Agreement and Plan of Reorganization requires that Hispanic Broadcasting cause each of these affiliates to deliver to Univision, not later than 30 days before the closing of the merger, the written agreement by these persons that they will not sell, transfer or otherwise dispose of any of the Univision common shares issued to them pursuant to the merger in violation of the Securities Act or the related SEC rules.

Delisting of Hispanic Broadcasting Common Shares

        If the merger is completed, the Hispanic Broadcasting common shares will be delisted from the New York Stock Exchange and deregistered under the Securities and Exchange Act of 1934.

Material Federal Income Tax Considerations

        General.    The following describes the material United States federal income tax consequences to United States holders who exchange Hispanic Broadcasting common shares for Univision common shares pursuant to the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, United States Treasury Regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. As used in this section, a "United States holder" is a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to United States federal income tax on a net income basis with respect to Hispanic Broadcasting common shares.

        This discussion does not address the effects of any state, local, or non-United States tax laws. Furthermore, this discussion relates only to persons who hold Hispanic Broadcasting common shares, and will hold Univision common shares, as capital assets. The tax treatment of a Hispanic Broadcasting stockholder may vary depending upon such stockholder's particular situation, and certain stockholders may be subject to special rules not discussed below. Such stockholders would include, for example, foreign persons, insurance companies, tax-exempt organizations, financial institutions, investment companies, broker-dealers, domestic stockholders whose "functional" currency is not the United States dollar, stockholders who hold Hispanic Broadcasting shares as part of a hedge, straddle, constructive sale or conversion transaction, and individuals who receive Hispanic Broadcasting common shares pursuant to the exercise of employee stock options or otherwise as compensation.

        You are strongly urged to consult with your tax advisor with respect to the tax consequences to you of the merger (or the Restructured Merger) in light of your own particular circumstances, including tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

        Consequences of the Merger (or the Restructured Merger).    Based on facts existing today, on certain representations contained in letters provided by Hispanic Broadcasting and Univision, and on the assumption as to the absence of material changes in facts or in law between the date of this joint proxy statement/prospectus and the closing of the merger (or the Restructured Merger, if it occurs), Vinson & Elkins L.L.P., counsel to Hispanic Broadcasting, has delivered its opinion (attached as Exhibit 8.1 to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part) that the merger (or the Restructured Merger) will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code; Hispanic Broadcasting, Univision and Univision Acquisition Corporation will each be a party to a reorganization within the meaning of Section 368(b) of the Code; and no gain or loss will be recognized by Hispanic Broadcasting stockholders as a result of the merger (or the Restructured Merger), except to the extent cash is received instead of fractional Univision common shares, and that the following material federal income tax consequences will result:

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  A Hispanic Broadcasting stockholder will not recognize any income, gain or loss as a result of the receipt of Univision common shares in exchange for Hispanic Broadcasting common shares pursuant to the merger (or the Restructured Merger), except with respect to cash received instead of a fractional Univision common share;

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  The aggregate tax basis to a Hispanic Broadcasting stockholder of the Univision common shares received in exchange for Hispanic Broadcasting common shares pursuant to the merger (or the Restructured Merger) will equal such stockholder's aggregate tax basis in the Hispanic Broadcasting common shares surrendered in exchange therefor, reduced by the tax basis allocable to any fractional share interest in Univision common shares for which cash is received;

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  A Hispanic Broadcasting stockholder who receives cash instead of a fractional Univision common share will be treated as having received such cash in exchange for such fractional share and generally will recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the tax basis of the Hispanic Broadcasting common shares attributable to such fractional share;

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  The holding period of a Hispanic Broadcasting stockholder for the Univision common shares received pursuant to the merger (or the Restructured Merger) will include the holding period of the Hispanic Broadcasting common shares surrendered in exchange therefor; and

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  No gain or loss will be recognized by Univision, Univision Acquisition Corporation or Hispanic Broadcasting as a result of the merger (or the Restructured Merger).

        Based on facts existing today, on certain representations contained in letters provided by Hispanic Broadcasting and Univision, and on the assumption as to the absence of material changes in facts or in law between the date of this joint proxy statement/prospectus and the closing of the Restructured Merger (if it occurs), O'Melveny & Myers LLP, counsel to Univision, has delivered its opinion (attached as Exhibit 8.2 to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part) that no gain or loss will be recognized by Hispanic Broadcasting, Univision or Univision Acquisition Corporation as a result of the Restructured Merger.

        The above opinions, which are not binding on the Internal Revenue Service or the courts, are conditioned upon the assumption that the merger (or the Restructured Merger) is completed under the current terms of the Agreement and Plan of Reorganization.

        Completion of the merger (or the Restructured Merger) is conditioned on receipt by Hispanic Broadcasting from its counsel, Vinson & Elkins L.L.P., of a second opinion, dated the date of the closing of the merger (or the Restructured Merger), confirming Vinson & Elkins LLP's opinion described above. Hispanic Broadcasting does not intend to waive this condition and in fact will not do so without circulating a revised proxy statement in order to resolicit stockholder approval.

        Completion of the Restructured Merger, if it occurs, is conditioned on receipt by Univision from its counsel, O'Melveny & Myers LLP, of a second opinion, dated the date of the closing of the Restructured Merger, confirming O'Melvney & Myers LLP's opinion described above. Univision does not intend to waive this condition and in fact will not do so without circulating a revised proxy statement in order to resolicit stockholder approval.

        Backup Withholding and Information Reporting.    Certain United States holders may be subject to information reporting with respect to the amount of cash, if any, received instead of a fractional Univision common share. United States holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding with respect to any cash to be received at the rate of 30%. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such United States holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

THE AGREEMENT AND PLAN OF REORGANIZATION

        The following is a summary of the material provisions of the Agreement and Plan of Reorganization, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this summary. The summary is not complete and is qualified in its entirety by reference to the agreement; we urge you to read the agreement in its entirety for a more complete description of the terms and conditions of the merger.

Structure and Completion of the Merger

        The Agreement and Plan of Reorganization provides that Univision will acquire Hispanic Broadcasting and Hispanic Broadcasting will become a subsidiary of Univision. Each issued and outstanding share of Hispanic Broadcasting common stock will convert into the right to receive 0.85 of a share of Univision Class A common stock, except that Hispanic Broadcasting stockholders will receive cash instead of fractional shares of Univision. For a more detailed discussion of the structure of the merger, the potential restructuring of the merger and the merger consideration, please see the section entitled "Description of the Merger" beginning on page    .

        The merger will be completed and become effective when the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as we may agree and is specified in the certificate of merger according to Delaware law (but not later than the last business day of the month in which the conditions to the merger are satisfied or waived). We currently anticipate completing the merger shortly after the special meetings, assuming our stockholders approve the merger-related proposals at these meetings and all of the other conditions are satisfied or waived.

Exchange of Stock Certificates

        Surrender of Shares.    Bank of New York will act as exchange agent for the merger. As soon as reasonably practicable after the completion of the merger, Bank of New York will mail to each registered holder of a certificate of Hispanic Broadcasting common shares a letter of transmittal containing instructions for surrendering certificates. Holders who properly surrender their Hispanic Broadcasting certificates will receive certificates representing their shares of Univision common stock along with cash instead of any fractional shares and any dividends and distributions that the holder has the right to receive pursuant to the merger agreement, without interest and subject to any required tax withholdings. The surrendered certificates will be cancelled.

        Lost Certificates.    If any Hispanic Broadcasting certificate is lost, stolen or destroyed, the owner of the certificate must provide an appropriate affidavit of that fact and, if required by Univision, post a reasonable bond as indemnity against any claim that may be made against Univision with respect to such certificate.

        Stock Transfer Books.    At the completion of the merger, Hispanic Broadcasting will close its stock transfer books, and no subsequent transfers of shares of Hispanic Broadcasting common stock will be recorded on its books.

Representations and Warranties

        The Agreement and Plan of Reorganization contains a number of representations and warranties by Univision, Hispanic Broadcasting and Univision Acquisition Corporation to each other, including those regarding:

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  their existence, good standing, and corporate authority;

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  their authority to enter into the agreement and the validity and effect of the agreement;

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  their capitalization;

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  their organization and subsidiaries;

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  the lack of conflicts with their corporate governance documents, contracts or laws;

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  the governmental consents and filings needed to consummate the merger;

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  their compliance with laws and contracts;

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  the accuracy of their SEC filings, forms and reports;

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  any pending or threatened material litigation;

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  any material adverse changes or events since December 31, 2001;

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  the accuracy of their tax returns, tax reserves and other tax matters;

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  the absence of facts or actions that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

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  employee benefits and labor matters;

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  brokers' or finder's fees;

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  their receipt of a fairness opinion from a financial advisor;

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  their properties, including both owned and leased;

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  their insurance policies;

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  environmental matters;

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  the taking of actions required to ensure compliance with Section 203 of the General Corporation Law of the State of Delaware and Section 16(b) of the Securities and Exchange Act of 1934, as amended;

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  the absence of payments to influence airplay without disclosure to listeners; and

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  their FCC licenses, permits, authorizations, and applications, the stations and towers that they own or operate, and certain other FCC matters.

Covenants and Agreements

        Offers for Alternative Transactions.    Hispanic Broadcasting has agreed that none of it, its subsidiaries, officers, directors, employees or representatives will initiate, solicit, or encourage, directly or indirectly, any "acquisition proposal," which we define below. Furthermore, Hispanic Broadcasting has agreed that:

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  none of it, its subsidiaries, officers, directors, employees or representatives will engage in negotiations or discussions, provide confidential information, or otherwise facilitate an acquisition proposal;

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  it will promptly notify Univision of any inquiries, proposals, information requests, or similar solicitations; and

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  it will immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation.

        However, the foregoing will not prohibit Hispanic Broadcasting, at any time before the Agreement and Plan of Reorganization is adopted by its stockholders, from engaging in discussions or negotiations with, and furnishing information about its business, properties and assets to, a third party seeking (without any direct or indirect solicitation, initiation or other encouragement from Hispanic Broadcasting or its representatives) to initiate discussions or negotiations with Hispanic Broadcasting if and only to the extent that:

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  Hispanic Broadcasting's board of directors determines in good faith following consultation with a nationally recognized firm of outside legal counsel and its financial advisors that such action could reasonably be expected to result in a "superior proposal," as defined below;

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  Hispanic Broadcasting first receives from such third party an executed confidentiality agreement in reasonably customary form at least as stringent as the confidentiality agreement in place between Univision and Hispanic Broadcasting; and

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  Hispanic Broadcasting first provides prompt written notice to Univision.

        If Hispanic Broadcasting has complied with the above requirements, has received a "superior proposal," and pays Univision $100 million, the Hispanic Broadcasting board of directors may terminate the Agreement and Plan of Reorganization prior to the adoption of the Agreement and Plan of Reorganization by its stockholders.

        However, the above restrictions do not prohibit Hispanic Broadcasting from complying with Rule 14d-9 and Rule 14e-2 under the Securities and Exchange Act of 1934, as amended, in connection with any tender offer for its shares.

  Important Definitions:

        "acquisition proposal" means a proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving or relating to the purchase of:

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  any of Hispanic Broadcasting's or its subsidiaries' assets that produce 20% or more of its consolidated net revenues or net income or that constitute 20% or more of its consolidated assets;

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  shares of its capital stock (except with respect to investor relations services or other similar activities consistent with past practice); or

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  the capital stock of one or its subsidiaries, if such subsidiaries produce 20% or more of the consolidated net revenues or net income of Hispanic Broadcasting or own assets that constitute 20% or more of the consolidated assets of Hispanic Broadcasting.

        "superior proposal" means an acquisition proposal, as defined above, that the Hispanic Broadcasting board of directors, acting consistently with its fiduciary duties and after consultation with its attorneys and financial advisor, determines in good faith is reasonably capable of being consummated on the terms proposed, taking into account all relevant legal, financial, regulatory and other aspects of the acquisition proposal and the source of its financing, and, if consummated, would reasonably be expected to result in a transaction more favorable to the stockholders of Hispanic Broadcasting from a financial point of view than the Univision/Hispanic Broadcasting merger.

        Covenants of Hispanic Broadcasting Prior to the Completion of the Merger.    Except as contemplated by the Agreement and Plan of Reorganization, or as set forth in Hispanic Broadcasting's disclosure schedules, or as consented to by Univision, Hispanic Broadcasting has also agreed that, until completion of the merger, it will:

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  conduct (and cause each of its subsidiaries to conduct) its operations in the ordinary course;

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  preserve (and cause each of its subsidiaries to preserve) its business organizations, goodwill, employment relationships with officers and employees, and business relationships with others;

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  not amend its charter or bylaws;

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  deliver to Univision any FCC or SEC filings that it makes; and

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  not declare, set aside or pay any dividend or other distribution, or redeem, purchase or otherwise acquire any capital stock of Hispanic Broadcasting or any subsidiary, or commit to do any of the foregoing.

        Furthermore, except as contemplated by the Agreement and Plan of Reorganization, or as set forth in Hispanic Broadcasting's disclosure schedules, or as consented to by Univision, Hispanic Broadcasting has agreed that, until completion of the merger, neither it nor any of its subsidiaries will:

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  issue capital stock, effect a stock split, or otherwise change its capitalization, except pursuant to options, warrants or other rights outstanding on the date of the Agreement and Plan of Reorganization;

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  grant any options, warrants or other rights for capital stock, subject to certain exceptions set forth in the Agreement and Plan of Reorganization;

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  grant bonuses or other cash incentives other than consistent with past practice, or grant any other awards except as described in the Agreement and Plan of Reorganization;

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  increase any compensation or amend any employment agreement, except consistent with past practice;

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  grant any severance or termination pay or enter any new such arrangement except consistent with past practice or pursuant to existing employment arrangements disclosed to Univision and so long as any such severance payment does not exceed one year of the recipient's compensation;

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  adopt any new employee benefit plan or materially amend any existing employee benefit plan;

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  amend any existing stock option in a manner adverse to Hispanic Broadcasting, except that options held by non-employee directors may be amended so as to be exercisable for a period of three years following the closing of the merger;

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  sell, lease, or otherwise dispose of any of its assets for an amount exceeding $30 million individually or $50 million in the aggregate, except for dispositions similar to those disclosed to Univision;

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  acquire any business or assets, or make any investments (other than for cash management purposes), except for acquisitions of radio stations not to exceed $100 million individually or $400 million in the aggregate, and except for acquisitions similar to those disclosed to Univision;

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  enter into a transaction with an "affiliate" (within the meaning of the Securities Act of 1933, as amended) or with any holder of more than 5% of Hispanic Broadcasting's Class A common stock or Class B common stock, except in the ordinary course and not exceeding $25 million in the aggregate;

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  incur any debt for borrowed money exceeding $400 million in the aggregate;

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  make any loans, advances, capital contributions or investments (other than non-controlling investments in the ordinary course consistent with past practice), except in a wholly owned Hispanic Broadcasting subsidiary, and except for loans up to $10 million in the aggregate for purchase money obligations incurred upon the sale of assets or as disclosed to Univision;

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  enter into any new bank credit agreement or line of credit or materially amend its existing bank credit agreement or line of credit, except that it may enter a new or amend an existing arrangement if such arrangement does not contain a prepayment penalty and so long as the aggregate of all of Hispanic Broadcasting's credit agreements and lines of credit do not exceed $400 million;

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  authorize or make capital expenditures in excess of $10 million, except in the ordinary course of business consistent with past practice;

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  mortgage, subject to lien or otherwise encumber any properties or assets except pursuant to credit agreements;

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  make any change to its accounting methods, principles, or practices, except as required by United States generally accepted accounting principles, and except, in the case of tax accounting, in the ordinary course of business consistent with past practice;

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  make any change in its tax election that would materially increase its tax liabilities;

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  enter into any program production or distribution arrangements except in the ordinary course consistent with past practice and with less than a three-year term; or

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  authorize or commit or agree to take any of the above actions.

        Covenants of Univision Prior to the Completion of the Merger.    Except as contemplated by the Agreement and Plan of Reorganization, or as set forth in Univision's disclosure schedules, or as consented to by Hispanic Broadcasting, Univision has agreed that, until completion of the merger, it will:

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  not issue any shares of capital stock at less than fair market value;

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  not amend its charter or bylaws except as necessary to authorize the appropriate number of shares of Class B common stock and to increase the authorized number of shares of its various classes of common stock and its total authorized capital stock;

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  deliver to Hispanic Broadcasting any FCC or SEC filings that it makes;

  •
  not declare, set aside or pay any dividend or other distribution;

  •
  conduct (and cause each of its subsidiaries to conduct) its operations in the ordinary course, except that Univision may sell any subsidiary in the ordinary course for an amount not to exceed $500 million individually or $1 billion in the aggregate;

  •
  preserve (and cause each of its subsidiaries to preserve) its business organizations, goodwill, employment relationships with officers and employees, and business relationships with others;

  •
  not grant (or permit any subsidiary to grant) any option, warrant or right to acquire shares of its capital stock at less than the then current market value;

  •
  not enter (or permit any subsidiary to enter) into any transaction with Mr. Perenchio;

  •
  not make (or permit any subsidiary to make) any change to its accounting methods, principles, or practices, except as required by United States generally accepted accounting principles, and except, in the case of tax accounting, in the ordinary course of business consistent with past practice, or any change in its tax election that would materially increase its tax liabilities;

  •
  not amend any agreement between Univision (or any Univision subsidiary) and Televisa (or any of its affiliates) or Venevision (or any of its affiliates), if such amendment has a material adverse effect on Univision; and

  •
  not authorize or commit or agree to take any of the above actions.

        Univision and Hispanic Broadcasting Boards of Directors' Recommendations.    The Agreement and Plan of Reorganization requires each of Univision's and Hispanic Broadcasting's boards of directors to:

  •
  call, give notice of, convene and hold a meeting of its stockholders regarding, in the case of Univision, an amendment to its Certificate of Incorporation and the issuance of its shares pursuant to the merger and, in the case of Hispanic Broadcasting, the adoption of the Agreement and Plan of Reorganization;

  •
  recommend such approvals or adoption, as the case may be; and

  •
  take all lawful action to solicit such approval or adoption.

        However, the board of directors of Hispanic Broadcasting may withdraw or modify its recommendation if, after consultation with a nationally recognized firm of outside counsel, the board determines in good faith that doing so is consistent with its fiduciary duties to Hispanic Broadcasting and its stockholders, although such withdrawal or modification will not release Hispanic Broadcasting from its obligation to convene a meeting of its stockholders to consider and vote upon the adoption of the Agreement and Plan of Reorganization.

        Additional Agreements.    Univision and Hispanic Broadcasting have further agreed to:

  •
  determine which governmental filings are necessary before the completion of the merger and timely make all necessary governmental filings;

  •
  provide promptly to the FCC or to any antitrust authority information and documents as requested, although neither Hispanic Broadcasting nor Univision will have breached the Agreement and Plan of Reorganization for failure to obtain termination of the waiting period under antitrust laws nor for failure to obtain FCC consent;

  •
  file any notification and report form and related material required under United States antitrust laws as soon as practicable and thereafter use reasonable best efforts to certify as soon as practicable its substantial compliance with any requests for additional information or materials that may be made under United States antitrust laws;

  •
  use reasonable best efforts to defend or vacate any litigation, injunction or restraining order that prevents or could reasonably prevent the completion of the merger;

  •
  keep the other informed of material communication with the FCC or any antitrust authority;

  •
  use commercially reasonable efforts to obtain third party consents (without any requirement to pay non-governmental third parties), notify each other of any failure or prospective failure to obtain a consent, and upon request provide copies of related correspondence;

  •
  allow each other to access its offices, records, and files, furnish each other with information as reasonably requested, and instruct its employees and representatives to cooperate with the other's;

  •
  consult with each other and use reasonable efforts to agree upon press releases and in making governmental, regulatory, or national securities exchange filings;

  •
  prepare and file this joint proxy statement/prospectus;

  •
  bear their own expenses (except that FCC filing fees, pre-merger antitrust notification expenses and prospectus filing, printing and mailing fees will be shared equally);

  •
  promptly perform such further acts as are reasonably required to effect the merger and related transactions;

  •
  confer regularly, notify each other of actual or reasonably likely significant changes to its business, notify each other of material inaccuracies in representations or nonperformance of covenants, and provide each other with copies of all related governmental filings; and

  •
  not enter any acquisition, merger, business combination or other agreement or take any other action that could prevent or significantly delay or interfere with the merger.

        Univision has further agreed to:

  •
  take reasonable actions required by the FCC or any antitrust authority, except that Univision need not divest any broadcast television network, television station or cable television network and need not take any action that could materially adversely affect it or Hispanic Broadcasting (although no action with respect to radio assets attributable to it after the merger will constitute a material adverse effect);

  •
  file and use reasonable efforts to obtain the effectiveness of a registration statement on Form S-4 for the securities issuable pursuant to the merger (subject to cooperation by Hispanic Broadcasting) and keep Hispanic Broadcasting informed of SEC comments;

  •
  prepare and submit to the New York Stock Exchange a listing application for the shares issuable pursuant to the merger and use reasonable efforts to obtain listing approval before completion of the merger subject to official notice of issuance;

  •
  take action to elect to the Univision board of directors McHenry T. Tichenor, Jr. and another Hispanic Broadcasting designee reasonably acceptable to Univision (or the designees of the Hispanic Broadcasting board if either is unable to serve, subject to Univision's reasonable consent);

  •
  form a four-member executive team immediately after the completion of the merger dedicated to the integration and synergy of Univision and Hispanic Broadcasting;

  •
  amend its Certificate of Incorporation; and

  •
  execute a registration rights agreement.

        Hispanic Broadcasting has further agreed to:

  •
  deliver to Univision thirty days before the closing of the merger a list of "affiliates" of Hispanic Broadcasting and then use all reasonable efforts to deliver to Univision before the closing of the merger a written agreement from each affiliate prohibiting such affiliate from selling, transferring or otherwise disposing of any of the Univision common shares issued to them pursuant to the merger in violation of the Securities Act of 1933 or related SEC rules; and

  •
  use reasonable best efforts to have all of its optionholders who have a right to receive a stock appreciation right waive such right effective upon the closing of the merger.

Other Effects of the Merger

        Charter Documents, Officers and Directors.    Univision and Hispanic Broadcasting have agreed that the certificate of incorporation and bylaws of Hispanic Broadcasting will be amended in the merger in the manner set forth in the Agreement and Plan of Reorganization; provided, however, that in the case of the Restructured Merger the certificate of incorporation and bylaws of Univision Acquisition Corporation will be the certificate of incorporation and bylaws of the surviving corporation except that the name of the surviving corporation will be "Hispanic Broadcasting Corporation." In addition, the directors of Univision Acquisition Corporation and the officers of Hispanic Broadcasting immediately before the merger will be the directors and officers, respectively, of Hispanic Broadcasting immediately after the merger.

        Insurance and Indemnity.    Univision has agreed to indemnify the Hispanic Broadcasting officers and directors to the fullest extent permitted by law against all claims arising from acts and omissions (and alleged acts and omissions) by them in such capacity occurring before the effective time. For a period of five years from the effective time, Univision has agreed to cause the surviving corporation to maintain provisions in its charter and bylaws regarding exculpation of director liability and indemnification and has agreed to cause to be maintained officers' and directors' liability insurance for those currently covered in such capacities with Hispanic Broadcasting, although Univision is not required to pay in any year for such insurance an amount in excess of 150% of the premium paid by Hispanic Broadcasting at the time the Agreement and Plan of Reorganization was signed.

        Employee Benefit Plans.    The completion of the merger will not terminate any Hispanic Broadcasting employee benefit plans, and such plans will remain in effect subject to Univision's right to terminate or modify them after the completion of the merger.

        All continuing Hispanic Broadcasting employees (and their dependents) presently participating in Hispanic Broadcasting employee benefit plans may participate in corresponding Univision employee benefit plans as of the effective time, unless Univision elects to keep one or more of the Hispanic Broadcasting plans in effect for the remainder of the applicable plan year. If Univision so elects, the participation of such continuing employees (and their dependents) in the corresponding Univision plan will be delayed until the beginning of the succeeding plan year.

        To the extent periods of service would count under similar Hispanic Broadcasting employee benefit plans, Univision will count periods of service with Hispanic Broadcasting and its subsidiaries for purposes of eligibility and vesting under Univision employee benefit plans that provide benefits to continuing employees of Hispanic Broadcasting. Each such employee will also receive credit for deductibles and out-of-pocket amounts paid in the plan year that the merger is completed and will not be limited by pre-existing conditions or waiting periods to the extent such pre-existing conditions were not taken into account or the waiting periods were satisfied under the corresponding Hispanic Broadcasting group health plan.

Conditions to Completion of the Merger

        Mutual Conditions.    Our respective obligations to complete the merger require the satisfaction or waiver of the following conditions:

  •
  the approval of the transactions contemplated by the Agreement and Plan of Reorganization by the appropriate stockholders of each of us, in the manner required by law, by each of our charters, by applicable stock exchanges and other regulatory bodies;

  •
  the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

  •
  the absence of any order or injunction prohibiting the completion of the merger;

  •
  the effectiveness of the registration statement, without the issuance of any stop order, and without the initiation and continuation of any proceeding or investigation (or the threat of any, to Univision's or Hispanic Broadcasting's knowledge) by the SEC to suspend such effectiveness;

  •
  the receipt of all necessary approvals under state securities laws relating to the issuance of the Univision common stock to be issued pursuant to the merger;

  •
  the receipt of all required orders and approvals from the FCC without any conditions that would materially and adversely affect either of our abilities to own and/or operate any stations as immediately before the completion of the merger;

  •
  the receipt of all required orders and approvals from all governmental or regulatory bodies other than the FCC, except for those to be made after the effective time and except where the failure to so receive would not materially adversely affect either of us (and our subsidiaries), taken as a whole, following the effective time; and

  •
  approval for listing on the New York Stock Exchange, subject only to official notice, of all Univision Class A common stock issuable pursuant to the merger or issuable upon exercise or conversion of any Univision capital stock issuable pursuant to the merger.

        Additional Hispanic Broadcasting Conditions.    Hispanic Broadcasting's obligations to complete the merger also require the satisfaction or waiver of the following conditions, unless noted below:

  •
  Univision's representations and warranties in the Agreement and Plan of Reorganization must be true and correct at the effective time as though then made, unless inaccuracies in the representations and warranties (ignoring materiality qualifiers) individually or in aggregate would not materially adversely affect Univision;

  •
  Univision must have performed in all material respects all agreements that the Agreement and Plan of Reorganization require it to perform at or before the effective time;

  •
  Hispanic Broadcasting must have received a second tax opinion confirming the tax opinion that it has already received, discussed in the section entitled "Material Federal Income Tax Considerations" beginning on page     ;

  •
  Univision must have executed a registration rights agreement substantially in the form attached to the Agreement and Plan of Reorganization (which condition cannot be waived by Hispanic Broadcasting);

  •
  The Univision stockholder support agreement must be in full force and effect through the effective time without breach by Mr. Perenchio; and

  •
  Mr. Perenchio must not have revoked or terminated the voting agreement between him and McHenry Tichenor, Jr., and Univision and Univision Acquisition Corporation must not have revoked or terminated the employment agreement with Mr. Tichenor (each of these agreements is discussed in more detail in the section entitled "Other Agreements" beginning on page    ).

        Additional Univision Conditions.    Univision's obligations to complete the merger also require the satisfaction or waiver of the following conditions:

  •
  Hispanic Broadcasting's representations and warranties in the Agreement and Plan of Reorganization must be true and correct at the effective time as though then made, unless inaccuracies in the representations and warranties (ignoring materiality qualifiers) individually or in aggregate would not materially adversely affect Hispanic Broadcasting;

  •
  Hispanic Broadcasting must have performed in all material respects all agreements that the Agreement and Plan of Reorganization require it to perform at or before the effective time;

  •
  After the effective time, no person may have any right under any stock option plan (or any option granted thereunder) or other plan, program or arrangement to acquire any equity securities of Hispanic Broadcasting;

  •
  The Hispanic Broadcasting stockholder support agreement must be in full force and effect through the effective time without breach by any party;

  •
  Mr. Tichenor must not have revoked or terminated the voting agreement between him and Mr. Perenchio, and Mr. Tichenor must not have revoked or terminated his employment agreement with Univision and/or Univision Acquisition Corporation (each of these agreements is discussed in more detail in the section entitled "Other Agreements" beginning on page    );

  •
  Hispanic Broadcasting must have obtained the consent or approval required under any agreement or other obligation to which Hispanic Broadcasting or any of its subsidiaries is a party, unless failure to so obtain would not individually or in the aggregate materially adversely affect Hispanic Broadcasting;

  •
  Each of Mr. Tichenor, Jeffrey T. Hinson and Gary Stone, and each director of Hispanic Broadcasting who holds Hispanic Broadcasting stock options, will have agreed to amend his or her stock option agreement to eliminate any right to receive a stock appreciation right upon a change in control of Hispanic Broadcasting, so long as Univision agrees to pay certain brokerage commissions at the time of exercise; and

  •
  Only in the event of the Restructured Merger, Univision must have received a second tax opinion confirming the tax opinion that it has already received, discussed in the section entitled "Material Federal Income Tax Considerations" beginning on page     .

Termination of the Agreement and Payment of a Termination Fee

        Right to Terminate.    The Agreement and Plan of Reorganization may be terminated and the merger may be abandoned at any time before the effective time (unless noted below) in any of the following ways:

  •
  by mutual consent of Univision and Hispanic Broadcasting.

  •
  by either Univision or Hispanic Broadcasting if:

  •
  the merger is not completed by September 30, 2003 and the party seeking to terminate is not in material breach of the agreement;

  •
  either company's stockholders do not approve the matters required to be approved by them related to the merger;

  •
  any court or governmental order or other action restraining the transactions contemplated by the agreement becomes final and the party seeking to terminate used all reasonable efforts to remove such order or other action; or

  •
  any FCC order or other action denying approval of the transactions becomes final.

  •
  by Hispanic Broadcasting:

  •
  in connection with a "superior proposal" as described above in the section entitled "Covenants and Agreements—Offers for Alternative Transactions" beginning on page    ;

  •
  if Univision breaches any of its representations or warranties in the agreement and such breach is reasonably likely to cause a material adverse effect on Univision;

  •
  if Univision fails to perform in all material respects all of its covenants in the agreement that are required to be performed by it before the effective time, subject to a right to cure; or

  •
  if Univision's board of directors fails to recommend against a tender or exchange offer for the acquisition of 50% or more of Univision's outstanding capital stock, or Univision (i) enters into, recommends or is required to disclose a transaction or proposal involving the acquisition of 50% or more of the Univision outstanding shares or outstanding voting power, or all or substantially all of the assets of Univision, except for unsolicited transactions or proposals that the Univision board of directors recommends against (or has not yet taken a position within the time period prescribed under tender offer rules) or (ii) enters into any agreement regarding any of the above transactions.

  •
  by Univision if:

  •
  the Hispanic Broadcasting board of directors withdraws or adversely modifies its recommendation in favor of the merger or the agreement, although Univision may not so terminate after the Hispanic Broadcasting special meeting;

  •
  the Hispanic Broadcasting board of directors recommends to its stockholders (or fails to recommend against) an "acquisition proposal" within the time period prescribed under tender offer rules, although Univision may not so terminate after the Hispanic Broadcasting special meeting;

  •
  Hispanic Broadcasting breaches any of its representations or warranties in the agreement and such breach is reasonably likely to cause a material adverse effect on Hispanic Broadcasting; or

  •
  Hispanic Broadcasting fails to perform in all material respects all of its covenants in the agreement that are required to be performed by it before the effective time, subject to a right to cure.

        Payment of a Termination Fee.    Hispanic Broadcasting has agreed to pay Univision a fee of $100 million if the Agreement and Plan of Reorganization is terminated:

  •
  by Hispanic Broadcasting in connection with a "superior proposal" as described above in the section entitled "Covenants and Agreements—Offers for Alternative Transactions";

  •
  by Univision if the Hispanic Broadcasting board of directors withdraws or adversely modifies its recommendation in favor of the merger and the agreement; or

  •
  by Univision or Hispanic Broadcasting, after the failure to obtain Hispanic Broadcasting stockholder approval of the merger at the special meeting, if a public announcement of an "acquisition proposal"

  was made before the special meeting, and if a definitive agreement with respect to an acquisition proposal is approved or an acquisition proposal is consummated within one year of such termination.

        Univision has agreed to pay Hispanic Broadcasting a fee of $100 million if Hispanic Broadcasting terminates the Agreement and Plan of Reorganization because Univision's board of directors failed to recommend against a tender or exchange offer for the acquisition of 50% or more of Univision's outstanding capital stock, or Univision (i) enters into, recommends or is required to disclose a transaction or proposal involving the acquisition of 50% or more of the Univision outstanding shares or outstanding voting power, or all or substantially all of the assets of Univision, except for unsolicited transactions or proposals that the Univision board of directors recommends against (or has not yet taken a position within the time period prescribed under tender offer rules) or (ii) enters into any agreement regarding any of the above transactions.

        Effects of Termination.    If the Agreement and Plan of Reorganization terminates, all obligations of the parties will terminate (except obligations related to expenses and termination or under a confidentiality agreement) although nothing will prejudice the ability of a non-breaching party to seek remedies against any other party for any willful breach of the Agreement and Plan of Reorganization.

Extension, Waiver and Amendment of the Agreement

        At any time before the effective time, any of Univision, Hispanic Broadcasting, and Univision Acquisition Corporation may extend the time for the performance of any other's obligations, waive inaccuracies in representations and warranties, and waive compliance with agreements or conditions that were for its benefit.

        We may amend the Agreement and Plan of Reorganization in writing, but, after approval by the stockholders of Hispanic Broadcasting, Univision or Univision Acquisition Corporation, any amendment may also require the further approval of such stockholders.

OTHER AGREEMENTS

Univision Stockholder Support Agreement

        In connection with the signing of the Agreement and Plan of Reorganization, Univision, Hispanic Broadcasting, and Mr. Perenchio entered an agreement whereby Mr. Perenchio agreed to vote in favor of the Univision proposals. As of August 31, 2002, Mr. Perenchio controlled approximately 66% of the votes that can be cast at the Univision special meeting with respect to the proposal to approve the issuance of the shares pursuant to the merger (assuming no exercise of Univision options or warrants) and controlled 224,994 shares of Univision Class A common stock outstanding and entitled to vote with respect to the proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase the authorized Class A common stock. Mr. Perenchio also agreed not to transfer or grant a proxy with respect to his shares if such transfer or grant would cause him to own stock with less than a majority of the votes that can be cast at the special meeting. Finally, Mr. Perenchio agreed not to make a demand registration of Univision with respect to his Univision stock. The agreement terminates upon the earlier of the termination of the Agreement and Plan of Reorganization or the closing of the merger.

Hispanic Broadcasting Stockholder Support Agreement

        In connection with the signing of the Agreement and Plan of Reorganization, Clear Channel and members of the Tichenor family (who as of August 31, 2002 had the power to direct the vote of approximately 12,936,184 shares, or approximately 16.1%, of the Hispanic Broadcasting Class A common stock outstanding and entitled to vote, and 28,312,940 shares, or 100%, of the Hispanic Broadcasting Class B common stock outstanding and entitled to vote) entered an agreement with Univision and Univision Acquisition Corporation whereby they agreed to vote for the proposal to adopt the Agreement and Plan of Reorganization, agreed to vote against any action that would impede or prevent the merger, and waived all available appraisal rights. They also agreed to cease any discussions regarding any acquisition proposals (as we defined such term above under the section entitled "Covenants and Agreements—Offers for Alternative Transactions") beginning on page    and agreed not to initiate, encourage, solicit, facilitate, negotiate, enter an agreement regarding, or provide information relating to, any acquisition proposal.

        They cannot transfer or grant a proxy with respect to their shares, except for certain de minimus transfers, transfers to affiliates, pledges to secure financing, transfers of up to 4,000,000 shares in the aggregate to lenders in satisfaction of obligations related to a loan secured by the shares, transfers with Univision's consent, and transfers in which the transferor retains the voting rights or the transferee becomes bound by the agreement. Regardless, they cannot transfer shares if such transfer would cause the members of the Tichenor family who are bound by a Voting Agreement, dated July 1, 1996 (which we refer to in this document as the Tichenor Family Group), to hold less than a majority of the shares subject to such Voting Agreement. The agreement terminates upon the earlier of the termination of the Agreement and Plan of Reorganization or the closing of the merger.

Voting Agreement

        In connection with the signing of the Agreement and Plan of Reorganization, Mr. Perenchio and Mr. Tichenor entered into a voting agreement whereby Mr. Perenchio agreed to nominate and then vote to elect to Univision's board of directors as Class A/P Directors, promptly upon the closing of the merger, both Mr. Tichenor and         . Mr. Perenchio also agreed to vote against any transaction in which the stock rights, or the per share consideration, to be received by the Univision Class P common stockholders would differ from those to be received by the Univision Class A common stockholders, unless approved by the holders of a majority of the outstanding shares of Univision Class A common stock other than shares held by Mr. Perenchio and his affiliates.

        If Mr. Tichenor is incapacitated or ceases to be a Class A/P Director, the resulting vacancy would be filled according to Univision's certificate of incorporation. If         is incapacitated or ceases to be a Class A/P Director, Mr. Tichenor (or, if Mr. Tichenor is incapacitated, then the Tichenor Family Group) may designate someone independent of Univision to fill the resulting vacancy, subject to Mr. Perenchio's reasonable approval.

        Mr. Perenchio's obligation to vote for Mr. Tichenor and        terminates when Mr. Tichenor ceases to be an employee of Univision and the Tichenor Family Group ceases to own at least 60% of their originally issued Univision shares. The voting agreement also terminates upon the earliest to occur of the conversion of all Univision Class P common stock, the incapacitation of Mr. Perenchio, the termination of the Agreement and Plan of Reorganization, the date that Mr. Perenchio and Mr. Tichenor agree to terminate the voting agreement, the death of Mr. Tichenor, and five years from the closing of the merger.

Affiliate Agreements

        At least 30 days before the closing of the merger, Hispanic Broadcasting will require those who may be deemed "affiliates" of Hispanic Broadcasting to deliver to Univision a written agreement prohibiting such affiliates from selling, transferring or otherwise disposing of any of the Univision common shares issued to them pursuant to the merger in violation of the Securities Act of 1933, as amended, or the related SEC rules. An "affiliate" of Hispanic Broadcasting is any individual or entity that controls, is controlled by, or is under common control with Hispanic Broadcasting and includes directors and certain executive officers of Hispanic Broadcasting.

Registration Rights Agreement

        At the closing of the merger, Univision will enter into a registration rights agreement granting the Tichenor Family Group and Clear Channel the rights described below.

        Demand Registrations.    Members of the Tichenor Family Group and their transferees, or holders of at least 30% of Univision shares held by Clear Channel and its transferees, or Clear Channel by itself without any such 30% requirement during the first year of the registration rights agreement, can request that Univision file a registration statement covering the sale of the Univision Class A common stock that they hold (or will receive upon conversion of any other Univision capital stock that they hold) in an underwritten offering. Univision must file a registration statement as soon as practicable but no later than 60 days following such request. The Clear Channel group may make three requests for registrations that are declared effective, and the Tichenor Family Group may make two requests, in each case so long as the offering is at least $40 million. Each stockholder who is party to the agreement may also request that Univision file an unlimited number of registration statements on a Form S-3 that includes only information that is required to be included in Parts I and II of such form, and Univision must use its reasonable best efforts to cause the effectiveness of such registration statement. Other Univision stockholders with registration rights may join in any demand registrations by complying with certain customary procedures. However, if the underwriter of the offering limits the number of shares for sale, such shares will be allocated, first, to the stockholders requesting the demand and the other stockholders in the same group, second to the holders of Univision Class P, Class T, and Class V common stock exercising registration rights, third to the other stockholders that are party to the registration rights agreement, and fourth to anyone else with registration rights with respect to Univision shares.

        Piggyback Registrations.    The Tichenor Family Group (and its transferees) and Clear Channel (and its transferees) may join in registration statements that Univision proposes to file for its own account or for the account of another stockholder by complying with certain customary procedures. If the underwriter of the offering limits the number of shares for sale, such shares will be allocated, first, to

Univision or the stockholder for whom the offering is made, second to the holders of Univision Class P, Class T, and Class V common stock exercising registration rights, third, to the Tichenor and Clear Channel groups, and, fourth, to anyone else with registration rights with respect to Univision shares.

        Holdback Agreements.    During the 10-day period before and the 90-day period after the effectiveness of any registered public offering, the Tichenor and Clear Channel groups will not sell or distribute any securities of the same class as those in the offering. Univision also agreed to such limitation, and Univision agreed to use its reasonable best efforts to cause its affiliates to agree as well.

        General.    The registration rights agreement permits Univision to delay the registrations requested under the agreement for short periods and in certain limited and customary circumstances. The registration rights agreement also sets forth customary registration procedures and requires customary indemnification and contribution by Univision and by selling stockholders for losses related to untrue statements and omissions in a registration statement and for losses related to securities law violations. The registration rights agreement requires Univision to pay all of its expenses and the expenses of one counsel to the selling stockholders, other than underwriting fees and commissions and transfer taxes for shares sold by the stockholders, and other than expenses for registrations on a Form S-3 described above for a stockholder after the third such registration on Form S-3. The registration rights agreement also provides that Univision will use its reasonable best efforts to timely file all required reports to enable the stockholders to sell under Rule 144 of the Securities Act of 1933 or any similar rule.

Employment Agreement

        Concurrently with the execution of the Agreement and Plan of Reorganization, Univision entered into an employment agreement with Mr. Tichenor whereby he will serve full-time in Dallas, Texas as Univision's Executive Vice President and President of Radio Operations. Mr. Tichenor's annual base salary is $600,000, and Univision may in its sole discretion award Mr. Tichenor an annual bonus of up to $600,000. Mr. Tichenor will receive a non-statutory stock option covering 200,000 of Univision Class A common shares under the 1996 Performance Award Plan and will also receive customary business expense reimbursement, insurance, and other generally available benefits with credit for service with Hispanic Broadcasting. The agreement contains standard terms and conditions regarding ownership of works, confidentiality and non-solicitation of Univision's customers and employees.

        The term of the agreement is for three years commencing on the effective time but automatically extends each year for an additional year unless Univision elects otherwise. However, the agreement may terminate earlier upon Mr. Tichenor's disability, death, upon Univision's election with or without "cause" (which is defined in the agreement to include certain egregious actions by Mr. Tichenor), or upon Mr. Tichenor's election for certain specified reasons. If the agreement terminates at Univision's election without "cause" or at Mr. Tichenor's election because of an uncured breach of the agreement by Univision, Mr. Tichenor will receive his remaining base salary for the unexpired term of the agreement. If the agreement terminates at Mr. Tichenor's election during a ninety-day period each year because he is dissatisfied with his duties and responsibilities to Univision, he will receive his remaining base salary for 24 months following termination of employment. In all other cases, Mr. Tichenor's right to salary and other benefits ceases on termination of employment.

        Mr. Tichenor agreed not to engage in the business of Spanish-language media, communication, and/or entertainment via television, radio and/or the Internet (including e-services and e-commerce) in the United States, Puerto Rico and any other country where Univision engages in that business. This includes any activity that is competitive with Univision's business involving representing performers and celebrities as well as the production and distribution of advertising, news and programming. The term of this restriction runs from the termination of employment until the three year anniversary of termination (unless Univision terminated the employment without "cause", or Mr. Tichenor terminates it because of an uncured breach of the agreement by Univision, or Mr. Tichenor terminates it because he is dissatisfied with his duties and responsibilities, in which case the restriction will run until the one year anniversary of the termination date or the remainder of the unexpired term, whichever is longer).

 PROPOSAL TO APPROVE AMENDMENT OF ARTICLE FOURTH OF UNIVISION'S
CERTIFICATE OF INCORPORATION

Increase in Univision's Total Authorized Class A Common Stock

        Univision's Class A stockholders are being asked to vote on a proposal to approve the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock from 300,000,000 to 800,000,000 shares. As of August 31, 2002, Univision had:

  •
  159,198,507 shares of Class A common stock outstanding;

  •
  108,232,288 shares of Class A common stock reserved for issuance pursuant to conversion of Univision's Class P, T and V common stock and exercise of its outstanding warrants;

  •
  32,569,205 shares of Class A common stock reserved under Univision's 1996 Performance Award Plan; this plan in fact covers 37,200,000 shares of Class A common stock, but unless Article FOURTH is amended, the number of shares that can be issued will be limited to 32,569,205; and

  •
  0 shares of Class A common stock authorized and available for issuance.

        As part of the merger, Univision needs to issue 92,402,576 shares of Class A common stock and needs to reserve 4,897,063 shares of Class A common stock for Hispanic Broadcasting options being assumed by Univision, for a total of 97,299,639 shares of Class A common stock.

        Univision is proposing to increase the total authorized Class A common stock by 500,000,000 shares. If the proposal is approved and the merger is completed, Univision would have:

  •
  251,601,083 shares of Class A common stock outstanding;

  •
  108,232,288 shares of Class A common stock reserved for issuance pursuant to conversion of Univision's Class P, T and V common stock and exercise of its outstanding warrants;

  •
  42,097,063 shares of Class A common stock reserved under Univision's 1996 Performance Award Plan and pursuant to Hispanic Broadcasting options assumed by Univision in the merger; and

  •
  398,069,566 shares of Class A common stock authorized and available for issuance.

        Univision does not presently intend to issue any of the available 398,069,566 shares. However, Univision believes that an increase of 500,000,000 shares to the total authorized Class A common stock is in the best interests of Univision and its stockholders to facilitate future events such as acquisitions, stock splits and stock dividends. The issuance of these shares of Class A common stock, other than pursuant to a stock split or other pro rata distribution to current stockholders, could dilute the ownership interest of Univision's current stockholders. The issuance of these shares could also be used to deter an attempt by a third party to take over Univision.

        If the proposal to amend Article FOURTH to increase the total authorized Class A common stock is not approved and Univision completes the merger, the holders of Class P and Class V common stock have agreed that, until such time as the total authorized Univision Class A common stock is sufficiently increased:

  •
  they will not convert any of their shares of Univision Class P or Class V common stock into Class A common stock;

  •
  they will not exercise any of their warrants exercisable for Class A common stock; and

  •
  Univision need not reserve any shares of Class A common stock for such conversion or exercise.

        The Univision board of directors has unanimously approved the proposal to amend Article FOURTH to increase the total authorized Class A common stock. Mr. Perenchio, who controls the majority in voting power of all Univision common stock outstanding and entitled to vote, has also approved the proposal by written consent. Therefore, the only stockholder approval still needed is from the holders of a majority of the Class A common stock outstanding and entitled to vote. Mr. Perenchio, who as of August 31, 2002 controlled 224,994 shares of Class A common stock outstanding and entitled to vote, has agreed to vote his shares of Class A common stock in favor of the proposal.

        The Univision Board of Directors recommends a vote FOR the amendment of Article FOURTH of Univision's certificate of incorporation to increase Univision's total authorized Class A common stock from 300,000,000 to 800,000,000 shares.

Other Changes to Univision's Certificate of Incorporation

        Both the Univision board of directors and Mr. Perenchio, when they approved the above proposal, also approved other amendments to Univision's certificate of incorporation in order to cover various contingencies. Specifically, they approved an amendment of Article FOURTH of the certificate of incorporation increasing the total authorized common stock from 492,000,000 to 1,064,066,000 shares, increasing the authorized Class A common stock from 300,000,000 to 800,000,000 shares, increasing the authorized Class V common stock from 48,000,000 to 96,000,000 shares and authorizing a new Class B common stock consisting of 24,066,000 shares. In addition, they each approved an amendment of Article NINTH to provide that no subsequent amendment may adversely affect the rights of the Class B common stockholders differently from other holders of Univision common stock without the affirmative vote or consent of the holders of a majority of the outstanding Class B common stock. The Class V stockholders, holding all of the Class V common stock outstanding and entitled to vote, approved the increase in the authorized Class V common stock.

        Depending on the outcome of the circumstances described below, the Univision certificate of incorporation will be amended as follows:

  •
  If the Class A stockholders approve the proposal to increase the authorized number of shares of Univision Class A common stock and:

  •
  if it is necessary to complete the Restructured Merger described in the section entitled "Description of the Merger—Potential Restructuring of the Merger" beginning on page    , then the amendment covering all of the changes described above will be filed.

  •
  if it is not necessary to complete the Restructured Merger, then the amendment will delete all references to the Class B common stock and will instead increase the total authorized common stock to 1,040,000,000 instead of 1,064,066,000 shares.

  •
  If, however, the Class A stockholders do not approve the proposal to increase the authorized number of shares of Univision Class A common stock and:

  •
  if it is necessary to complete the Restructured Merger, then the amendment will not increase the authorized Class A common stock and will instead only increase the total authorized common stock to 564,066,000 shares and will provide for all of the other changes described in the first paragraph of this section.

  •
  if it is not necessary to complete the Restructured Merger, or if the Hispanic Broadcasting stockholders do not approve the transaction, then no amendment to Univision's certificate of incorporation will be filed.

        These alternative amendments are referred to in this joint proxy statement/prospectus as the "Certificate Amendments."

Notice of Other Changes to Univision's Certificate of Incorporation

        Section 228 of the General Corporation Law of the State of Delaware requires that prompt notice of the action taken by the holders of the Univision Class P common stock and the holders of the Univision Class V common stock by consent in lieu of a meeting of Univision stockholders be given to those stockholders who have not consented to the taking of such action in writing and who, if the matter had been considered at a meeting of stockholders, would have been entitled to notice of the meeting. This joint proxy statement/prospectus shall serve as such written notice.

MARKET PRICE AND DIVIDEND DATA

Market Price

        Univision.    Univision Class A common shares trade on the New York Stock Exchange under the symbol "NYSE." The following table sets forth the high and low sales price of Univision Class A common shares for the calendar quarters indicated, as reported by the New York Stock Exchange:

	High	Low
2000
First Quarter	$57.22	$44.03
Second Quarter	57.78	46.25
Third Quarter	62.69	33.06
Fourth Quarter	43.94	24.00
2001
First Quarter	52.25	32.25
Second Quarter	47.10	33.50
Third Quarter	43.42	16.30
Fourth Quarter	41.71	22.73
2002
First Quarter	47.00	32.25
Second Quarter	44.89	26.40
Third Quarter	31.92	16.40

        On June 11, 2002, the last full trading day before the public announcement of the merger, the high and low sales price of Univision Class A common shares as reported by the New York Stock Exchange were $39.04 and $37.52, respectively.

        On                , 2002, the last full trading day before the date of this joint proxy statement/prospectus, the closing price of Univision Class A common shares as reported by the New York Stock Exchange was $            .

        On                , 2002, the last full trading day before printing this joint proxy statement/prospectus for which it was practicable for Univision to obtain this information, there were approximately            registered holders of Univision Class A common shares.

        Hispanic Broadcasting.    Hispanic Broadcasting Class A common shares trade on the New York Stock Exchange under the symbol "HSP." The following table sets forth the high and low sales price of

Hispanic Broadcasting Class A common shares for the calendar quarters indicated, as reported by the New York Stock Exchange:

	High	Low
2000
First Quarter	$64.19	$43.13
Second Quarter	52.78	30.94
Third Quarter	41.50	20.63
Fourth Quarter	37.60	19.13
2001
First Quarter	37.44	17.90
Second Quarter	28.69	15.69
Third Quarter	27.74	14.11
Fourth Quarter	26.00	15.90
2002
First Quarter	32.00	22.34
Second Quarter	30.15	21.54
Third Quarter	26.45	13.80

        On June 11, 2002, the last full trading day before the public announcement of the merger, the high and low sales price of Hispanic Broadcasting Class A common shares as reported by the New York Stock Exchange were $24.69 and $23.99, respectively.

        On                , 2002, the last full trading day before the date of this joint proxy statement/prospectus, the closing price of Hispanic Broadcasting Class A common shares as reported by the New York Stock Exchange was $            .

        On                , 2002, the last full trading day before printing this joint proxy statement/prospectus for which it was practicable for Univision to obtain this information, there were approximately            registered holders of Hispanic Broadcasting Class A common shares.

Dividend Data

        Neither Univision nor Hispanic Broadcasting has ever declared or paid dividends on any class of its common stock. Each company's current bank facility agreement restricts the payment of cash dividends on common stock. Both currently intend to retain any earnings for use in their respective business and do not anticipate paying cash dividends on their respective common stock in the foreseeable future. Each company's future dividend policy will depend on their respective earnings, capital requirements, financial condition and other factors considered relevant by their respective boards of directors.

UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combining statements of income and unaudited pro forma condensed combining balance sheet, which we collectively refer to as the "Pro Forma Statements," give effect to the merger between Univision and Hispanic Broadcasting and assume that the transactions had occurred as of January 1, 2001, in the case of the statements of income data, and as of June 30, 2002, in the case of the balance sheet data.

        The Pro Forma Statements are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the companies been a single company during the periods presented.

        The Pro Forma Statements are based upon available information and upon certain assumptions that management of Univision believes are reasonable. The pro forma adjustments give effect to the merger under the purchase method of accounting and assume that 0.85 of a share of Univision common stock had been issued in exchange for each outstanding share of Hispanic Broadcasting common stock. The pro forma condensed combining balance sheet reflects preliminary estimates of the fair value of assets acquired and liabilities assumed used in the allocation of the purchase price and is subject to further adjustment based upon the completion of a formal appraisal. Management of Univision has preliminarily allocated the difference between purchase price and book value to indefinite lived identifiable intangible assets and does not believe that any differences in the final purchase price allocation will have a material impact on the Pro Forma Statements. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", provides that goodwill and other indefinite lived intangible assets resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead are required to be tested for impairment at least annually. (see "Notes to Unaudited Pro Forma Condensed Combining Balance Sheet").

        The Pro Forma Statements do not reflect other acquisitions in 2001 and 2002 by Univision or Hispanic Broadcasting, including Univision's Fonovisa Music Group in April 2002, as they do not individually or in the aggregate exceed the threshold for reporting of a significant subsidiary.

        The pro forma condensed combining statements of income do not reflect any adjustments for synergies that Univision expects to realize commencing upon consummation of the acquisition. No assurances can be made as to the amount of cost savings or revenue enhancements, if any, that may be realized.

        In connection with the completion of the merger, Univision expects to restructure its ownership interest in Entravision by exchanging its common stock for non-voting stock. The Pro Forma Statements reflect the subsequent accounting for this conversion of stock and possible change in significant influence.

        The Pro Forma Statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of Univision and Hispanic Broadcasting and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus.

Univision Communications Inc.

Unaudited Pro Forma Condensed Combining Balance Sheet

As of June 30, 2002

	Historical
	Univision	Hispanic Broadcasting	Pro Forma Adjustments		Pro Forma Combined
	(In thousands)
Assets
Cash and cash equivalents	$40,401	$26,474	$(38,474	)(a)	$28,401
Accounts receivable, less allowance for doubtful accounts	271,382	52,441	—		323,823
Program rights	32,536	—	—		32,536
Prepaid expenses and other	50,231	1,826	—		52,057

Total current assets	394,550	80,741	(38,474)		436,817
Property and equipment, less accumulated depreciation	466,715	54,160	—		520,875
Intangible assets, less accumulated amortization	1,907,125	1,137,467	2,243,079	(b)	6,196,118
			908,447	(c)
Program rights	30,067	—	—		30,067
Investment in unconsolidated subsidiaries	486,985	—	—		486,985
Deferred charges and other assets	32,113	16,556	(391	)(d)	48,278

Total assets	$3,317,555	$1,288,924	$3,112,661		$7,719,140

Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities	$176,449	$27,964	$(2,386	)(a)	$202,027
Accrued interest	19,959	—	—		19,959
Accrued license fee	11,068	—	—		11,068
Deferred advertising revenues	4,250	—	—		4,250
Program rights obligation	14,277	—	—		14,277
Current portion of long-term debt and capital lease obligations	97,667	6	—		97,673

Total current liabilities	323,670	27,970	(2,386)		349,254
Long-term debt	1,317,669	16,418	(3,088	)(a)	1,330,999
Capital lease obligations	81,686	—	—		81,686
Deferred advertising revenues	11,835	—	—		11,835
Program rights obligations	22,042	—	—		22,042
Deferred tax liabilities	36,954	127,886	908,447	(c)	1,073,287
Deferred compensation liability	—	—	13,629	(e)	13,629
Other long-term liabilities	30,760	—	—		30,760
Common stock	2,291	109	(109	)(f)	3,215
	—	—	924	(g)	—
Paid-in-capital	1,219,430	1,045,382	(1,045,382	)(f)	4,531,998
	—	—	3,337,588	(a)(g)	—
	—	—	(11,000	)(a)	—
	—	—	(391	)(d)	—
	—	—	(13,629	)(e)	—
Deferred compensation	—	—	(783	)(h)	(783)
Retained earnings	293,411	81,267	(81,267	)(f)	293,411
Treasury stock	(22,193)	(10,108)	10,108	(f)	(22,193)

Total stockholders' equity	1,492,939	1,116,650	2,196,059		4,805,648

Total liabilities and stockholders' equity	$3,317,555	$1,288,924	$3,112,661		$7,719,140

See accompanying notes to unaudited pro forma condensed combining financial statements

Univision Communications Inc.

Unaudited Pro Forma Condensed Combining Statement of Income

For the Twelve Months Ended December 31, 2001

	Historical
	Univision	Hispanic Broadcasting	Entravision(i)	Pro Forma Adjustments		Pro Forma Combined
	(In thousands, except per share data)
Net revenues	$887,870	$240,775	$—	$(3,428	)(a)	$1,124,034
	—	—	—	(1,183	)(b)	—
Operating expenses	587,371	159,769	—	(514	)(a)	742,454
	—	—	—	(601	)(c)	—
	—	—	—	(4,028	)(d)	—
	—	—	—	157	(e)	—
	—	—	—	300	(g)	—
Depreciation and amortization	84,069	36,415	—	—		120,484

Operating income	216,430	44,591	—	75		261,096
Interest expense (income)	53,463	(3,449)	—	(926	)(h)	49,088
Amortization of deferred financing costs	2,488	—	—	—		2,488
Equity loss (income) in unconsolidated affiliate and other	42,897	(2,871)	(19,754)	—		20,272

Income before taxes and extraordinary loss on extinguishment of debt	117,582	50,911	19,754	1,001		189,248
Provision for income taxes	62,865	19,942	7,882	14	(j)	90,703

Income before extraordinary loss on extinguishment of debt	$54,717	$30,969	$11,872	$987		$98,545

Basic Earnings Per Share
Earnings per share before extraordinary loss	$0.26	$0.28				$0.33
Weighted average common shares outstanding	208,111	108,872				300,652	(k)
Diluted Earnings Per Share
Earnings per share before extraordinary loss	$0.23	$0.28				$0.30
Weighted average common shares outstanding	239,817	109,617				332,991	(k)

See accompanying notes to unaudited pro forma condensed combining financial statements

Univision Communications Inc.

Unaudited Pro Forma Condensed Combining Statement of Income

For the Six Months Ended June 30, 2002

	Historical
	Univision	Hispanic Broadcasting	Entravision(i)	Pro Forma Adjustments		Pro Forma Combined
	(In thousands, except per share data)
Net revenues	$537,245	$120,546	$—	$(1,877)	(a)	$654,772
	—	—	—	(1,142)	(b)	—
Operating expenses	395,630	86,131	—	(238)	(a)	479,538
	—	—	—	(815)	(c)	—
	—	—	—	(2,105)	(d)	—
	—	—	—	78	(e)	—
	—	—	—	707	(f)	—
	—	—	—	150	(g)	—
Depreciation and amortization	37,247	6,141	—	—		43,388

Operating income	104,368	28,274	—	(796)		131,846
Interest expense (income)	43,634	(184)	—	—		43,450
Amortization of deferred financing costs	1,932	—	—	—		1,932
Equity loss (income) in unconsolidated affiliate and other	5,418	—	(2,480)	—		2,938

Income before taxes and cumulative effect of a change in accounting principle	53,384	28,458	2,480	(796)		83,526
Provision for income taxes	23,595	11,099	987	(1,198)	(j)	34,483

Income before cumulative effect of a change in accounting principle	$29,789	$17,359	$1,493	$402		$49,043

Basic Earnings Per Share
Earnings per share before cumulative effect of a change in accounting principle	$0.14	$0.16				$0.16
Weighted average common shares outstanding	220,530	108,648				312,881	(k)
Diluted Earnings Per Share
Earnings per share before cumulative effect of a change in accounting principle	$0.12	$0.16				$0.14
Weighted average common shares outstanding	255,134	109,787				348,453	(k)

See accompanying notes to unaudited pro forma condensed combining financial statements

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINING FINANCIAL STATEMENTS

Basis of Pro Forma Presentation

        On June 11, 2002 Univision and Hispanic Broadcasting entered into a merger agreement which will result in Hispanic Broadcasting becoming a wholly-owned subsidiary of Univision in a transaction to be accounted for using the purchase method of accounting. The total estimated purchase price of approximately $3.4 billion includes Univision common stock valued at $3.3 billion, assumed stock options with a fair value of $75 million and estimated direct transaction costs of $22 million.

        The unaudited pro forma condensed combined consolidated financial statements provide for the issuance of approximately 92.4 million shares of Univision common stock, based upon an exchange ratio of 0.85 of a share of Univision common stock for each outstanding share of Hispanic Broadcasting common stock. The actual number of shares of Univision common stock to be issued will be determined based on the actual number of shares of Hispanic Broadcasting common stock outstanding at the completion of the merger. The average market price per share of Univision common stock of $35.312 is based on an average of the closing prices for two days prior and two days subsequent to the announcement date (June 12, 2002) of the proposed merger. At August 14, 2002, Hispanic Broadcasting had options outstanding to purchase approximately 5.7 million shares. At the completion of the merger, each Hispanic Broadcasting option will be converted into an option to purchase a number of shares of Univision Class A common stock determined by multiplying the number of shares of Hispanic Broadcasting common stock subject to the option by 0.85 with the exercise price being adjusted to equal the exercise price of the Hispanic Broadcasting option divided by 0.85. The actual number of options to be assumed will be determined based on the actual number of Hispanic Broadcasting options outstanding at the completion of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model. In accordance with the terms of Hispanic Broadcasting equity-based plans, all of Hispanic Broadcasting's outstanding options, except those granted in the month preceding the signing of the Agreement and Plan of Reorganization to certain executive officers, will vest upon the merger.

        Hispanic Broadcasting's June 2002 historical income statement includes $2.4 million of merger costs. On completion of the merger Hispanic Broadcasting will incur approximately $11 million in additional costs which are not reflected in the pro forma financials.

        The estimated total purchase price of the Hispanic Broadcasting merger is as follows (in millions):

Value of Univision common stock issued	$3,263
Assumption of Hispanic Broadcasting options	75

Total value of Univision securities	3,338
Estimated direct transaction costs	22

Total estimated purchase price	$3,360

        Under the purchase method of accounting, the total estimated purchase price as shown in the above table is allocated to Hispanic Broadcasting's net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. Based on a preliminary valuation made by Univision management and subject to changes upon receipt of a final independent third party valuation and other factors as described in the introduction to the unaudited pro forma condensed

combined consolidated financial statements on page    of this joint proxy statement/prospectus, the estimated purchase price is preliminarily allocated as follows (in millions):

Estimated purchase price preliminary allocation:
Net tangible assets	$1,117
Intangible assets (principally FCC licenses)	2,243

Total estimated purchase price preliminary allocation	$3,360

Notes to Unaudited Pro Forma Condensed Combining Balance Sheet

(a)
Represents the costs of Univision and Hispanic Broadcasting related to the merger and the repayment of debt with excess cash.

(b)
Represents the recording of indefinite life identifiable intangible assets related to the acquisition of Hispanic Broadcasting. Univision will have an appraisal completed after the closing. Univision does not expect there to be material changes to the estimates made in the Unaudited Pro Forma Condensed Combining Balance Sheet.

Number of shares issued	92,403
Price per share	$35.312

$3,262,935
Value of stock options issued to Hispanic Broadcasting employees as of June 30, 2002	74,794
Acquisition costs	22,000
Less: net assets acquired	(1,116,650)

Intangible assets	$2,243,079

(c)
Represents the timing difference between book and tax for the identified intangibles.

(d)
Represents the elimination of deferred financing costs of Hispanic Broadcasting following the merger.

(e)
Represents the value of the deferred compensation related to certain stock options issued to Hispanic Broadcasting employees that contain a stock appreciation feature.

(f)
Represents the elimination of the historical common stock, paid in capital, retained earnings and treasury stock of Hispanic Broadcasting.

(g)
Records the issuance of common stock in connection with the merger and the related acquisition costs.

(h)
Represents the value of the deferred compensation related to certain stock options issued to Hispanic Broadcasting's executive officers in the month prior to the signing of the Agreement and Plan of Reorganization that do not vest upon the closing of the merger.

Notes to Unaudited Pro Forma Condensed Combining Statement of Income

(a)
Represents the elimination of Univision revenue derived from sales to Hispanic Broadcasting, and also represents the elimination of Univision operating expenses related to license fee payments that Univision makes related to such sales.

(b)
Represents the elimination of Hispanic Broadcasting revenue derived from sales to Univision.

(c)
Represents the elimination of Univision advertising expenses derived from the purchase of advertising on Hispanic Broadcasting's radio stations.

(d)
Represents the elimination of Hispanic Broadcasting advertising expenses derived from the purchase of advertising on Univision's television stations.

(e)
Represents the compensation expense related to certain stock options issued to Hispanic Broadcasting management in the three months prior to the signing of the Agreement and Plan of Reorganization that do not vest upon the closing of the merger.

(f)
Represents the compensation expense in 2002, based upon a change in stock price from $25.50 to $26.10, with respect to Hispanic Broadcasting stock option grants made from 1996 through 1998 that have stock appreciation rights upon a change in control. Certain directors of Hispanic Broadcasting are waiving the stock appreciation right as part of the conditions to closing the merger. Hispanic Broadcasting will also use its best efforts to get other employees to waive this right. Therefore, the actual compensation expense may be less. There was no change in the stock price during 2001.

(g)
Represents the increase in compensation under the new compensation arrangement with a current Hispanic Broadcasting executive.

(h)
Represents the increase or decrease, as applicable, in net interest as a result of the use of Hispanic Broadcasting's excess cash to pay down certain bank debt of Univision.

(i)
Represents the elimination of Univision equity loss relating to its investment in Entravision. In connection with the completion of the merger, Univision expects to restructure its ownership interest in Entravision by exchanging its voting common stock interest in Entravision for non-voting stock. As a result, Univision will no longer have significant influence and will account for Entravision under the cost method of accounting.

(j)
Represents the change in provision for taxes resulting from the merger.

(k)
Represents Univision's weighted average common shares outstanding plus .85 times Hispanic Broadcasting's weighted average common shares outstanding.

OWNERSHIP OF CAPITAL STOCK

Security Ownership of Certain Beneficial Owners and Management of Univision

        The following table sets forth certain information regarding beneficial ownership of Univision's voting securities as of August 31, 2002 by (1) each person who Univision knows beneficially owns 5% or more of the outstanding shares of any class of Univision's voting securities, (2) each director and nominee and our executive officers, and (3) all directors and executive officers as a group. Except as indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all shares of securities shown as beneficially owned by them, subject to community property laws where applicable.

        Please see the footnotes below for the disclosure required by the Securities Exchange Act of 1934, as amended, for each of the parties listed below. Because the Univision Class P, Class T and Class V common stock can be converted to Univision Class A common stock at any time, Univision is presenting the information below based on such conversions. Univision obtained the information presented below for stockholders other than officers, directors and nominees from Schedule 13Gs and amendments thereto, which reflect beneficial ownership, unless stated otherwise, as of December 31, 2001.

Name and Address(a)	Title of Class	Number of Shares of Class A Common Stock Beneficially Owned(b)(c)		Percent of Class A Common Stock Beneficially Owned(c)	Percent of Class A Common Stock Beneficially Owned Assuming all Warrants are Exercised(n)
A. Jerrold Perenchio	Class A and Class P Common Stock	37,687,384	(d)(l)	16.5%	14.1%
Televisa Av. Vasco de Quiroga No. 2000, Edificio A, Piso 4 Colonia Santa Fe 01210, Mexico, DF	Class A and Class T Common Stock	30,187,534	(e)	13.2%	14.7%
Venevision c/o Finser Corporation 550 Biltmore Way, Suite 900 Coral Gables, Florida 33134	Class V Common Stock	17,837,164	(e)(f)	7.8%	18.0%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	Class A Common Stock	10,659,708	(g)	4.7%	4.0%
Janus Capital Corporation 100 Fillmore Street Denver, Colorado 80206-4923	Class A Common Stock	13,931,559	(h)	6.1%	5.2%
Putnam Investments, LLC One Post Office Square Boston, Massachusetts 02109	Class A Common Stock	7,647,351	(i)	3.4%	2.9%
Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102-3777	Class A Common Stock	7,578,577	(j)	3.3%	2.8%
George W. Blank	Class A Common Stock	879,100	(k)	*	*
Robert V. Cahill	Class A Common Stock	990,500	(k)(l)	*	*
Harold Gaba	Class A Common Stock	236,000	(k)	*	*

Andrew W. Hobson	Class A Common Stock	866,208	(k)	*	*
Alan F. Horn	Class A Common Stock	310,000	(k)	*	*
C. Douglas Kranwinkle	Class A Common Stock	65,000	(k)	*	*
John G. Perenchio	Class A Common Stock	580,350	(l)	*	*
Ray Rodriguez	Class A Common Stock	650,700	(k)	*	*
Juan Villalonga	N/A	0		*	*
Alejandro Rivera c/o Finser Corporation 550 Biltmore Way, Suite 900 Coral Gables, Florida 33134	Class A Common Stock	120,000	(k)	*	*
Emilio Azcárraga Jean c/o Grupo Televisa Av. Vasco de Quiroga No. 2000, Edificio A, Piso 4 Colonia Santa Fe 01210, Mexico, DF	Class A and Class T Common Stock	30,187,534	(e)(m)	13.2%	14.7%
Alfonso de Angoitia c/o Grupo Televisa Av. Vasco de Quiroga No. 2000, Edificio A, Piso 4 Colonia Santa Fe 01210, Mexico, DF	Class A and Class T Common Stock	30,187,534	(e)(o)	13.2%	14.7%
Victor Ferreres Final Avenida La Salle Venevision Los Cabos Caracas, Venezuela	N/A	0		*	*
All directors and executive officers as a group (14 persons)	Class A, Class P, Class T and Class V Common Stock	71,336,776	(e)(f)(m)	30.9%	29.7%

(a)
Unless otherwise indicated, the address of each executive officer, director and nominee is 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067.

(b)
Each of A. Jerrold Perenchio, Televisa, and Venevision beneficially owns 100% of their respective classes.

(c)
Assumes that the Class P, Class T and Class V Common Stock outstanding are converted into Class A Common Stock on a share for share basis since this may be done at any time in accordance with their respective terms. Excludes the shares issuable upon exercise of the 39,339,700 warrants that are outstanding (see footnote (e) below).

(d)
Such shares are owned by A. Jerrold Perenchio or his affiliates. Includes 885,740 shares of Class P Common Stock beneficially owned by Margaret Perenchio, Mr. Perenchio's wife. Mr. Perenchio has the sole power to vote such shares pursuant to a proxy, but Mrs. Perenchio has sole power to dispose of or direct the disposition of such shares. All but 224,994 shares owned directly or indirectly by Mr. Perenchio are shares of Class P Common Stock. Each share of Class P Common Stock is convertible at any time into a share of Class A Common Stock.

(e)
Excludes 9,102,000 shares of Class A Common Stock or Class T Common Stock and 30,237,700 shares of Class A Common Stock or Class V Common Stock issuable upon exercise of warrants held by Televisa and Venevision, respectively.

(f)
A trust principally for the benefit of the family of Gustavo Cisneros and a trust principally for the benefit of the family of Ricardo Cisneros each owns a 50% indirect beneficial ownership interest in the equity of Venevision, which owns these shares. These trusts have shared voting and dispositive powers over these shares. Gustavo Cisneros and Ricardo Cisneros disclaim beneficial ownership of such shares.

(g)
Based on a report on Schedule 13G dated February 14, 2002, FMR Corp. and/or its affiliates had sole voting over 276,848 of such shares and sole dispositive power over all such shares. Based on such Schedule 13G, FMR Corp. owned 7.6% of the Class A Common Stock outstanding as of December 31, 2001.

(h)
Based on a report on Schedule 13G/A dated February 11, 2002, Janus Capital Corporation and/or its affiliates had sole voting and sole dispositive power over all such shares. Based on such Schedule 13G/A, Janus Capital Corporation owned 9.9% of the Class A Common Stock outstanding as of December 31, 2001.

(i)
Based on a report on Schedule 13G/A dated June 10, 2002, Putnam Investments, LLC and/or its affiliates had shared voting power over 131,440 of such shares and shared dispositive power over all such shares. Based on such Schedule 13G/A, Putnam Investments, LLC owned 4.7% of the Class A Common Stock outstanding as of June 10, 2002.

(j)
Based on a report on Schedule 13G/A dated February 14, 2002, Prudential Financial, Inc. had sole voting and sole dispositive power over 494,450 of such shares, shared voting power over 6,619,527 of such shares, and shared dispositive power over 7,084,127 of such shares. Based on such Schedule 13G/A, Prudential Financial, Inc. owned 5.4% of the Class A Common Stock outstanding as of December 31, 2001.

(k)
The following persons hold employee or director stock options granted by Univision that are fully exercisable or will vest and become exercisable within 60 days of August 31, 2002: Mr. Blank—832,500; Mr. Cahill—312,500; Mr. Gaba—110,000; Mr. Hobson—862,500; Mr. Horn—110,000; Mr. Kranwinkle—55,000; Mr. Rodriguez—650,000; and Mr. Rivera—120,000.

(l)
Class A Common Stock owned by Mr. A. Jerrold Perenchio includes 1,236,000 shares subject to fully exercisable employee stock options granted to Mr. Cahill and Mr. John G. Perenchio by one of Mr. A. Jerrold Perenchio's wholly-owned companies, which options were granted for services to that company. Mr. Cahill owns a fully exercisable employee stock option to purchase 668,000 shares of Class A Common stock. Mr. John G. Perenchio owns a fully exercisable employee stock option to purchase 568,000 shares of Class A Common Stock.

(m)
These securities are held directly by Televisa or through subsidiaries thereof, as the case may be. Mr. Azcárraga is the Chairman, President and Chief Executive Officer of Televisa and, directly or indirectly, controls over 50% of the voting equity of Televisa. Televisa has sole voting and dispositive powers over the Univision securities. Mr. Azcárraga disclaims beneficial ownership of such Univision securities (and any securities into which such securities may be converted or for which they may be exchanged), except to the extent of his pecuniary interest therein.

(n)
Assumes that the Class P, Class T and Class V Common Stock outstanding are converted into Class A Common Stock on a share for share basis since this may be done at any time in accordance with their respective terms. Assumes exercise of all warrants held by Televisa and Venevision; however, these warrants to purchase Class A, Class T or Class V Common Stock are subject to certain exercise restrictions as they may be exercised by the holder only if the aggregate shares owned by Televisa, Venevision and all non-United States aliens represent no more than 25% of the outstanding stock. See the section entitled "Description of Univision Capital Stock" beginning on page    .

(o)
These securities are held directly by Televisa or through subsidiaries thereof, as the case may be. Mr. de Angoitia is the Executive Vice President, Chief Financial Officer and a director of Televisa. Televisa has sole voting and dispositive powers over the Univision securities. Mr. de Angoitia disclaims beneficial ownership of such Univision securities (and any securities into which such securities may be converted or for which they may be exchanged), except to the extent of his pecuniary interest therein.

*
Represents less than one percent.

Security Ownership of Certain Beneficial Owners and Management of Hispanic Broadcasting

        The following table sets forth certain information regarding beneficial ownership of Hispanic Broadcasting's Class A common stock as of August 31, 2002 by (1) each person who Hispanic Broadcasting knows beneficially owns 5% or more of the outstanding shares of Hispanic Broadcasting Class A common stock, (2) each director and executive officer, and (3) all directors and executive officers as a group. Except as indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all shares of securities shown as beneficially owned by them, subject to community property laws where applicable.

        Please see the footnotes below for the disclosure required by the Securities Exchange Act of 1934, as amended, for each of the parties listed below. Hispanic Broadcasting obtained the information presented below for stockholders other than officers, directors and nominees from Schedule 13Gs and amendments thereto, which reflect beneficial ownership, unless stated otherwise, as of July 31, 2002.

        As of August 31, 2002 Clear Channel and its affiliates owned no shares of Hispanic Broadcasting's Class A common stock. However, Clear Channel and its affiliates owned all of the outstanding shares of the Hispanic Broadcasting's Class B common stock (28,312,940 shares), which accounted for approximately a 26.0% interest in the common stock of Hispanic Broadcasting.

Name and Address(a)	Amount and Nature of Beneficial Ownership of Class A Common Stock		Percent of Class
McHenry T. Tichenor, Jr.	13,040,100	(b)	16.2%
McHenry T. Tichenor 7 Old Fort Way Hilton Head, South Carolina 29926	12,825,228	(c)	15.9
Warren W. Tichenor 45 N.E. Loop 410, Suite 655 San Antonio, Texas 78216	12,930,869	(d)	16.1
Putnam Investments, LLC One Post Office Square Boston, Massachusetts 02109	7,444,150	(e)	9.3
Franklin Resources, Inc. 777 Mariners Island Boulevard, 6th Floor San Mateo, California 94404	5,726,816	(f)	7.1
Robert W. Hughes	41,000	(g)	*
James M. Raines	24,000	(g)	*
Ernesto Cruz	41,000	(g)(h)	*
Jeffrey T. Hinson	465,208	(g)	*
Gary B. Stone	312,554	(g)	*
All Directors and Executive Officers as a Group (7 persons)	13,936,639		17.2

(a)
Unless otherwise indicated, the address of each executive officer and director is 3102 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219.

(b)
Includes 3,286,317 shares (including 210,334 employee or director stock options for shares of Class A common stock granted by Hispanic Broadcasting that are fully exercisable or will vest and become exercisable within 60 days of August 31, 2002) held by McHenry T. Tichenor, Jr. and 9,753,783 shares held by McHenry T. Tichenor, Jr.'s family, with respect to which McHenry T. Tichenor, Jr. shares voting control pursuant to a voting agreement among certain members of the Tichenor family (the "Tichenor Voting Agreement").

(c)
Includes 151,342 shares (including 11,135 employee or director stock options for shares of Class A common stock granted by Hispanic Broadcasting that are fully exercisable or will vest and become fully exercisable within 60 days of August 31, 2002) held by McHenry T. Tichenor and 12,673,886 shares held by McHenry T. Tichenor's family, with respect to which McHenry T. Tichenor shares voting control pursuant to the Tichenor Voting Agreement.

(d)
Includes 4,477,054 shares held by Warren W. Tichenor and 8,453,815 shares held by Warren W. Tichenor's family, with respect to which Warren W. Tichenor shares voting control pursuant to the Tichenor Voting Agreement. Includes 13,686 shares owned by Mr. Tichenor's spouse and for which Mr. Tichenor disclaims beneficial ownership of these shares.

(e)
Based on a report on Schedule 13G dated February 5, 2002, Putnam Investments, LLC and/or its affiliates had shared voting power over 211,100 of such shares and shared dispositive power over all such shares. Based on such Schedule 13G, Putnam Investments, LLC owned 9.3% of the Class A common stock outstanding as of July 31, 2002.

(f)
Based on a report on Schedule 13G dated February 1, 2002, Franklin Resources, Inc. and/or its affiliates had sole dispositive power over all such shares and sole voting power over 5,031,300 of such shares. Based on such Schedule 13G, Franklin Resources, Inc. owned 7.1% of the Class A common stock outstanding as of July 31, 2002.

(g)
The following listed individuals, in addition to Mr. Tichenor, Jr. and Mr. Tichenor, hold employee or director stock options for shares of Class A common stock granted by Hispanic Broadcasting that are fully exercisable or will vest and become fully exercisable within 60 days of August 31, 2002: Mr. Hughes—37,000; Mr. Raines—23,000; Mr. Cruz—37,000; Mr. Hinson—171,332; and Mr. Stone—113,760.

(h)
Includes 4,000 shares owned by Mr. Cruz's spouse and children. Mr. Cruz disclaims beneficial ownership of these shares.

*
Indicates less than 1.0%.

DESCRIPTION OF UNIVISION CAPITAL STOCK

        The following is a summary of certain matters with respect to Univision's capital stock. Because it is only a summary, it does not contain information that may be important to you, and you should therefore carefully read the more detailed provisions of the certificate of incorporation and bylaws of each company, each as currently in effect and attached as exhibits to each company's filings with the SEC as well as the proposed Certificate Amendments described in the section entitled "Proposal to Amend Article FOURTH of Univision's Certificate of Incorporation" beginning on page    . For information on how to receive copies of the other current organizational documents for each company, see the section entitled "Where You Can Find Additional Information" beginning on page     .

General

        Univision's certificate of incorporation currently authorizes it to issue 492,000,000 shares of common stock, par value $.01 per share, consisting of 300,000,000 shares of Class A common stock, 96,000,000 shares of Class P common stock and 48,000,000 shares each of Class T and Class V common stock, and 10,000,000 shares of preferred stock, par value $.01 per share. No other classes of capital stock are authorized under Univision's certificate of incorporation. However, the Univision authorized capital stock may be changed as further described in the section entitled "Proposal to Amend Article FOURTH of Univision's Certificate of Incorporation" beginning on page    .

        As of August 31, 2002, Univision's issued and outstanding common stock consisted of 159,198,507 shares of Class A common stock held by 202 holders of record, 37,462,390 shares of Class P common stock all of which are beneficially owned by A. Jerrold Perenchio, 13,593,034 shares of Class T common stock, all of which are beneficially owned by Televisa and 17,837,164 shares of Class V common stock, all of which are beneficially owned by Venevision.

        Univision's bylaws provide for a floating number of directors on the Board of Directors between eight and 11; the number at the present time is fixed at eight. After completion of the merger, Univision intends to increase the size of its board of directors to ten. Univision's certificate of incorporation provides for three classes of directors: Class A/P directors, Class T directors and Class V directors.

Common Stock

        Class A Common Stock.    Holders of Class A common stock are entitled to receive dividends as may from time to time be declared by the board of directors out of legally available funds. Holders of Class A common stock are entitled to one vote per share held on all matters on which they are entitled to vote. The holders of the Class A common stock voting together with the holders of the Class P common stock (and, under certain circumstances, the Class V or Class T common stock) elect the Class A/P directors. The Class A common stock has no preemptive, conversion, redemption or sinking funds rights. If Univision liquidates, dissolves or winds-up, holders of Class A common stock are entitled to share with all other holders of any class of common stock ratably in Univision's assets remaining after the payment of all liabilities and the liquidation preference of any outstanding preferred stock.

        Class B Common Stock.    If the FCC determines that Clear Channel will have an "attributable interest" in Univision at the completion of the merger, a new Class B common stock will be issued. Holders of the Class B common stock will be entitled to the same rights, privileges and preferences as holders of the Class A common stock, except that holders of Class B common stock will be entitled to limited voting rights but will have conversion rights. That is, the holders of Class B common stock (like the Class A common stock) will have no preemptive, redemption or sinking funds rights with respect to such shares, and upon liquidation, dissolution or wind-up, holders of Class B common stock will share with all other holders of common stock ratably in Univision's assets remaining after the payment of all liabilities and the liquidation preference of any outstanding preferred stock. However, unlike the holders of Class A common stock, holders of Class B shares will have no voting rights with respect to such shares except as required by applicable law and except that they will be entitled to vote as a separate class with respect to any sale, lease, assignment, transfer or other conveyance of substantially all of Univision's assets, any merger involving Univision, any reclassification, recapitalization, dissolution, liquidation or winding up of Univision, and any other similar transaction, but in each such case only if the Univision Class B common stockholders do not receive identical consideration as that received by the Univision Class A common stockholders.

        Each share of Univision Class B common stock will be convertible at any time at the option of its holder into one share of Univision Class A common stock unless Univision in good faith determines that ownership of its Class A common stock by Clear Channel and Clear Channel's wholly owned subsidiaries may cause ownership of any licenses under the Communications Act held by Clear Channel or its wholly owned subsidiaries to be attributed to Univision. If after conversion of Univision Class B common shares into Univision Class A common shares Univision subsequently makes such a determination, each Univision Class A common share held by Clear Channel or Clear Channel's wholly owned subsidiaries will automatically convert into a Univision Class B common share. If Clear Channel and its wholly owned subsidiaries own less than 5% of the outstanding Univision Class A common stock, on an as-converted basis, then each Univision Class B common share will automatically convert into one Univision Class A common share. Finally, each Univision Class B common share transferred to any party other than Clear Channel or its wholly owned subsidiary will automatically convert into one Univision Class A common share.

        Class P Common Stock.    Holders of the Class P common stock are entitled to the same rights, privileges and preferences as holders of the Class A common stock, except that holders of Class P common stock are entitled to ten votes per share held on all matters on which they are entitled to vote. If at any time Mr. Perenchio is incapacitated, the holders of the Class P common stock will only be entitled to one vote per share held. Each share of Class P common stock is convertible at the option of its holder into one share of Class A common stock. Each share of Class P common stock converts automatically into one share of Class A common stock upon its sale to a person that is not a permitted transferee of Mr. Perenchio, the death of Mr. Perenchio or if Mr. Perenchio and his permitted transferees cease to own beneficially at least 26,486,084 shares (as adjusted for stock splits and similar transactions) of Class P common stock.

        Class T and Class V Common Stock.    Holders of the Class T and Class V common stock are entitled to the same rights, privileges, and preferences as the holders of the Class A common stock, with three exceptions. First, unless the holders of Class T common stock and Class V common stock own fewer than 13,578,083 shares (as adjusted for stock splits and similar transactions) of their respective classes or have relinquished their special voting rights, they each have the right to elect one director and one alternate director. Second, while they maintain their special voting rights, holders of the Class T common stock and Class V common stock each have the right to vote as a separate class on matters which would adversely affect the special rights of that class. Third, each share of Class T common stock converts automatically into one share of Class A common stock upon its sale to a person that is not a permitted transferee of Televisa. Similarly, each share of Class V common stock converts automatically into one share of Class A common stock upon its sale to a person that is not a permitted transferee of Venevision. The holders of Class T and Class V common stock may also vote in the election of Class A/P directors if they give up their special voting rights.

        Holders of common stock may receive dividends only when the Univision board of directors declares them, and Univision's bylaws and credit agreement further restrict its ability to pay dividends without obtaining prior bank approval or meeting financial covenants. In addition, so long as warrants for Class T or Class V common stock are outstanding, Univision cannot pay any non-stock dividend without obtaining the approval of the directors elected by the Class T or Class V common stock, as applicable, unless the warrant holders may receive on a current basis dividends as if the shares underlying the warrants were outstanding.

Preferred Stock

        Univision can issue, without further stockholder approval (subject to applicable stock exchange rules), shares of preferred stock from time to time in one or more series and to establish the number of shares included in each series and to fix the designation, powers, preferences, and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series, including dividend rights, voting rights, liquidation rights, redemption and sinking funds rights, and conversion and exchange rights. Univision currently has no shares of preferred stock issued and outstanding.

Provisions of Univision's Certificate of Incorporation and Bylaws Relating to Foreign Ownership of Common Stock

        Univision's certificate of incorporation contains provisions designed to assist it in complying with the provisions of the Communications Act regulating the ownership of broadcasting companies by aliens. The following is a summary of these provisions of Univision's certificate of incorporation and bylaws.

        Under the Communications Act, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-United States citizens or their representatives, by foreign governments or their representatives, or by non-United States corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation. The FCC has rarely if ever made such an affirmative finding.

        To monitor Univision's compliance with this provision, Univision's certificate of incorporation requires Univision to implement the procedures described in this paragraph. Univision must maintain separate stock records for alien stockholders and non-alien stockholders, and, other than shares held by Televisa or Venevision or either's affiliates, Univision must place the legend "Foreign Share Certificate" on each certificate representing shares of stock owned, voted or otherwise controlled by an alien and the legend "Domestic Share Certificate" on each other certificate. Any holder (other than Televisa or Venevision or either's affiliates) of shares represented by a Domestic Share Certificate must, if such shares are owned, voted or otherwise controlled by an alien, deliver such certificate to Univision to be replaced by a Foreign Share Certificate. Any holder (other than Televisa or Venevision or either's affiliates) of a Foreign Share Certificate representing shares that are not owned, voted or otherwise controlled by an alien, may deliver such Foreign Share Certificate to Univision (along with an appropriate affidavit) to be replaced by a Domestic Share Certificate. Under Univision's certificate of incorporation, Univision determines, by vote of its board of directors or in conformity with regulations prescribed by its board, whether any shares are owned, voted or otherwise controlled by an alien and whether any affidavit is false.

        Under Univision's certificate of incorporation, Univision can redeem any of its shares held by a "disqualified holder" (as defined below) to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by Univision or any of its subsidiaries if the license or franchise requires some or all of its stockholders to meet certain qualifications. The redemption price will equal the lesser of the "fair market value" (as defined below) of the shares or, if the disqualified holder purchased the stock within one year of the redemption date, the disqualified holder's purchase price for the shares.

        Univision's certificate of incorporation also authorizes it to adopt such other provisions that Univision deems necessary or desirable to avoid violation of the alien ownership provisions of the Communications Act.

  Important Definitions:

        A "disqualified holder" is any holder (other than Televisa or Venevision) of Univision's stock whose holding of such stock, either individually or when taken together with the holding of shares of any class or series of Univision stock by any other holders, may result, in the judgment of Univision's board of directors, in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by Univision or any of its subsidiaries to conduct any portion of its business.

        The "fair market value" of a share of any class or series of Univision stock means the average closing price for such a share for each of the 45 most recent days on which shares of stock of such class or series were traded preceding the day on which notice of redemption is given, except that if shares of stock of such class or series are not traded on any securities exchange or in the over-the-counter market, then the fair market value is as determined by Univision's board of directors in good faith.

Bylaws Supermajority Voting Provisions

        Subject to certain exceptions contained in Univision's bylaws, Univision cannot without the approval of its board of directors including, in addition to any other required vote, the affirmative vote of the Class T and Class V director, so long as such directors are serving:

  •
  merge or consolidate, enter into a business combination with, sell all or substantially all of its assets to, or otherwise reorganize with or into one or more entities other than a wholly-owned subsidiary of Univision; provided, however, if the transaction is approved by a majority of the Board and at least 60% of all shares outstanding entitled to vote (treating all shares as having a single vote), then the approval of neither the Class T director nor the Class V director will be required; provided, further, however, that the approval of the Class T director or the Class V director (as applicable) will be required if the powers, privileges or rights of the holders of the Class T or Class V common stock would be adversely affected in the transaction (other than with respect to a transaction in which Univision's stockholders hold less than 50% of the voting power of the surviving entity);

  •
  pay any dividend (other than stock splits or similar events) or make any distribution including by way of redemption or repurchase of securities (other than open market purchases of Class A common stock other than from Univision's affiliates); provided, however, that the approval of the Class T director will not be required when no warrants to purchase Class T common stock are outstanding, and the approval of the Class V director will not be required when no warrants to purchase Class V common stock are outstanding, provided, further, however, that the approval of neither the Class T director nor the Class V director will be required if the FCC makes certain rulings related to dividends or if Univision receives a satisfactory legal opinion regarding certain FCC rules related to dividends;

  •
  dissolve, liquidate or terminate; provided, however, if the transaction is approved by a majority of the Board and at least 60% of all shares outstanding entitled to vote (treating all shares as having a single vote), then the approval of neither the Class T director nor the Class V director will be required;

  •
  issue (other than in a merger or similar transaction, and other than to underwriters in a public offering) shares having more than 10% of the votes of the then outstanding Univision Class A common shares;

  •
  issue shares with more than one vote per share or otherwise having special voting rights (except that Univision can issue shares that permit its holders to elect a director so long as the vote of the director is not required in addition to any other required vote of all of the directors);

  •
  issue shares that would lead to a change of control of Univision;

  •
  issue shares to any stockholder, group or affiliate that already controls Univision;

  •
  enter into any transaction with Mr. Perenchio or certain of his related persons or affiliates, subject to certain limitations; or

  •
  amend any of the foregoing, or increase the maximum number of directors to 12 or more.

        Subject to certain exceptions contained in Univision's bylaws, Univision cannot without the approval of its board of directors including, in addition to any other required board vote of directors, the affirmative vote of the Class T or Class V director, so long as such directors are serving:

  •
  dispose of any interest in the Univision Network, Galavision Network, Telefutura Network, or any television station affiliated with the Univision Network or Telefutura Network that broadcasts in any of the top 15 Hispanic markets in the United States, subject to certain specified exceptions; or

  •
  after reasonable inquiry, knowingly hire after December 19, 2001 for compensation of $100,000 or more any person who is (or was within the previous two and one half year period) an employee or independent contractor of Televisa, Venevision or either of their affiliates.

Anti-Takeover Effects

        Section 203 of the General Corporation Law of the State of Delaware prohibits Delaware corporations such as Univision from engaging in a wide range of specified transactions with any interested stockholder for three years after the time the person becomes an interested stockholder, subject to certain specified exceptions. An interested stockholder is generally defined as any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of the voting power of the outstanding shares of any class or series of stock permitted to vote generally in the election of directors.

        Section 203, in addition to the provisions of Univision's certificate of incorporation and bylaws summarized above in the section entitled "Bylaws Supermajority Voting Provisions" beginning on page     , may tend to deter any potential unfriendly offers or other efforts to obtain control of Univision that are not approved by Univision's board, which in turn may delay, defer or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in a premium over the market price for the shares that you hold in Univision.

        As discussed above, Univision's board of directors has authority, without stockholder approval (subject to applicable stock exchange rules), to issue shares of preferred stock in one or more series and to fix the number of shares and the terms of each such series. This authority may enable Univision's board to make more difficult or to discourage an attempt to obtain control of Univision. For example, if, in the exercise of its fiduciary obligations, Univision's board determined that a takeover proposal was not in Univision's best interests, it could establish and issue one or more series of preferred stock that entitle its holders to:

  •
  vote separately as a class on any proposed merger of consolidation;

  •
  cast a proportionately larger vote together with the common stock on any transaction;

  •
  convert the preferred stock into a greater number of shares of common stock;

  •
  demand redemption at a specified price related to a change in control; or

  •
  exercise other rights designed to impede a takeover.

Transfer Agent and Registrar

        The transfer agent and registrar for the Class A common stock is Bank of New York.

Exculpation and Indemnification of Directors and Officers

        Univision's certificate of incorporation provides that its directors are not liable to Univision or its stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the General Corporation Law of the State of Delaware. Under Delaware law, liability of a director may not be limited (a) for any breach of the director's duty of loyalty to Univision or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (d) for any transaction from which the director derives an improper personal benefit. The effect of these provisions of Univision's certificate of incorporation is to eliminate the rights of Univision and its stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (a) through (d) above. This provision does not limit or eliminate Univision's or its stockholders' right to seek nonmonetary relief, such as an injunction or rescission, upon a breach of a director's duty of care.

        In its certificate of incorporation, Univision has also agreed to indemnify its directors, officers, employees and agents to the maximum extent provided by applicable law against all costs, liabilities and other losses actually and reasonably incurred or suffered by them arising out of their capacity as a director, officer, employee or agent of Univision or any other corporation for which Univision requests them to serve as a director, officer, employee or agent. Univision's directors, officers, employees and agents are also entitled to an advance of expenses to the maximum extent authorized or permitted by law in advance of the final disposition of any proceeding, subject to, to the extent required by applicable law, the receipt of an undertaking to repay the advancement if the person is ultimately determined to be not entitled to be indemnified.

        Any repeal or limitation of Univision's ability to provide indemnification as described above may not diminish any of their indemnification rights with respect to actions, suits or proceedings relating to transactions or facts occurring before the modification or repeal.

        Univision maintains insurance policies for its directors and officers against certain liabilities arising out of their capacity as a director or officer of Univision. In addition, Univision has entered into an indemnification agreement with each of its officers and directors with respect to losses arising out of their capacity as director or officer, and it is anticipated that similar agreements may be entered into, from time to time, with its future directors and officers.

COMPARISON OF STOCKHOLDER RIGHTS

General

        Both Univision and Hispanic Broadcasting are Delaware corporations. The rights of each company's stockholders are generally governed by Delaware corporate law and by each company's certificate of incorporation and bylaws.

        The following is a comparison summary of the material differences between the rights of Hispanic Broadcasting common stockholders under Hispanic Broadcasting's certificate of incorporation and bylaws, and the rights of holders of the Univision Class A common stock issuable pursuant to the merger and the Univision Class B common stock issuable pursuant to the Restructured Merger (if it occurs) under Univision's certificate of incorporation, as amended by the proposed Certificate Amendments, and bylaws. Because it is only a summary, it does not contain information that may be important to you, and you should therefore carefully read the more detailed provisions of the certificate of incorporation and bylaws of each company, each as currently in effect and attached as exhibits to our filings with the SEC as well as the proposed Certificate Amendments described in the section entitled "Proposal to Amend Article FOURTH of Univision's Certificate of Incorporation" beginning on page    . For information on how to receive copies of the other current organizational documents for each company, see the section entitled "Where You Can Find Additional Information" beginning on page    .

Authorized Capital Stock

        Univision.    Univision is authorized to issue 492,000,000 shares of common stock, including 300,000,000 shares of Class A common stock, 96,000,000 shares of Class P common stock, 48,000,000 shares of Class T common stock, 48,000,000 shares of Class V common stock and 10,000,000 shares of preferred stock. However, the Univision authorized capital stock may be changed as further described in the section entitled "Proposal to Amend Article FOURTH of Univision's Certificate of Incorporation" beginning on page    .

        Hispanic Broadcasting.    Hispanic Broadcasting is authorized to issue 175,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock.

Voting Rights

        Univision.    Each holder of Univision Class A common stock is entitled to one vote per share. The holders of Class A common stock voting together with the holders of the Class P common stock elect the Class A/P directors. Holders of the Class P common stock are entitled to ten votes per share held on all matters on which they are entitled to vote. If Univision issues the Class B common stock, each holder of Class B shares will have no voting rights with respect to such shares other than those permitted in a limited number of circumstances or required by applicable law. In particular, Class B common stockholders will be entitled to vote as a separate class with respect to any sale, lease, assignment, transfer or other conveyance of substantially all of Univision's assets, any merger involving Univision, any reclassification, recapitalization, dissolution, liquidation or winding up of Univision, and any other similar transaction, but in each such case only if the Class B common stockholders do not receive identical consideration as that received by the Class A common stockholders.

        Hispanic Broadcasting.    Each holder of Hispanic Broadcasting Class A common stock is entitled to one vote per share. Holders of Hispanic Broadcasting Class B common stock generally have no voting rights for such shares. However, if Clear Channel (and its affiliates) holds 20% or more of the outstanding Class A shares (calculated as if all Class B shares owned by Clear Channel and its affiliates converted to Class A shares), then the Class B common stockholders are entitled to vote as a single class on (i) any sale, lease, assignment or transfer of substantially all of the company's assets, or a merger or consolidation where the stockholders of Hispanic Broadcasting immediately before such merger or consolidation do not own at least 50% of the capital stock of the surviving entity; (ii) the reclassification, recapitalization, dissolution or winding up of the company; (iii) the authorization or issuance of preferred stock; (iv) the declaration or payment of any non-cash dividends on the company's common stock; and (v) any amendment or modification to Hispanic Broadcasting's certificate of incorporation concerning its capital stock.

Conversion Rights

        Univision.    Holders of Univision Class A common shares have no conversion rights. If Univision issues the Class B common stock, each share of Class B common stock will be convertible at any time into one Class A common share at the option of its holder unless Univision in good faith determines that ownership of its Class A common stock by Clear Channel and its wholly owned subsidiaries may cause ownership of any licenses under the Communications Act held by Clear Channel or its wholly owned subsidiaries to be attributed to Univision. If at any time after conversion of Class B common shares into Class A common shares Univision subsequently makes such a determination, each Class A common share held by Clear Channel or Clear Channel's wholly owned subsidiaries will automatically convert into a Class B common share. If Clear Channel and its wholly owned subsidiaries own less than 5% of the outstanding Class A common stock, on an as-converted basis, then each Class B common share will automatically convert into one Class A common share. Each Class B common share transferred to any party other than Clear Channel or its wholly owned subsidiary will automatically convert into one Class A common share.

        Hispanic Broadcasting.    Each Class A common share held by Clear Channel or a Clear Channel affiliate is convertible at any time into one Class B common share. Additionally, each Class B common share is convertible at any time into one Class A common share. However, each Class B common share sold or otherwise transferred to a person or entity other Clear Channel or its affiliates automatically converts into one Class A common share.

Redemption Rights

        Univision.    Univision can redeem any of its shares to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by Univision or any of its subsidiaries if the license or franchise requires stockholders to meet certain qualifications. See the section entitled "Provisions of Univision's Certificate of Incorporation and Bylaws Relating to Foreign Ownership of Common Stock."

        Hispanic Broadcasting.    Hispanic Broadcasting's certificate of incorporation does not authorize the redemption of common shares, either for regulatory purposes or otherwise.

Number and Election of Directors

        Univision.    Univision's bylaws permit between eight and 11 directors, with the number currently fixed at eight, including six Class A/P directors, one Class T director and one Class V director. Class A common stockholders vote in the election of the Class A/P directors, and, if Univision issues the Class B common stock, Class B common stockholders will not vote in director elections. Univision intends to increase the size of its board of directors to ten after completion of the merger.

        Hispanic Broadcasting.    Hispanic Broadcasting's bylaws permit between three and 15 directors, with the exact number to be determined by a resolution of a majority of the board or by the holders of a majority of the company's outstanding voting stock. Hispanic Broadcasting's board currently consists of five members.

Filling Vacancies on the Board of Directors

        Univision.    Vacancies in the office of a Class A/P director may be filled by the holders of Class A and Class P common shares, voting together as a separate class, a majority of the remaining A/P directors, or the sole remaining A/P director.

        Hispanic Broadcasting.    Any vacancy on the company's board may be filled by a majority of the remaining directors or the holders of Hispanic Broadcasting's outstanding voting stock.

Amendments to Certificate of Incorporation

        Univision.    Univision's certificate of incorporation may be amended in the manner allowed under Delaware law. The certificate of incorporation states that no amendment may affect the rights of holders of Class T or V common stock (and, if Univision issues the Class B common stock, the Class B common stock) differently than Univision's other classes of common stock without the affirmative vote or consent of the majority of the outstanding shares of Class T or V common stock (and, if Univision issues the Class B common stock, the Class B common stock), as the case may be.

        Hispanic Broadcasting.    Hispanic Broadcasting's certificate of incorporation may be amended in the manner prescribed by statute.

Amendments to Bylaws

        Univision.    The Univision board of directors or stockholders may adopt or amend Univision's bylaws at any time. However, Univision's certificate of incorporation and bylaws require the following:

  •
  certain sections of the bylaws may not be amended by the stockholders without the approval of the holders of a majority of the outstanding Class T common stock voting as a separate class and the approval of the holders of a majority of the outstanding Class V common stock voting as a separate class, so long as a specified minimum number of shares of each such class remain outstanding, and so long as the holders of a majority of each such class have not elected to terminate such consent right;

  •
  certain sections of the bylaws may not be amended without the approvals of the Class T and Class V directors; and

  •
  the bylaws may not be amended by the board in a manner that adversely affects the rights accorded to Class T and Class V common stockholders differently from the other classes of Univision common stock without the consent of the Class T director or the Class V director, as the case may be, so long as a specified minimum number of shares of each such class remain outstanding, and so long as the holders of a majority of each such class have not elected to terminate such consent right.

        Hispanic Broadcasting.    The Hispanic Broadcasting bylaws may be amended by a majority of the board, or by the majority of the voting power of all outstanding shares.

Right to Call Special Meetings of Stockholders

        Univision.    Special meetings of the stockholders may be called at any time by the board, the chairman of the board, the Class T director or Class V director, or the stockholders owning a majority of the voting power of Univision's outstanding common stock.

        Hispanic Broadcasting.    Special meetings of the stockholders may be called by the board or by a committee duly designated by the board. Special meetings may not be called by any other person or persons, unless otherwise prescribed by statute or Hispanic Broadcasting's certificate of incorporation.

LEGAL MATTERS

        The validity of the Univision common shares to be issued pursuant to the merger will be passed upon for Univision by O'Melveny & Myers LLP, counsel to Univision. Attorneys at O'Melveny & Myers LLP participating in the preparation of this prospectus own 25,768 shares of Univision Class A common stock.

        Vinson & Elkins L.L.P., counsel to Hispanic Broadcasting, will render an opinion that the merger, or the Restructured Merger, if it occurs, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

        In the event of the Restructured Merger only, O'Melveny & Myers LLP, counsel to Univision, will render an opinion that the Restructured Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

EXPERTS

        The consolidated financial statements and schedule of Univision and its subsidiaries as of December 31, 2000 and 2001 and for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001 included in its annual report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference were audited by Arthur Andersen LLP. After reasonable efforts, Univision has not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference into this registration statement of its audit report included in such annual report. Accordingly, Arthur Andersen LLP will not be liable to investors under Section 11(a) of the Securities Act because it has not consented to being named as an expert in this registration statement. Therefore, such lack of consent may limit the recovery by investors from Arthur Andersen LLP.

        The consolidated financial statements and schedule of Hispanic Broadcasting and its subsidiaries as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 included in its annual report on Form 10-K for the year ended December 31, 2001 have been incorporated by reference in reliance upon the report dated February 8, 2002 (except for Note 2 which is as of April 1, 2002) of KPMG LLP, independent auditors, which is incorporated by reference, and upon that firm as experts in accounting and auditing.

        The consolidated financial statements and schedule of Entravision Communications Corporation and its subsidiaries as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 included in Univision Communications Inc.'s annual report on Form 10-K for the year ended December 31, 2001 have been incorporated by reference in reliance upon the report dated February 8, 2002 of McGladrey & Pullen, LLP, independent auditors, which is incorporated by reference, and upon that firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

        In order for a stockholder proposal to be included in the Univision's Proxy Statement for the 2003 annual meeting of stockholders, such proposal must be submitted in writing and must be received at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067, Attention: Corporate Secretary, no later than the close of business on December 9, 2002.

        In the event that the merger is not completed and the Hispanic Broadcasting 2003 annual meeting of stockholders is held, in order for a stockholder proposal to be included in the Hispanic Broadcasting's Proxy Statement for the 2003 annual meeting of stockholders, such proposal must be submitted in writing and must be received at 3102 Oak Lawn, Suite 215, Dallas, Texas 75219, Attention: Corporate Secretary, no later than the close of business on December 31, 2002.

        In addition to the requirements for inclusion in Hispanic Broadcasting's Proxy Statement for the 2003 annual meeting of stockholders, Hispanic Broadcasting's bylaws provide a procedure for stockholder proposals and stockholder nominations for election of directors. That procedure provides that any stockholder intending to present a proposal or nomination for election of one or more directors at an Hispanic Broadcasting annual meeting must deliver a written notice to Hispanic Broadcasting's Corporate Secretary at Hispanic Broadcasting's principal executive offices not less than 60 days nor more than 120 days before the date of such annual meeting; provided, however, that in the event that the first public disclosure (whether by mailing of a notice to stockholders or to an exchange on which Hispanic Broadcasting common stock is listed or to the New York Stock Exchange, by press release or otherwise) of the date of the annual meeting is made less than 65 days prior to the date of the meeting, notice by the stockholder will be timely received not later than the close of business on the tenth day following the day on which such public disclosure was first made.

        Any such notice from a stockholder to Hispanic Broadcasting's Corporate Secretary must contain (i) the name and address of that stockholder as they appear on Hispanic Broadcasting's books (and, if the nomination or proposal in question is made on behalf of a beneficial owner of Hispanic Broadcasting common stock, the name and address of that beneficial owner), (ii) the number of shares of each class of Hispanic Broadcasting stock beneficially owned by that stockholder and (iii) such other information relating to the stockholder or the nomination required to be disclosed under the rules of the Securities and Exchange Commission. If the stockholder's notice to Hispanic Broadcasting's Corporate Secretary proposes to nominate one or more individuals for election or re-election as a director, that notice must also include for each such individual all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including that individual's written consent to being named in the proxy statement as a nominee and to serve as a director if elected). If the stockholder's notice to the Corporate Secretary proposes to bring other business before the annual meeting, that notice must include a reasonably detailed description of (i) that business, (ii) the reasons for conducting that business at the annual meeting, and (iii) any material interest of the stockholder in that business (and by the beneficial owner, if any, on whose behalf the proposal is made). If a stockholder proposal or nomination is not made in accordance with the procedure set forth above, the Chairman of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that the proposed business or nomination was not properly brought before the annual meeting in accordance with the procedures set forth in the Bylaws and direct that the business not be transacted or that the defective nomination be disregarded.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Univision's certificate of incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, its directors are not liable to Univision or its stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, liability of a director may not be limited (a) for any breach of the director's duty of loyalty to Univision or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (d) for any transaction from which the director derives an improper personal benefit. The effect of these provisions of Univision's certificate of incorporation is to eliminate the rights of Univision and its stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (a) through (d) above. This provision does not limit or eliminate Univision's rights or the rights of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care.

        In Univision's certificate of incorporation, Univision has also agreed to indemnify its directors, officers, employees and agents to the maximum extent provided by applicable law against all costs, liabilities and other losses actually and reasonably incurred or suffered by them arising out of their capacity as a director, officer, employee or agent of Univision or any other corporation for which Univision requests them to serve as a director, officer, employee or agent. Univision's directors, officers, employees and agents are also entitled to an advance of expenses to the maximum extent authorized or permitted by law in advance of the final disposition of any proceeding, subject to, to the extent required by applicable law, the receipt of an undertaking to repay the advancement if the person is ultimately determined not to be entitled to be indemnified.

        Any repeal or limitation of Univision's ability to provide indemnification as described above may not diminish any of their indemnification rights with respect to actions, suits or proceedings relating to transactions or facts occurring before the modification or repeal.

        Univision maintains insurance policies for its directors and officers against certain liabilities arising out of their capacity as a director or officer of Univision. In addition, Univision has entered into an indemnification agreement with each of its officers and directors with respect to losses arising out of their capacity as director or officer, and it is anticipated that similar agreements may be entered into, from time to time, with its future directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        Exhibits identified in parentheses below are on file with the Commission and are incorporated herein by reference to such previous filings. All other exhibits are provided as part of this electronic transmission.

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization, dated June 11, 2002, by and among Univision Communications Inc., Hispanic Broadcasting Corporation, and Univision Acquisition Corporation (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement)

5.1		Opinion of O'Melveny & Myers LLP regarding the legality of the Univision common shares registered hereunder
8.1		Opinion of Vinson & Elkins L.L.P. regarding certain tax matters
8.2		Opinion of O'Melveny & Myers LLP regarding certain tax matters
10.1	**
Registration Rights Agreement among Univision Communications Inc., Clear Channel Communications Inc., McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, and U.S. Bank as Trustee of the David T. Tichenor Trust
(10.2)
Univision Stockholder Support Agreement, dated June 11, 2002, by and among Univision Communications Inc., Hispanic Broadcasting Corporation, and A. Jerrold Perenchio (incorporated herein by reference to Exhibit 2.2 to Univision's Current Report on Form 8-K filed on June 13, 2002)
(10.3)
Hispanic Broadcasting Stockholder Support Agreement, dated June 11, 2002, by and among Univision Communications Inc., Univision Acquisition Corporation, Clear Channel Communications Inc., McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, and Jean T. Tichenor (incorporated herein by reference to Exhibit 2.3 to Univision's Current Report on Form 8-K filed on June 13, 2002)
10.4	**	Voting Agreement, dated June 11, 2002, by and among A. Jerrold Perenchio and McHenry Tichenor, Jr.
10.5	**	Employment Agreement, dated June 11, 2002, by and among Univision Communications Inc. and McHenry Tichenor, Jr.
23.1	*	Consent of Arthur Andersen LLP (consent of independent public accountants)
23.2		Consent of KPMG LLP (consent of independent public accountants)
23.3		Consent of McGladrey & Pullen, LLP (consent of independent public accountants)
23.4		Consent of O'Melveny & Myers LLP (included in 5.1)
23.5		Consent of Vinson & Elkins L.L.P. (included in 8.1)
23.6		Consent of O'Melveny & Myers LLP (included in 8.2)
24.1	***	Univision Powers of Attorney
99.1		Form of Univision Communications Inc. Proxy Card
99.2		Form of Hispanic Broadcasting Corporation Proxy Card
99.3	**	Consent of UBS Warburg
99.4	**	Consent of Credit Suisse First Boston Corporation

*
Omitted pursuant to Rule 437a.

**
Previously filed as an exhibit to the Registrant's registration statement on Form S-4 (File No. 333-99037) filed with the Commission on August 30, 2002.

***
Previously included on the signature page to the Registrant's registration statement on Form S-4 (File No. 333-99037) filed with the Commission on August 30, 2002.

ITEM 22. UNDERTAKINGS.

        (a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)  The undersigned registrant hereby undertakes as follows:

          (1)  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

          (2)  that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)  The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (f)    The undersigned registrant hereby undertakes:

          (1)  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by

  Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Univision Communications Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on November 4, 2002.

UNIVISION COMMUNICATIONS INC.
By:	/s/ ROBERT V. CAHILL
Robert V. Cahill Vice Chairman and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on November 4, 2002.

Signature	Title

* A. Jerrold Perenchio	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
* George W. Blank	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Emilio Azcarraga	Director
* Harold Gaba	Director
* Alan Horn	Director
* John G. Perenchio	Director
* Alejandro Rivera	Director

* Ray Rodriguez	Director
Juan Villalonga	Director
*By:	/s/ ROBERT V. CAHILL Robert V. Cahill Attorney-in-fact

EXHIBIT INDEX

        Exhibits identified in parentheses below are on file with the Commission and are incorporated herein by reference to such previous filings. All other exhibits are provided as part of this electronic transmission.

Exhibit Number		Description
2.1		Agreement and Plan of Reorganization, dated June 11, 2002, by and among Univision Communications Inc., Hispanic Broadcasting Corporation, and Univision Acquisition Corporation (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement)
5.1		Opinion of O'Melveny & Myers LLP regarding the legality of the Univision common shares registered hereunder
8.1		Opinion of Vinson & Elkins L.L.P. regarding certain tax matters
8.2		Opinion of O'Melveny & Myers LLP regarding certain tax matters
10.1	**
Registration Rights Agreement among Univision Communications Inc., Clear Channel Communications Inc., McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, and U.S. Bank as Trustee of the David T. Tichenor Trust
(10.2)
Univision Stockholder Support Agreement, dated June 11, 2002, by and among Univision Communications Inc., Hispanic Broadcasting Corporation, and A. Jerrold Perenchio (incorporated herein by reference to Exhibit 2.2 to Univision's Current Report on Form 8-K filed on June 13, 2002)
(10.3)
Hispanic Broadcasting Stockholder Support Agreement, dated June 11, 2002, by and among Univision Communications Inc., Univision Acquisition Corporation, Clear Channel Communications Inc., McHenry Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, and Jean T. Tichenor (incorporated herein by reference to Exhibit 2.3 to Univision's Current Report on Form 8-K filed on June 13, 2002)
10.4	**	Voting Agreement, dated June 11, 2002, by and among A. Jerrold Perenchio and McHenry Tichenor, Jr.
10.5	**	Employment Agreement, dated June 11, 2002, by and among Univision Communications Inc. and McHenry Tichenor, Jr.
23.1	*	Consent of Arthur Andersen LLP (consent of independent public accountants)
23.2		Consent of KPMG LLP (consent of independent public accountants)
23.3		Consent of McGladrey & Pullen, LLP (consent of independent public accountants)
23.4		Consent of O'Melveny & Myers LLP (included in 5.1)
23.5		Consent of Vinson & Elkins L.L.P. (included in 8.1)
23.6		Consent of O'Melveny & Myers LLP (included in 8.2)
24.1	***	Univision Powers of Attorney
99.1		Form of Univision Communications Inc. Proxy Card
99.2		Form of Hispanic Broadcasting Corporation Proxy Card
99.3	**	Consent of UBS Warburg
99.4	**	Consent of Credit Suisse First Boston Corporation

*
Omitted pursuant to Rule 437a.

**
Previously filed as an exhibit to the Registrant's registration statement on Form S-4 (File No. 333-99037) filed with the Commission on August 30, 2002.

***
Previously included on the signature page to the Registrant's registration statement on Form S-4 (File No. 333-99037) filed with the Commission on August 30, 2002.

AGREEMENT AND
PLAN OF REORGANIZATION

by and among

UNIVISION COMMUNICATIONS INC.,

UNIVISION ACQUISITION CORPORATION

and

HISPANIC BROADCASTING CORPORATION

dated as of June 11, 2002

ARTICLE I THE MERGER
1.1	The Merger	A-1
1.2	Effective Time	A-1
1.3	Closing of the Merger	A-1
1.4	Effects of the Merger	A-2
1.5	Certificate of Incorporation and By-laws	A-2
1.6	Directors	A-2
1.7	Officers	A-2
1.8	Conversion of Shares	A-2
1.9	Exchange Procedure	A-3
1.10	Dividends, Fractional Shares, Etc	A-3
1.11	Exchange Ratio Adjustments	A-4
1.12	Restructure of Transaction	A-5
ARTICLE II REPRESENTATIONS AND WARRANTIES OF HBC
2.1	Existence; Good Standing; Corporate Authority	A-5
2.2	Authorization, Validity and Effect of Agreements	A-6
2.3	Capitalization	A-6
2.4	Subsidiaries	A-6
2.5	Other Interests	A-7
2.6	No Conflict; Required Filings and Consents	A-7
2.7	Compliance	A-8
2.8	SEC Documents	A-8
2.9	Litigation	A-9
2.10	Absence of Certain Changes	A-9
2.11	Taxes	A-9
2.12	Employee Benefit Plans	A-10
2.13	Labor Matters	A-11
2.14	No Brokers	A-11
2.15	Opinion of Financial Advisor	A-11
2.16	Insurance	A-11
2.17	Properties	A-11
2.18	Environmental Laws	A-12
2.19	Takeover Statute; Section 16(b)	A-12
2.20	Airplay	A-12
2.21	FCC Matters	A-12
ARTICLE III REPRESENTATIONS AND WARRANTIES OF UNIVISION AND MERGER SUB
3.1	Existence; Good Standing; Corporate Authority	A-13
3.2	Authorization, Validity and Effect of Agreements	A-13
3.3	Capitalization	A-14
3.4	Subsidiaries	A-14
3.5	Other Interests	A-14
3.6	No Conflict; Required Filings and Consents	A-15
3.7	Compliance	A-16
3.8	SEC Documents	A-16

i

3.9	Litigation	A-17
3.10	Absence of Certain Changes	A-17
3.11	Taxes	A-17
3.12	Employee Benefit Plans	A-18
3.13	Labor Matters	A-18
3.14	No Brokers	A-18
3.15	Opinion of Financial Advisor	A-19
3.16	Insurance	A-19
3.17	Properties	A-19
3.18	Environmental Laws	A-19
3.19	Takeover Statute; Section 16	A-19
3.20	Airplay	A-19
3.21	FCC Matters	A-20
ARTICLE IV COVENANTS
4.1	Alternative Proposals	A-20
4.2	Interim Operations	A-22
4.3	Meetings of Stockholders	A-25
4.4	Filings, Other Action	A-26
4.5	Third-Party Consents	A-27
4.6	Inspection of Records	A-27
4.7	Publicity	A-28
4.8	Registration Statement	A-28
4.9	Listing Application	A-29
4.10	Further Action	A-29
4.11	Affiliate Letters	A-29
4.12	Expenses	A-29
4.13	Insurance; Indemnity	A-29
4.14	Employee Benefit Plans	A-31
4.15	Stock Option Plans	A-31
4.16	Cooperation, Notification	A-32
4.17	Post-Merger Board of Directors	A-32
4.18	Post-Merger Management	A-32
4.19	Ancillary Actions and Agreements	A-32
4.20	Non-Interference	A-32
4.21	No Additional Representations and Warranties	A-33
4.22	SAR's	A-33
4.23	Conversions to Class B Common Stock	A-33
ARTICLE V CONDITIONS
5.1	Conditions to Each Party's Obligation to Effect the Merger	A-34
5.2	Conditions to Obligation of HBC to Effect the Merger	A-34
5.3	Conditions to Obligation of Univision to Effect the Merger	A-35

ii

ARTICLE VI TERMINATION
6.1	Termination by Mutual Consent	A-36
6.2	Termination by Either Univision or HBC	A-36
6.3	Termination by HBC	A-37
6.4	Termination by Univision	A-37
6.5	Effect of Termination and Abandonment	A-38
6.6	Extension, Waiver	A-38
ARTICLE VII GENERAL PROVISIONS
7.1	Nonsurvival of Representations, Warranties and Agreements	A-39
7.2	Notices	A-39
7.3	Assignment; Binding Effect	A-39
7.4	Entire Agreement	A-39
7.5	Amendment	A-39
7.6	Governing Law	A-40
7.7	Counterparts	A-40
7.8	Headings	A-40
7.9	Interpretation	A-40
7.10	Waivers	A-40
7.11	Incorporation of Exhibits	A-40
7.12	Severability	A-40
7.13	Enforcement of Agreement	A-40
7.14	Subsidiaries	A-40
7.15	Waiver Of Jury Trial	A-40

iii

AGREEMENT AND PLAN OF REORGANIZATION

        This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement"), dated as of June 11, 2002, is by and among Univision Communications Inc., a Delaware corporation ("Univision"), Hispanic Broadcasting Corporation, a Delaware corporation ("HBC"), and Univision Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Univision ("Merger Sub").

RECITALS

        A. HBC and Univision have determined to engage in a business combination whereby Merger Sub will be merged with and into HBC, with HBC continuing as the surviving corporation of such merger and a direct wholly-owned subsidiary of Univision.

        B. The respective boards of directors of HBC, Univision and Merger Sub have approved and declared advisable this Agreement and the Merger (as defined below).

        C. To induce Univision to enter into this Agreement, certain stockholders of HBC have executed a stockholder support agreement ("HBC Stockholder Support Agreement") with Univision in the form of Exhibit A.

        D. To induce HBC to enter into this Agreement, the principal stockholder of Univision has executed a stockholder support agreement ("Univision Stockholder Support Agreement") with HBC in the form of Exhibit B.

        E. For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

ARTICLE I

THE MERGER

        1.1    The Merger.    Subject to the terms and conditions of this Agreement and subject to the provisions of Section 1.12 of this Agreement, at the Effective Time (as defined in Section 1.2 below), Merger Sub will be merged with and into HBC, in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and with the effect provided therein (collectively with the Forward Merger (as defined in Section 1.12), the "Merger"). HBC shall be the surviving corporation (the "Surviving Corporation") and shall become a wholly-owned subsidiary of Univision and the separate corporate existence of Merger Sub will cease. Notwithstanding the foregoing, in the event that the Forward Merger is necessitated pursuant to Section 1.12, at the Effective Time, HBC will be merged with and into Merger Sub, in accordance with the DGCL and with the effect provided therein. In such case, Merger Sub will be the Surviving Corporation resulting from the Merger and shall remain a wholly-owned subsidiary of Univision and the separate corporate existence of HBC will cease.

        1.2    Effective Time.    Subject to the provisions of this Agreement, the parties will cause the Merger to be consummated by filing an appropriate certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3 below). The Merger will become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

        1.3    Closing of the Merger.    The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties, which will be no later than the last business day of the month in which the conditions set forth in ARTICLE V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) are satisfied or waived (the "Closing Date"), at the offices of O'Melveny & Myers LLP, 1999 Avenue of the Stars, Los Angeles, California, unless the parties agree to another time, date or place in writing.

        1.4    Effects of the Merger.    The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of HBC and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of HBC and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

        1.5    Certificate of Incorporation and By-laws.    The certificate of incorporation and bylaws of HBC shall be amended in the Merger to read in their entirety as set forth on Exhibits C and D hereto, and, as so amended will be the certificate of incorporation and bylaws of the Surviving Corporation until respectively amended in accordance with their terms and applicable law; provided, however, that in the event that the Forward Merger is effected pursuant to Section 1.1, the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until respectively amended in accordance with their terms and applicable law, except that the certificate of incorporation of Merger Sub shall be amended to reflect a change of the name of the Surviving Corporation to "Hispanic Broadcasting Corporation."

        1.6    Directors.    The directors of Merger Sub at the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected and qualified.

        1.7    Officers.    The officers of HBC as of the Effective Time will be the initial officers of the Surviving Corporation until any such officer's successor is duly elected or appointed and qualified.

        1.8    Conversion of Shares.

        (a) Subject to Section 1.8(c), Section 1.10(c), Section 1.11 and Section 1.12, at the Effective Time and without any action on the part of the holder thereof, each issued and outstanding share of Class A Common Stock, $.001 par value of HBC ("HBC Class A Common Stock") and each issued and outstanding share of Class B Common Stock, $.001 par value of HBC ("HBC Class B Common Stock" and together with the HBC Class A Common Stock, the "HBC Stock"), will convert into the right to receive .85 of a share of Class A Common Stock, $.01 par value of Univision ("Univision Class A Stock"); provided, however, that in the event that a Forward Merger is effected pursuant to Section 1.1, (x) each issued and outstanding share of HBC Class A Common Stock will convert into the right to receive .85 of a share of Univision Class A Common Stock and (y) each issued and outstanding share of HBC Class B Common Stock will convert into the right to receive .85 of a share of Class B Common Stock, $.01 par value, of Univision (the "Univision Class B Stock" and collectively with the Univision Class A Stock, the "Univision Stock"). The amount of Univision Stock to be received for each share of HBC Stock, the "Merger Consideration" and the ratio of Univision Stock to be received for each share of HBC Stock, the "Exchange Ratio."

        (b) As a result of the Merger, each issued and outstanding share of Merger Sub Common Stock will convert into one share of HBC Class A Common Stock; provided, however, that in the event that the Forward Merger is effected pursuant to Section 1.1, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

        (c) Notwithstanding anything contained in this Section 1.8 to the contrary, each share of HBC Stock issued and held in HBC's treasury immediately before the Effective Time, and each share of HBC Stock held by Univision, Merger Sub, any other Subsidiary of Univision or any Subsidiary of HBC immediately before the Effective Time, will, by virtue of the Merger, cease to be outstanding and will be cancelled and retired without payment of any consideration therefor.

        1.9    Exchange Procedure.

        (a) Promptly following the Closing Date, Univision will deposit (or cause to be deposited) with Bank of New York (the "Exchange Agent"), for the benefit of the holders of certificates (or other evidence of ownership) representing the shares of HBC Stock issued and outstanding as of the Effective Time (collectively "HBC Certificates"), certificates (or other evidence of ownership) representing the shares of Univision Stock ("Univision Certificates") to be issued in accordance with this ARTICLE I (the "Exchange Fund").

        (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of HBC Stock immediately before the Effective Time (excluding any shares of HBC Stock cancelled pursuant to Section 1.8(c)):

          (1) a letter of transmittal (the "Letter of Transmittal") (which will specify that delivery will be effected, and risk of loss and title to the HBC Certificates will pass, only upon delivery of such HBC Certificates to the Exchange Agent and will be in such form and have such other provisions as Univision specifies), and

          (2) instructions for use in effecting the surrender of the HBC Certificates in exchange for the Merger Consideration with respect to the shares of HBC Stock formerly represented thereby.

        (c) If any portion of the Merger Consideration is to be paid to a Person other than the holder of record of HBC Stock, it will be a condition to such payment that the HBC Certificate(s) so surrendered will be properly endorsed or otherwise be in proper form for transfer (with the signature or signatures thereof guaranteed to the extent required by the Letter of Transmittal) and that the Person requesting such payment will pay to the Exchange Agent any taxes required as a result of such payment to a person other than the registered holder of such HBC Certificate(s) or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (d) Upon surrender of an HBC Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly executed, and such other documents as Univision or the Exchange Agent reasonably request, the holder of such HBC Certificate will be entitled to receive as promptly as practicable in exchange therefor a Univision Certificate representing that number of shares of Univision Stock, if any, which such holder has the right to receive pursuant to this ARTICLE I, and the HBC Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 1.9, each HBC Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of HBC Stock formerly represented thereby.

        1.10    Dividends, Fractional Shares, Etc.

        (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Univision Stock will be paid with respect to any shares of Univision Stock issuable upon surrender of an HBC Certificate, until such HBC Certificate is surrendered for exchange as provided in this Agreement. Subject to the effect of applicable laws, following surrender of any such HBC Certificate, there will be paid to the holder of the Univision Certificates issued in exchange therefor, without interest,

          (1) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Univision Stock and not paid, less the amount of any withholding taxes which may be required thereon, and

          (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before surrender and a payment date subsequent to surrender payable with respect to such whole shares of Univision Stock, less the amount of any withholding taxes which may be required thereon.

        (b) At or after the Effective Time, there will be no transfers on the stock transfer books of Surviving Corporation of the shares of HBC Stock, which were outstanding immediately before the Effective Time. If, after the Effective Time, HBC Certificates are presented to the Surviving Corporation, they will be cancelled and exchanged in accordance with the procedures set forth in this ARTICLE I. HBC Certificates surrendered for exchange by any person constituting an "affiliate" of HBC for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), will not be exchanged until Univision has received a written agreement from such person as provided in Section 4.11.

        (c) No fractional shares (and no certificates or scrip representing fractional shares) of Univision Stock will be issued pursuant to the Merger. In lieu of the issuance of any fractional share of Univision Stock pursuant to the Merger, cash adjustments will be paid to holders in respect of any fractional share of Univision Stock that would otherwise be issuable, and the amount of such cash adjustment will be equal to the product of such fractional amount and the average of the last reported sales price per share of Univision Class A Common Stock as reported on the New York Stock Exchange for the five trading days immediately before the Effective Time.

        (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Univision Stock) that remains unclaimed by the former stockholders of HBC six months after the Effective Time will be delivered to Univision. Any former stockholder of HBC who has not theretofore complied with this ARTICLE I will thereafter look only to Univision for payment of the Merger Consideration, cash in lieu of fractional shares and unpaid dividends and distributions on the Univision Stock deliverable pursuant to this Agreement, without any interest thereon. Any profit resulting from, or interest or income produced by, the Exchange Fund shall be payable to Univision upon its request.

        (e) None of Univision, HBC, the Surviving Corporation, the Exchange Agent or any other person will be liable to any former holder of shares of HBC Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

        (f) If any HBC Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such HBC Certificate to be lost, stolen or destroyed and, if required by Univision, the posting by such person of a bond in such reasonable amount as Univision may direct as indemnity against any claim that may be made against it with respect to such HBC Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed HBC Certificate the Merger Consideration, cash in lieu of fractional shares, if any, and unpaid dividends and distributions on shares of Univision Stock, if any, as provided in this Section 1.10, deliverable in respect thereof pursuant to this Agreement.

        1.11    Exchange Ratio Adjustments.

        (a) If Univision changes the number of shares of Univision Class A Common Stock or Univision Class B Common Stock (if any) issued and outstanding before the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be before the Effective Time, the Exchange Ratio shall be proportionately adjusted.

        (b) If, before the Effective Time, Univision shall consummate a merger, consolidation, share exchange or other reorganization, or any other transaction with another person pursuant to which the holders of Univision Class A Common Stock receive or become entitled to receive securities, cash or other assets or any combination thereof, each holder of HBC Stock shall be entitled to receive at the Effective Time for each share of HBC Stock, that amount of securities, cash or other assets that such holder would have received or become entitled to receive had such holder been the record holder of the number of shares of Univision Stock issuable to such holder of HBC Stock pursuant to Section 1.8(a) had the Effective Time occurred immediately before the consummation of such transaction; provided, however, that if the consideration in such merger, consolidation, share exchange or other reorganization causes the attribution of the combined entity's FCC licenses to any holder of HBC Class B Stock, such holder shall be entitled to receive non-voting securities of such combined entity or such other consideration necessary for such FCC licenses to not be attributable to such holder.

        1.12    Restructure of Transaction.    Notwithstanding anything in this Agreement to the contrary, if at any time prior to the Effective Time, the FCC (as defined below) determines that the holders of HBC Class B Common Stock will have an attributable interest in Univision under the Federal Communications Act or any of its rules or regulations at or following the Effective Time, then the Merger shall be effected pursuant to a merger of HBC with and into Merger Sub, with Merger Sub being the Surviving Corporation (the "Forward Merger"). The parties agree to take all reasonable actions, including amending this Agreement and executing any certificates, agreements or instruments necessary in order to effect the intended purposes of this Section 1.12. In addition, Univision shall have added to its conditions in Section 5.3 the receipt of a written opinion of O'Melveny & Myers LLP, special counsel to Univision, based upon the representation letters described in Section 5.2(c) and dated the Closing Date, substantially to the effect of the opinions set forth in Section 5.2(c)(3), substituting in clause (c) "Univision, HBC and Merger Sub" for "stockholders of HBC" and deleting the parenthetical clause in clause (c)(3).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF HBC

        Except as set forth in the disclosure letter delivered at or before the execution of this Agreement to Univision (the "HBC Disclosure Letter") or in the HBC Reports (as defined below)(which disclosures shall be deemed to qualify each representation and warranty, as applicable, notwithstanding any specific Section or Schedule reference or lack thereof if it is manifestly evident that it applies to such other section as well), HBC represents and warrants to Univision as follows:

        2.1    Existence; Good Standing; Corporate Authority.    HBC is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. HBC is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a material long-term adverse effect on the business, results of operations or financial condition of HBC and its Subsidiaries taken as a whole (other than as a result of (i) changes in general U.S. economic conditions or capital markets, (ii) changes generally affecting the radio, television or advertising industries, (iii) cyclical changes or other short term changes of the business, results of operations or financial condition of HBC and its Subsidiaries taken as a whole, (iv) changes attributable to the announcement or pendency of the Merger or the Transactions and (v) changes in the market price or trading volume of HBC Class A Common Stock (an "HBC Material Adverse Effect")). HBC has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of HBC's Subsidiaries (as defined in Section 7.14) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have an HBC Material Adverse Effect. The copies of HBC's Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws previously made available to Univision are true and correct.

        2.2    Authorization, Validity and Effect of Agreements.    HBC has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the adoption of this Agreement and the transactions contemplated hereby (the "Transactions") by the holders of a majority of the outstanding shares of HBC Class A Common Stock and by the holders of a majority of the outstanding shares of HBC Class B Common Stock, the consummation by HBC of the Transactions has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of HBC, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        2.3    Capitalization.    The authorized capital stock of HBC consists of 175,000,000 shares of HBC Class A Common Stock, $.001 par value, 50,000,000 shares of HBC Class B Common Stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value (the "HBC Preferred Stock"). As of May 1, 2002, there were 80,395,972 shares of HBC Class A Common Stock, 28,312,940 shares of HBC Class B Common Stock and no shares of HBC Preferred Stock issued and outstanding. Since such date,

        (a) no additional shares of capital stock of HBC have been issued, except pursuant to the terms existing on the date of this Agreement of HBC's Long-Term Incentive Plan and HBC's Employee Stock Purchase Plan (the "HBC Stock Plans") and

        (b) no options or other rights to acquire shares of HBC's capital stock have been granted (other than an aggregate of 5,761,251 options to acquire HBC Class A Common Stock granted pursuant to the terms existing on the date of this Agreement of the HBC Stock Plans). No award agreement covering options granted since 1998 permits the right to a stock appreciation right upon the change of control caused by the Merger. An example of each form of award agreement executed pursuant to the HBC Stock Plans has been delivered previously to Univision. HBC has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of HBC on any matter. All issued and outstanding shares of HBC Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than as set forth above or as listed on the HBC Disclosure Letter, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate HBC or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of HBC or any of its Subsidiaries.

        2.4    Subsidiaries.    HBC owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such HBC Subsidiary) of each of HBC's Subsidiaries, free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. Each of the outstanding shares of capital stock of each of HBC's corporate Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, each of the outstanding partnership interests of each HBC Subsidiary that is a partnership has been duly authorized by such partnership and each of the outstanding limited liability company interests of each HBC Subsidiary that is a limited liability company has been duly authorized by such limited liability company. The following information for each Subsidiary of HBC has been previously provided to Univision, if requested and if applicable:

        (a) its name and jurisdiction of incorporation or organization;

        (b) authorized capital stock or share capital; and

        (c) the number of issued and outstanding shares of capital stock, share capital, partnership interests or limited liability company interests.

        2.5    Other Interests.    Except for interests in HBC Subsidiaries, neither HBC nor any HBC Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, limited liability company, joint venture, business trust or other entity.

        2.6    No Conflict; Required Filings and Consents.

        (a) The execution and delivery of this Agreement by HBC do not, and the consummation by HBC of the Transactions will not,

          (1) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of

            (i) HBC or

            (ii) any HBC Subsidiary,

          (2) subject to making the filings and obtaining the approvals identified in Section 2.6(b) of this Agreement, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to HBC or any HBC Subsidiary or by which any property or asset of HBC or any HBC Subsidiary is bound or affected, or

          (3) subject to making the filings and obtaining the approvals identified in Section 2.6(b) of this Agreement, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of HBC or any HBC Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (collectively, a "Contract") to which HBC or any HBC Subsidiary is a party or by which HBC or any HBC Subsidiary or any property or asset of HBC or any HBC Subsidiary is bound or affected, except, in the case of clauses (1)(ii), (2) and (3), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent HBC from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have an HBC Material Adverse Effect.

        (b) The execution and delivery of this Agreement by HBC do not, and the consummation by HBC of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity") or self-regulatory organization, except

          (1) for:

            (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws") and state takeover laws,

            (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"),

            (iii) applicable filings with and approvals of the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended, and any regulations promulgated thereunder (the "Communications Act"),

            (iv) filing of the Certificate of Merger as required by the DGCL,

            (v) applicable requirements, if any, of the Code and state, local and foreign tax laws, and

            (vi) applicable requirements, if any, of the New York Stock Exchange, Inc., or

          (2) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent HBC from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have an HBC Material Adverse Effect.

        2.7    Compliance.    HBC and each HBC Subsidiary is in compliance with

        (a) all laws, rules, regulations, orders, judgments and decrees applicable to HBC or any HBC Subsidiary or by which any property or asset of HBC or any HBC Subsidiary is bound or affected, and

        (b) all Contracts to which HBC or any HBC Subsidiary is a party or by which HBC or any HBC Subsidiary or any property or asset of HBC or any HBC Subsidiary is bound or affected,

in each case except where failure to comply would not, individually or in the aggregate, have an HBC Material Adverse Effect. HBC and the HBC Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such item or to take any such action would not have, individually or in the aggregate, an HBC Material Adverse Effect. HBC and the HBC Subsidiaries that are FCC licensees are financially qualified, and to the Knowledge (as defined in Section 7.9) of HBC, are otherwise qualified to be FCC licensees. HBC is not aware of any facts or circumstances with respect to its or any HBC Subsidiary's assets, operations or FCC licenses that might prevent or delay any necessary FCC approval of the Transactions, other than the need to obtain waivers from the FCC of its multiple ownership rules.

        2.8    SEC Documents.

        (a) HBC has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since December 31, 1999 (collectively, the "HBC Reports"). As of their respective dates, the HBC Reports and any such reports, forms and other documents filed by HBC with the SEC after the date of this Agreement

          (1) complied, or will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and

          (2) did not, or will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

The representation in clause (2) of the preceding sentence shall not apply to any misstatement or omission in any HBC Report filed before the date of this Agreement which was superseded by a subsequent HBC Report filed before the date of this Agreement. No HBC Subsidiary is required to file any report, form or other document with the SEC.

        (b) Each of the consolidated balance sheets of HBC included in or incorporated by reference into any HBC Reports (including the related notes and schedules) fairly presents the consolidated financial position of HBC and the HBC Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of HBC included in or incorporated by reference into any HBC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of HBC and the HBC Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Neither HBC nor any HBC Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of HBC or in the notes thereto, prepared in accordance with United States generally accepted accounting principles consistently applied, except for

          (1) liabilities or obligations that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of HBC as of December 31, 2001;

          (2) liabilities or obligations arising in the ordinary course of business since December 31, 2001; and

          (3) liabilities or obligations that would not, individually or in the aggregate, have an HBC Material Adverse Effect.

        2.9    Litigation.    There are no actions, suits, arbitration proceedings or other proceedings pending against HBC or any HBC Subsidiary or, to the Knowledge of HBC, threatened against HBC or any HBC Subsidiary, at law or in equity, or before or by any federal, state or municipal court, commission, board, bureau, agency or instrumentality, that could reasonably be expected to have an HBC Material Adverse Effect. Neither HBC nor any HBC Subsidiary is subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter, consent decree or other order of any federal, state or municipal court, commission, board, agency or instrumentality that could reasonably be expected to have an HBC Material Adverse Effect.

        2.10    Absence of Certain Changes.    Except as specifically contemplated by this Agreement, since December 31, 2001, there has not been

        (a) any HBC Material Adverse Effect or any circumstance or event that could reasonably be expected to have an HBC Material Adverse Effect; or

        (b) any circumstance or event that would have been prohibited by Section 4.2(a) if the terms of such section had been in effect as of such date.

        2.11    Taxes.

        (a) Each of HBC and the HBC Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all material respects. HBC and each HBC Subsidiary has paid (or HBC has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the HBC Reports reflect an adequate reserve for all taxes payable by HBC and the HBC Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and no liabilities for taxes have been incurred by HBC or any HBC Subsidiary subsequent to such date other than in the ordinary course of its business. No deficiencies for any material amount of taxes have been proposed, asserted or assessed against HBC or any HBC Subsidiary. No requests for waivers of the time to assess any taxes against HBC or any HBC Subsidiary have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the HBC Reports.

        (b) Neither HBC nor any HBC Subsidiary has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of by Section 368(a) of the Code.

        (c) Except as previously disclosed to Univision, neither HBC nor any HBC Subsidiary has entered into any compensatory agreement, plan or arrangement covering any person as to which payment or vesting thereunder (including any payment or vesting as a result of the Merger) could result in a nondeductible expense by reason of Section 280G of the Code.

        (d) Neither HBC nor any HBC Subsidiary is liable for the taxes of any person (other than another current member of the HBC consolidated group), including, without limitation, as a result of the application of Treasury Regulations Section 1.1502-6, any analogous provision of state, local or foreign law, or as a result of any contractual arrangement with any third party or with any taxing authority.

        (e) Neither HBC nor any HBC Subsidiary constitutes either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii)  that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

        (f) As used in this Agreement, unless the context requires otherwise, "taxes" shall include all Federal, state, local and foreign income, franchise, property, sales, use, excise or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

        2.12    Employee Benefit Plans.

        (a) Section 2.12 of the HBC Disclosure Letter provides a complete and accurate description of each of the following that is sponsored, maintained or contributed to by HBC or any HBC Subsidiary for the benefit of its employees, or has been so sponsored, maintained or contributed to within six years prior to the Effective Time for the benefit of such individuals: each "employee benefit plan," as such term is defined in section 3(3) of ERISA, (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), and each personnel policy, stock option plan, stock purchase plan, stock appreciation rights plan, phantom stock plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding (collectively, "HBC Employee Benefit Plans");

        (b) True, correct and complete copies of each of the HBC Employee Benefit Plans have been furnished to Univision. The execution of this Agreement, and performance of the Transactions, will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee;

        (c) Except as would not have an HBC Material Adverse Effect, all HBC Employee Benefit Plans are in compliance with all applicable requirements of law, including ERISA and the Code;

        (d) Except as would not have an HBC Material Adverse Effect, neither HBC nor any HBC Subsidiary or any trade or business (whether or not incorporated) that is or was a member of a group of which HBC is a member and which is or was under common control with HBC within the meaning of Section 414(b), (c) or (m) of the Code ("HBC ERISA Affiliate") maintains or contributes to (or has maintained or contributed to in the last six years) any employee benefit plan subject to Title IV of ERISA, and there are no outstanding claims, or to the Knowledge of HBC, any threatened claims, with respect to any benefits under the employee benefit plans (other than routine claims for benefits); and

        (e) Except as required under Section 4980B of the Code, neither HBC, nor any HBC Subsidiary or HBC ERISA Affiliate has any obligation to provide health benefits to any employee following termination of employment.

        2.13    Labor Matters.    There are no labor or collective bargaining agreements that pertain to HBC or any HBC Subsidiary, either pending or being negotiated. HBC and the HBC Subsidiaries have not agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of HBC or any HBC Subsidiary. To the Knowledge of HBC, there is no union organizing effort pending or threatened against HBC or any HBC Subsidiary. There is no labor strike, labor dispute, work slowdown, stoppage or lockout actually pending, or to the Knowledge of HBC, threatened against or affecting HBC or any HBC Subsidiary, except as would not, individually or in the aggregate, have an HBC Material Adverse Effect. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of HBC, threatened against HBC or any HBC Subsidiary relating to its business, except for any such proceeding, which would not have an HBC Material Adverse Effect.

        2.14    No Brokers.    HBC has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of HBC or Univision to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions, except that HBC has retained Credit Suisse First Boston as its financial advisor, the arrangements with which have been disclosed in writing to Univision before the date of this Agreement. Other than the foregoing arrangements, HBC is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

        2.15    Opinion of Financial Advisor.    HBC has received the opinion of Credit Suisse First Boston to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the holders of HBC Class A Common Stock from a financial point of view, a copy of which has been provided to Univision. HBC has been authorized by Credit Suisse First Boston to include such opinion in its entirety in the Proxy Statement/Prospectus.

        2.16    Insurance.    HBC and the HBC Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such character as is usually maintained by reasonably prudent managers of companies engaged in the same or a similar business and of similar size.

        2.17    Properties.    HBC and each HBC Subsidiary has good and marketable title, free and clear of all liens, claims, encumbrances and restrictions (except liens, claims, encumbrances or restrictions arising under any existing bank agreements as described in the HBC Reports and liens for taxes not yet due and payable), to all property and assets described in the HBC Reports as being owned by it, except such as would not have an HBC Material Adverse Effect. All leases to which HBC or any HBC Subsidiary is a party are valid and binding and no default has occurred or is continuing thereunder, which would result in an HBC Material Adverse Effect. HBC and the HBC Subsidiaries enjoy peaceful and undisturbed possession under all such leases to which any of them is a party as lessee with such exceptions as do not materially interfere with the use made by HBC or such Subsidiary. There are no material liens on any of the assets of HBC or any HBC Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes when due.

        2.18    Environmental Laws.    Neither HBC nor any HBC Subsidiary has violated any foreign, federal, state or local law or regulation relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), except for such violations which, singly or in the aggregate, would not have an HBC Material Adverse Effect. There are no costs or liabilities associated with any capital or operating expenditures of HBC or any HBC Subsidiary required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license, consent, exemption, franchise, authorization or other approval (an "Authorization"), any related constraints on operating activities or any potential liabilities to third parties under Environmental Laws which costs, liabilities or constraints would, singly or in the aggregate, have, or could reasonably be expected to have, an HBC Material Adverse Effect.

        2.19    Takeover Statute; Section 16(b).    HBC and the members of the board of directors of HBC have granted such approvals and taken all actions necessary to ensure that this Agreement, the HBC Stockholder Support Agreement and the Transactions and the transactions contemplated thereby are exempt from the restrictions on "business combinations" (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL. The board of directors of HBC has passed the resolutions contained in Section 2.19 of the HBC Disclosure Letter with the intent to exempt the conversion of the shares of HBC Stock at the Effective Time held by the officers and directors of HBC into the right to receive shares of Univision Stock as a result of the conversion of shares in the Merger (including shares issuable upon exercise of options) from the provisions of Section 16(b) of the Exchange Act.

        2.20    Airplay.    To the Knowledge of HBC, no direct or indirect payments have been made to any past or present executive or employee of HBC or any HBC Subsidiary to influence airplay without disclosing such payment to its listeners. To the Knowledge of HBC, there has not been any governmental investigation, inquiry, disciplinary action or fine regarding any payments relating to airplay with respect to any broadcast station ("Station") directly or indirectly controlled by HBC.

        2.21    FCC Matters.    The HBC Disclosure Letter contains a true and complete list of:

        (a) all Stations (the "HBC Stations") owned or operated by HBC or any HBC Subsidiary,

        (b) all FCC licenses, permits, and authorizations (collectively, the "HBC FCC Licenses") issued to HBC or any HBC Subsidiary, and

        (c) all applications (collectively, the "HBC Pending Applications") currently before the FCC filed by or on behalf of HBC or any HBC Subsidiary.

Except for matters not reasonably expected to have an HBC Material Adverse Effect, (i) the entities identified in the HBC Disclosure Letter as being FCC licensees hold the FCC licenses and authorizations for the respective radio stations specified in the HBC Disclosure Letter; (ii) the HBC Disclosure Letter includes all FCC licenses, permits or authorizations necessary for the HBC Subsidiaries identified as licensees therein to operate the class of station, and to serve the community of license, identified in the HBC Disclosure Letter; (iii) all of the HBC FCC Licenses are in good standing and in full force and effect; (iv) each of the HBC Stations is being operated in all material respects in accordance with the HBC FCC Licenses, and the FCC's rules, regulations, and policies; (v) to the Knowledge of HBC, no HBC Station is causing interference in violation of the FCC's rules, regulations, and policies to the transmissions of any other station or communications facility, and neither HBC nor any HBC Subsidiary has received any complaints with respect thereto, and, to the Knowledge of HBC, no station or communications facility is causing interference in violation of the FCC rules, regulations, and policies to any transmissions of any HBC Station or the public's reception of such transmissions; (vi) where required by law, all antenna towers used in connection with any HBC

Station have been registered with the FCC in accordance with the FCC's rules, regulations, and policies; (vii) there is no rulemaking, investigation, or other proceeding pending, or, to the Knowledge of HBC, threatened, in any court, administrative agency, or tribunal, that might adversely affect the operation or business of any HBC Station, other than such rulemakings, investigations or proceedings that would affect the industry generally; and (viii) HBC has no Knowledge of facts that would cause the FCC to not renew any of the HBC FCC Licenses or to not grant any of the HBC Pending Applications, or to impose any nonstandard conditions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF UNIVISION and MERGER SUB

        Except as set forth in the disclosure letter delivered at or before the execution of this Agreement to HBC (the "Univision Disclosure Letter") or in the Univision Reports (as defined below) (which disclosures shall be deemed to qualify each representation and warranty, as applicable, notwithstanding any specific Section or Schedule reference or lack thereof if it is manifestly evident that it applies to such other section as well), Univision and Merger Sub each represents and warrants to HBC as follows:

        3.1    Existence; Good Standing; Corporate Authority.    Univision is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Univision is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a material long-term adverse effect on the business, results of operations or financial condition of Univision and its Subsidiaries taken as a whole (other than as a result of (i) changes in general U.S. economic conditions or capital markets, (ii) changes generally affecting the television, radio or advertising industries, (iii) cyclical changes or other short term changes of the business, results of operations or financial condition of Univision and its Subsidiaries taken as a whole, (iv) changes attributable to the announcement or pendency of the Merger or the Transactions and (v) changes in the market price or trading volume of Univision Class A Common Stock (a "Univision Material Adverse Effect")). Univision has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of Univision's Subsidiaries is a corporation, partnership or limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Univision Material Adverse Effect. The copies of Univision's and Merger Sub's Certificates of Incorporation and bylaws previously made available to HBC are true and correct.

        3.2    Authorization, Validity and Effect of Agreements.

        (a) Univision has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the amendment to the Certificate of Incorporation to create Univision Class B Common Stock pursuant to Section 4.3(a) and the approval of the issuance of Univision Stock pursuant to the terms hereof, each as contemplated hereby, by the holders of the shares of Univision capital stock representing a majority of the votes cast at the meeting of stockholders held by Univision pursuant to Section 4.3, the consummation by Univision of the Transactions has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Univision, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        (b) Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by Merger Sub of the Transactions has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        3.3    Capitalization.    The authorized capital stock of Univision consists of 492,000,000 shares of Common Stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value (the "Univision Preferred Stock"). The Univision Common Stock is divided into four classes: Class A Common Stock, of which 300,000,000 is authorized, Class P Common Stock, of which 96,000,000 is authorized, Class T Common Stock, of which 48,000,000 is authorized, and Class V Common Stock of which 48,000,000 is authorized. As of March 25, 2002, there were 153,964,437 shares of Univision Class A Common Stock, 37,462,390 shares of Class P Common Stock, 13,593,034 shares of Class T Common Stock, and 17,837,164 shares of Class V Common Stock, plus 1,017,180 shares of Univision Class A Common Stock held in Univision's treasury. Since such date, no additional shares of capital stock of Univision have been issued except pursuant to Univision's 1996 Performance Award Plan (the "Univision Stock Plan"). Univision has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Univision on any matter (other than the Class A Warrants, the Class T Warrants and the Class V Warrants described in Univision's Reports). All such issued and outstanding shares of Univision capital stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as contemplated by this Agreement or as disclosed above, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Univision or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of Univision or any of its Subsidiaries (other than under the Univision Stock Plan).

        3.4    Subsidiaries.    Univision owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Univision Subsidiary) of each of Univision's Subsidiaries and of Merger Sub, free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. Each of the outstanding shares of capital stock of each of Univision's corporate Subsidiaries and Merger Sub is duly authorized, validly issued, fully paid and nonassessable and each of the outstanding partnership interests of each Univision Subsidiary that is a partnership has been duly authorized by such partnership. The following information for each Subsidiary of Univision has been previously made available to HBC, if requested and if applicable:

        (a) its name and jurisdiction of incorporation or organization;

        (b) its authorized capital stock or share capital; and

        (c) the number of issued and outstanding shares of capital stock, share capital, partnership interests or limited liability company interests.

        3.5    Other Interests.    Except for interests in Univision Subsidiaries, neither Univision nor any Univision Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, limited liability company, joint venture, business, trust or other entity.

        3.6    No Conflict; Required Filings and Consents.

        (a) The execution and delivery of this Agreement by Univision do not, and the consummation by Univision of the Transactions will not,

          (1) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of

            (i) Univision or

            (ii) any Univision Subsidiary,

          (2) subject to making the filings and obtaining the approvals identified in Section 3.6(b) of this Agreement, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Univision or any Univision Subsidiary or by which any property or asset of Univision or any Univision Subsidiary is bound or affected, or

          (3) subject to making the filings and obtaining the approvals identified in Section 3.6(b) of this Agreement, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Univision or any Univision Subsidiary pursuant to, any Contract to which Univision or any Univision Subsidiary is a party or by which Univision or any Univision Subsidiary or any property or asset of Univision or any Univision Subsidiary is bound or affected, except, in the case of clauses (1)(ii), (2) and (3), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent Univision from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have a Univision Material Adverse Effect.

        (b) The execution and delivery of this Agreement by Univision do not, and the consummation of the Transactions by Univision will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or self-regulatory organization, except

          (1) for

            (i) applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws,

            (ii) the pre-merger notification requirements of the HSR Act,

            (iii) applicable filings with and approvals of the FCC pursuant to the Communications Act,

            (iv) filing of the Certificate of Merger as required by the DGCL,

            (v) applicable requirements, if any, of the Code and state, local and foreign tax laws, and

            (vi) applicable requirements, if any, of the New York Stock Exchange, Inc., or

          (2) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent Univision or Merger Sub from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have a Univision Material Adverse Effect.

        3.7    Compliance.    Univision and each Univision Subsidiary is in compliance with

        (a) all laws, rules, regulations, orders, judgments and decrees applicable to Univision or any Univision Subsidiary or by which any property or asset of Univision or any Univision Subsidiary is bound or affected, and

        (b) all Contracts to which Univision or any Univision Subsidiary is a party or by which Univision or any Univision Subsidiary or any property or asset of Univision or any Univision Subsidiary is bound or affected, in each case except where failure to comply would not, individually or in the aggregate, have a Univision Material Adverse Effect. Univision and the Univision Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such item or to take any such action would not have, individually or in the aggregate, a Univision Material Adverse Effect. Univision and the Univision's Subsidiaries that are FCC licensees are financially qualified, and to the Knowledge of Univision, are otherwise qualified to be FCC licensees. Univision is not aware of any facts or circumstances with respect to its or any Univision Subsidiary's assets, operations or FCC licenses that might prevent or delay any necessary FCC approval of the Transactions, other than the need to obtain waivers from the FCC of its multiple ownership rules.

        3.8    SEC Documents.

        (a) Univision has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1999 (collectively, the "Univision Reports"). As of their respective dates, the Univision Reports, and any such reports, forms and other documents filed by Univision with the SEC after the date of this Agreement

          (1) complied, or will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder; and

          (2) did not, or will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

The representation in clause (2) of the preceding sentence shall not apply to any misstatement or omission in any Univision Report filed before the date of this Agreement which was superseded by a subsequent Univision Report filed before the date of this Agreement. No Univision Subsidiary is required to file any report, form or other document with the SEC.

        (b) Each of the consolidated balance sheets included in or incorporated by reference into any Univision Reports (including the related notes and schedules) fairly presents the consolidated financial position of Univision and the Univision Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows included in or incorporated by reference into any Univision Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of Univision and the Univision Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Neither Univision nor any Univision Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Univision or in the notes thereto, prepared in accordance with United States generally accepted accounting principles consistently applied, except for

          (1) liabilities and obligations that were reserved on or reflected in (including the notes to), the consolidated balance sheet of Univision as of December 31, 2001;

          (2) liabilities or obligations arising in the ordinary course of business since December 31, 2001; and

          (3) liabilities or obligations that would not, individually or in the aggregate, have a Univision Material Adverse Effect.

        3.9    Litigation.    There are no actions, suits, arbitration proceedings or other proceedings pending against Univision or any Univision Subsidiary or, to the Knowledge of Univision, threatened against Univision or any Univision Subsidiary, at law or in equity, or before or by any federal, state or municipal court, commission, board, bureau, agency or instrumentality, that could reasonably be expected to have a Univision Material Adverse Effect. Neither Univision nor any Univision Subsidiary is subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter, consent decree or other order of any federal, state or municipal court, commission, board, agency or instrumentality that could reasonably be expected to have a Univision Material Adverse Effect.

        3.10    Absence of Certain Changes.    Except as specifically contemplated by this Agreement, since December 31, 2001, there has not been

        (a) any Univision Material Adverse Effect or any circumstance or event that could reasonably be expected to have a Univision Material Adverse Effect; or

        (b) any circumstance or event that would have been prohibited by Section 4.2(b) if the terms of such section had been in effect as of such date.

        3.11    Taxes.

        (a) Each of Univision and the Univision Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all material respects. Univision and each Univision Subsidiary has paid (or Univision has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Univision Reports reflect an adequate reserve for all taxes payable by Univision and the Univision Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and no liabilities for taxes have been incurred by Univision or any Univision Subsidiary subsequent to such date other than in the ordinary course of its business. No deficiencies for any material amount of taxes have been proposed asserted or assessed against Univision or any Univision Subsidiary. No requests for waivers of the time to assess any taxes against Univision or any Univision Subsidiary have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Univision Reports.

        (b) Neither Univision nor any Univision Subsidiary has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code.

        (c) Neither Univision nor any Univision Subsidiary is liable for the Taxes of any person (other than another current member of the Univision consolidated group), including, without limitation, as a result of the application of Treasury Regulations Section 1.1502-6, any analogous provision of state, local or foreign law, or as a result of any contractual arrangement with any third party or with any taxing authority.

        3.12    Employee Benefit Plans.

        (a) Section 3.12 of the Univision Disclosure Letter provides a complete and accurate description of each of the following that is sponsored, maintained or contributed to by Univision or any Univision Subsidiary for the benefit of its employees, or has been so sponsored, maintained or contributed to within six years prior to the Effective Time for the benefit of such individuals: each "employee benefit plan," as such term is defined in section 3(3) of ERISA, (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), and each personnel policy, stock option plan, stock purchase plan, stock appreciation rights plan, phantom stock plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding (collectively, "Univision Employee Benefit Plans");

        (b) True, correct and complete copies of each of the Univision Employee Benefit Plans have been furnished to HBC. The execution of this Agreement, and performance of the Transactions, will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee;

        (c) Except as would not have a Univision Material Adverse Effect, all Univision Employee Benefit Plans are in compliance with all applicable requirements of law, including ERISA and the Code;

        (d) Except as would not have a Univision Material Adverse Effect, neither Univision nor any Univision Subsidiary or any trade or business (whether or not incorporated) that is or was a member of a group of which Univision is a member and which is or was under common control with Univision within the meaning of Section 414(b), (c) or (m) of the Code ("Univision ERISA Affiliate") maintains or contributes to (or has maintained or contributed to in the last six years) any employee benefit plan subject to Title IV of ERISA, and there are no outstanding claims, or to the Knowledge of Univision, any threatened claims, with respect to any benefits under the employee benefit plans (other than routine claims for benefits); and

        (e) Except as required under Section 4980B of the Code, neither Univision, nor any Univision Subsidiary or Univision ERISA Affiliate has any obligation to provide health benefits to any employee following termination of employment.

        3.13    Labor Matters.    There are no labor or collective bargaining agreements that pertain to Univision or any Univision Subsidiary, either pending or being negotiated. Univision and the Univision Subsidiaries have not agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of Univision or any Univision Subsidiary. To the Knowledge of Univision, there is no union organizing effort pending or threatened against Univision or any Univision Subsidiary. There is no labor strike, labor dispute, work slowdown, stoppage or lockout actually pending, or to the Knowledge of Univision, threatened against or affecting Univision or any Univision Subsidiary, except as would not, individually or in the aggregate, have a Univision Material Adverse Effect. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Univision, threatened against Univision or any Univision Subsidiary relating to its business, except for any such proceeding that would not have a Univision Material Adverse Effect.

        3.14    No Brokers.    Univision has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of HBC or Univision to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions except that Univision has retained UBS Warburg LLC as its financial advisor, the arrangements with which have been disclosed in writing to HBC before the date of this Agreement. Other than the foregoing arrangements, Univision is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

        3.15    Opinion of Financial Advisor.    Univision has received the opinion of UBS Warburg LLC to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to Univision from a financial point of view, a copy of which has been provided to HBC.

        3.16    Insurance.    Univision and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such character as is usually maintained by reasonably prudent managers of companies engaged in the same or a similar business and of similar size.

        3.17    Properties.    Univision and each Univision Subsidiary has good and marketable title, free and clear of all liens, claims, encumbrances and restrictions (except liens, claims, encumbrances or restrictions arising under any existing bank agreements as described in the Univision's Reports and liens for taxes not yet due and payable), to all property and assets described in the Univision Reports as being owned by it, except such as would not have a Univision Material Adverse Effect. All leases to which Univision or any Univision Subsidiary is a party are valid and binding and no default has occurred or is continuing thereunder, which would result in a Univision Material Adverse Effect. Univision and the Univision Subsidiaries enjoy peaceful and undisturbed possession under all such leases to which any of them is a party as lessee with such exceptions as do not materially interfere with the use made by Univision or such Subsidiary. There are no material liens on any of the assets of Univision or any Univision Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes when due.

        3.18    Environmental Laws.    Neither Univision nor any Univision Subsidiary has violated any Environmental Laws, except for such violations that, singly or in the aggregate, would not have a Univision Material Adverse Effect. There are no costs or liabilities associated with any capital or operating expenditures of Univision or any Univision Subsidiary required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license, consent, exemption, franchise, authorization or other approval, any related constraints on operating activities or any potential liabilities to third parties under Environmental Laws which costs, liabilities or constraints would, singly or in the aggregate, have, or could reasonably be expected to have, a Univision Material Adverse Effect.

        3.19    Takeover Statute; Section 16.    Univision and the members of the board of directors of Univision have granted such approvals and taken all actions necessary to ensure that this Agreement, the Univision Stockholder Support Agreement and the Transactions and transactions contemplated thereby are exempt from the restrictions on "business combinations" (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL. The board of directors of Univision has passed the resolutions contained in Section 3.19 of the Univision Disclosure Letter with the intent to exempt the issuance of the shares of Univision Stock in connection with the Merger (including shares issuable upon exercise of options) from the provisions of Section 16(b) of the Exchange Act.

        3.20    Airplay.    To the Knowledge of Univision, no direct or indirect payments have been made to any past or present executive or employee of Univision or any Univision Subsidiary to influence airplay without disclosing such payment to its listeners. To the Knowledge of Univision, there has not been any governmental investigation, inquiry, disciplinary action or fine regarding any payments relating to airplay with respect to any Station directly or indirectly controlled by Univision.

        3.21    FCC Matters.    The Univision Disclosure Letter contains a true and complete list of:

        (a) all Stations (collectively, the "Univision Stations") owned or operated by Univision or any Univision Subsidiary,

        (b) all FCC licenses, permits, and authorizations (collectively, the "Univision FCC Licenses") issued to Univision or any Univision Subsidiary, and

        (c) all applications (collectively, the "Univision Pending Applications") currently before the FCC filed by or on behalf of Univision or any Univision Subsidiary.

        (d) Except for matters not reasonably expected to have a Univision Materially Adverse Effect, (i) the entities identified in the Univision Disclosure Letter as being FCC licensees hold the FCC licenses and authorizations for the respective television stations specified in the Univision Disclosure Letter; (ii) the Univision Disclosure Letter includes all FCC licenses, permits or authorizations necessary for the Univision Subsidiaries identified as licensees therein to operate the class of station, and to serve the community of license, identified in the Univision Disclosure Letter; (iii) all of the Univision FCC Licenses are in good standing and in full force and effect; (iv) each of the Univision Stations is being operated in all material respects in accordance with the Univision FCC Licenses, and the FCC's rules, regulations, and policies; (v) to the Knowledge of Univision, no Univision Station is causing interference in violation of the FCC's rules, regulations, and policies to the transmissions of any other station or communications facility, and neither Univision nor any Univision Subsidiary has received any complaints with respect thereto, and, to the Knowledge of Univision, no station or communications facility is causing interference in violation of the FCC rules, regulations, and policies to any transmissions of any Univision Station or the public's reception of such transmissions; (vi) where required by law, all antenna towers used in connection with any Univision Station have been registered with the FCC in accordance with the FCC's rules, regulations, and policies; (vii) there is no rulemaking, investigation, or other proceeding pending, or, to the Knowledge of Univision, threatened, in any court, administrative agency, or tribunal, that might adversely affect the operation or business of any Univision Station, other than such rulemakings, investigations or proceedings that would affect the industry generally, and (viii) Univision has no Knowledge of facts that would cause the FCC to not renew any of the Univision FCC Licenses or to not grant any of the Univision Pending Applications, or to impose any nonstandard conditions. Univision has filed or will timely file and prosecute with the FCC applications materially in accordance with applicable FCC rules for authority to construct and operate digital television ("DTV") Stations in each of the markets in which it now operates analog full-power television Stations, and Univision will use its best efforts to maximize where appropriate and reasonable the coverage of its DTV Stations and use its best efforts to protect the service areas of such DTV facilities from interference from other DTV Stations in accordance with FCC rules, regulations, and policies

ARTICLE IV

COVENANTS

        4.1    Alternative Proposals.    Before the Effective Time, HBC agrees

        (a) that neither it nor any HBC Subsidiary will, nor will it or any HBC Subsidiary, permit its respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any HBC Subsidiary, collectively its "Representatives") to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or relating to the purchase of

          (1) any assets of HBC or of any HBC Subsidiary, that produce 20% or more of the consolidated net revenues or net income of HBC and the HBC Subsidiaries or that constitute 20% or more of the consolidated assets of HBC and the HBC Subsidiaries;

          (2) shares of HBC capital stock (provided that the restriction contained in this Section 4.1(a)(2) shall not prohibit the Representatives of HBC and the HBC Subsidiaries from providing investor relations services or other similar activities consistent with past practice); or

          (3) the capital stock of one or more Subsidiaries of HBC, if such subsidiaries produce 20% or more of the consolidated net revenues or net income of HBC and the HBC Subsidiaries or own assets that constitute 20% or more of the consolidated assets of HBC and the HBC Subsidiaries,

(any such proposal or offer being referred to in this Agreement as an "Alternative Proposal") and that neither it nor any HBC Subsidiary will, nor will it or any HBC Subsidiary, permit its respective Representatives to engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal (excluding the Merger), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal (excluding the Merger); and

        (b) that it will notify Univision promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it;

provided that nothing contained in this Section 4.1 will prohibit the board of directors of HBC (or HBC's Representatives in the case of clause (2)(i) below) from:

          (1) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act; provided, however, that the board of directors of HBC shall not withdraw or modify its recommendation as to this Agreement except in accordance with Section 4.3 hereof and provided further that neither HBC nor its board of directors shall approve or recommend an Alternative Proposal except pursuant to and in accordance with Section 6.3(a) hereof; and

          (2) at any time before the adoption of this Agreement by the stockholders of HBC (the "HBC Applicable Period")

            (i) engaging in discussions or negotiations with a third party who (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with HBC or its Representatives after the date of this Agreement) seeks to initiate such discussions or negotiations, and furnishing such third party information concerning HBC and its business, properties and assets if, and only to the extent that,

              (A) HBC's board of directors determines in good faith, following consultation with and after having considered the advice of a nationally recognized firm of outside legal counsel and its financial advisors that such action could reasonably be expected to result in a Superior Proposal; and

              (B) before furnishing such information to or entering into discussions or negotiations with such person or entity, HBC (y) provides prompt, written notice to Univision to the effect that it is intending to furnish information to or enter into discussions or negotiations with such person or entity and identify such person or entity and the proposed material terms and conditions, and (z) receives from such person or entity an executed confidentiality agreement in reasonably customary form on terms not materially more favorable to such person or entity than the terms contained in the confidentiality agreement between HBC and Univision dated as of May 24, 2002 (the "Confidentiality Agreement") (except that such confidentiality agreement need not require approval or request of the HBC board of directors before the making of an offer or proposal to such board of directors); and/or

            (ii) the board of directors of HBC may terminate this Agreement pursuant to Section 6.3(a), at any time after the fifth business day following Univision's receipt of written notice from HBC that the board of directors of HBC has (x) received a Superior Proposal and (y) elected to terminate this Agreement pursuant to Section 6.3(a) (which notice must specify the material terms and conditions of such Superior Proposal and the person making the Superior Proposal); provided that (1) the conditions set forth in clauses (i)(A) and (i)(B) above have been satisfied, and (2) before or contemporaneously with such termination HBC pays the amount owed pursuant to Section 6.5(a); and provided further that after Univision's receipt of an initial notice of a Superior Proposal pursuant to this Section 4.1(b)(2)(ii), HBC shall be obligated to notify Univision of any material change in the terms of such Superior Proposal and may terminate this Agreement thereafter in accordance with the terms of this Section 4.1(b)(2)(ii), except that the five business days referred to in the second line shall be reduced to three business days for any such change.

        (c) HBC must immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons or entities previously conducted by HBC or its Representatives with respect to the foregoing.

For purposes of this Agreement, "Superior Proposal" means an Alternative Proposal, made by a third party, that the HBC board of directors, acting consistent with its fiduciary duties, determines in good faith (after consultation with its attorneys and financial advisor) (x) is reasonably capable of being consummated, taking into account all relevant legal, financial, regulatory and other aspects of the Alternative Proposal and the source of its financing, on the terms proposed, and (y) after taking into account the strategic benefits anticipated to be derived from the Merger and the long-term prospects of HBC and Univision as a combined company, if consummated, would reasonably be expected to result in a transaction more favorable to the stockholders of HBC from a financial point of view, than the Transactions.

        (d) HBC understands and agrees that any violation of the restrictions contained in this Section 4.1 by any of its Representatives shall be deemed to be a breach hereof by HBC.

        4.2    Interim Operations.

        (a) Before the Effective Time, except as set forth in the HBC Disclosure Letter or as contemplated or permitted by any other provision of this Agreement, unless Univision has consented in writing thereto, HBC:

          (1) must, and must cause each HBC Subsidiary to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as previously conducted;

          (2) must use its reasonable efforts, and must cause each HBC Subsidiary to use its reasonable efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees (subject to customary practices with respect to employee termination) and maintain satisfactory relationships with those persons having business relationships with them;

          (3) must not amend its Certificate of Incorporation or bylaws or comparable governing instruments;

          (4) must promptly deliver to Univision true and correct copies of any report, statement or schedule filed with the SEC or FCC subsequent to the date of this Agreement;

          (5) must not, and must not permit any HBC Subsidiary to,

            (i) issue any shares of its capital stock, effect any stock split or reclassification or otherwise change its capitalization as it existed on the date of this Agreement, except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of this Agreement and disclosed pursuant to this Agreement or options issued after the date of this Agreement in accordance with the terms of this Agreement;

            (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock other than (A) if the Closing has not occurred within 12 months after the date of this Agreement, options in 2003 to acquire not more than an aggregate of 900,000 shares of HBC Class A Common Stock in customary amounts consistent with past practices and (B) options, during each 12-month period after the date hereof, to acquire 200,000 shares of HBC Class A Common Stock in the aggregate to new employees, each option under (A) and (B) to be granted pursuant to the terms existing on the date of this Agreement of HBC's Long-Term Incentive Plan; provided that the vesting of such options will not accelerate upon the change in control caused by the Merger under such plan and will vest in five equal annual installments commencing upon the first anniversary of the award date, provided that if such option is granted to an HBC non-employee director, such option will vest six months following the award date;

            (iii) grant, confer or award any bonuses or other forms of cash incentives to any officer, director or employee except consistent with past practice or grant or confer any awards except under clause (ii) above;

            (iv) increase any compensation under any employment agreement with any of its officers, directors or employees, except for normal increases consistent with past practice or pursuant to the terms of any existing employment agreement or amend any such agreement, except for amendments consistent with past practice;

            (v) grant any severance or termination pay to, or enter into any new employment or severance agreement with, any present or future officer, employee or director, other than (A) consistent with past practices, and (B) severance agreements with current employees with existing employment agreements and corporate office employees as previously disclosed to Univision by HBC, provided that no severance payment may exceed one year of the recipient's annual compensation;

            (vi) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect; or

            (vii) amend any existing stock option in a manner that would be adverse to HBC; provided that HBC may amend options held by its non-employee directors so that such options may be exercisable for a period of three years following the Closing Date;

          (6) must not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests, or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any HBC Subsidiary, or make any commitment for any such action;

          (7) must not, and must not permit any HBC Subsidiary to, sell, lease or otherwise dispose of any of its assets (including all, but not less than all of the capital stock of one or more HBC Subsidiary) for an amount not to exceed $30 million individually or $50 million in the aggregate, provided that any Univision consent required to take such action may not be unreasonably withheld, and provided further that HBC may, and may permit any HBC Subsidiary to, effect dispositions pursuant to like kind exchanges disclosed on the HBC Disclosure Letter;

          (8) must not, and must not permit any HBC Subsidiary to, acquire any business or assets or make investments (other than investments in cash and cash equivalents for cash management purposes), provided that HBC may acquire one or more radio stations (assets or stock) for an amount not to exceed $100 million individually or $400 million in the aggregate (including indebtedness), and may also consummate currently announced pending transactions and any acquisitions pursuant to like kind exchanges disclosed in HBC's Disclosure Letter;

          (9) must not, and must not permit any HBC Subsidiary to, enter into any agreement, arrangement or understanding with any "affiliate" (each such person, an "Affiliate") of HBC within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or holder of more than 5% of either HBC's Class A Common Stock or HBC's Class B Common Stock, except in the ordinary course of business for an amount not to exceed $25 million in the aggregate;

          (10) must not, and must not permit any HBC Subsidiary to, incur any indebtedness for borrowed money in an aggregate amount exceeding $400 million, or make any loans, advances or capital contributions to, or investments (other than non-controlling investments in the ordinary course of business consistent with past practice) in, any other person other than a wholly owned HBC Subsidiary, provided that HBC may make loans in an amount not to exceed $10 million in the aggregate so long as such loans represent purchase money obligations incurred upon the sale of assets in accordance with the terms thereof or as disclosed on the HBC Disclosure Letter;

          (11) must not, and must not permit any HBC Subsidiary to, enter into any new bank credit agreement or line of credit or amend in any material respect its existing bank credit agreement or lines of credit, provided that HBC may enter into new bank credit agreements or amend its existing agreements so long as the aggregate of all of HBC's indebtedness and lines of credit do not exceed $400 million and provided that such new or amended agreements do not contain any prepayment penalty;

          (12) must not, and must not permit any HBC Subsidiary to, except as previously approved by the board of directors of HBC and identified to Univision before the date of this Agreement, or except in the ordinary course of business consistent with past practice (including, but not limited to, capital expenditures in connection with acquired businesses), authorize or make capital expenditures in excess of an aggregate of $10 million;

          (13) must not, and must not permit any HBC Subsidiary to, mortgage or otherwise encumber or subject to any lien any properties or assets, except pursuant to credit agreements;

          (14) must not, and must not permit any HBC Subsidiary to, make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by United States generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of HBC or any HBC Subsidiary consistent with past practice, or any change in its tax elections that would materially increase its tax liabilities;

          (15) must not, and must not permit any HBC Subsidiary to, enter into any program production or distribution arrangements, including without limitation joint venture arrangements obligating HBC to pay any consideration, except for those entered into in the ordinary course of business and with a term not in excess of three years; and

          (16) must not authorize, or commit or agree to take, any of the foregoing actions.

        (b) Before the Effective Time, except as set forth in Univision Disclosure Letter or as contemplated by this Agreement, unless HBC has consented in writing thereto, Univision:

          (1) must not issue any shares of its capital stock at less than fair market value;

          (2) must not amend its Certificate of Incorporation or bylaws, except as provided by Section 4.3(a);

          (3) must promptly deliver to HBC true and correct copies of any report, statement or schedule of Univision filed with the SEC or FCC subsequent to the date of this Agreement;

          (4) must not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests;

          (5) must, and must cause each Univision Subsidiary to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as previously conducted; provided that Univision may sell any Univision Subsidiary in its ordinary course of business for an amount not in excess of $500 million individually or $1 billion in the aggregate;

          (6) must use its reasonable efforts, and must cause each Univision Subsidiary to use its reasonable efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees subject to customary practices with respect to employee termination and maintain satisfactory relationships with those persons having business relationships with them;

          (7) must not, and must not permit any Univision Subsidiary to, grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock at an exercise price of less than the then current market value;

          (8) must not, and must not permit any Univision Subsidiary to, enter into any agreement, arrangement or understanding with A. Jerrold Perenchio ("Perenchio"), except in accordance with Univision's bylaws;

          (9) must not, and must not permit any Univision Subsidiary to, make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by United States generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of Univision or any Univision Subsidiary consistent with past practice, or any change in its tax elections that would materially increase its tax liabilities;

          (10) must not amend any agreements between Univision (or any Univision Subsidiary) and Grupo Televisa, S.A. (or any "33 Act Affiliate of Grupo Televisa, S.A.) or Corporacion Venezolana de Television, C.A. (or any "33 Act Affiliate of Corporacion Venezolana de Television, C.A.), in a manner that has a Univision Material Adverse Effect (and Univision will promptly notify HBC of any such amendment); and

          (11) must not authorize, or commit or agree to take, any of the foregoing actions.

        4.3    Meetings of Stockholders.    Each of Univision and HBC will take all action necessary in accordance with applicable law and its Certificate of Incorporation and bylaws to call, give notice of, convene and hold a meeting of its stockholders to consider and vote upon

        (a) in the case of Univision, an amendment to its Certificate of Incorporation to (x) authorize the appropriate number of shares of Univision Class B Common Stock as described in Exhibit F necessary to satisfy its obligations under Section 1.8 and (y) if desired by Univision, to increase the number of shares of authorized Univision Class A Common Stock, Class P Common Stock, par value $.01 per share, of Univision, Class T Common Stock, par value $.01 per share, of Univision and Class V Common Stock, par value $.01 per share, of Univision, or any of them; the approval of the issuance of the Univision Stock as contemplated by this Agreement; and an amendment to increase the shares covered by Univision's 1996 Performance Award Plan, and

        (b) in the case of HBC, the adoption of this Agreement.

Such meetings will be scheduled, based upon the parties' best estimates, to occur promptly after the date on which all regulatory approvals are expected to have been received, provided that if by such date all regulatory approvals are not received, either party may postpone its meeting to a date on which such party reasonably believes all such approvals shall have been received. The board of directors of each of Univision and HBC will recommend such approval or adoption, as the case may be, and Univision and HBC will each take all lawful action to solicit such approval or adoption, as the case may be, including, without limitation, timely mailing the Proxy Statement/Prospectus (as defined in Section 4.8). Notwithstanding the previous sentence, the board of directors of HBC may withdraw or modify its recommendation that stockholders adopt this Agreement and its finding that such adoption is advisable if the board of directors of HBC, after consultation with a nationally recognized firm of outside counsel, determines in good faith that doing so is consistent with its fiduciary duties to HBC and its stockholders under applicable law. Subject to its rights to terminate this Agreement under Section 6.3(a), the HBC board of directors shall convene, at the time described above, a meeting of the HBC stockholders to consider and vote upon the adoption of this Agreement, which obligation shall not be affected by a modification or withdrawal of its recommendation regarding the adoption of this Agreement pursuant to the preceding sentence.

        4.4    Filings, Other Action.

        (a) Subject to the terms and conditions of this Agreement, HBC and Univision will:

          (1) use all reasonable efforts to cooperate with one another in

            (i) determining which filings are required to be made before the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained before the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Transactions; and

            (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and

          (2) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the Transactions; provided that neither party will be required to make any payment to any non-governmental third party.

        (b) Univision shall use its reasonable best efforts and take all reasonable actions as are necessary to the extent required by the FCC or any Governmental Entities with regulatory jurisdiction over enforcement of any applicable antitrust laws (each, a "Government Antitrust Entity") to consummate the Merger and the other Transactions, it being understood, however, that in no event shall Univision be required to:

          (1) divest any interest in any broadcast television network, television station, or cable television network; or

          (2) take any action that could reasonably be expected to have a Univision Material Adverse Effect or an HBC Material Adverse Effect; provided that no actions required by any Government Antitrust Entity as a condition to receipt of the FCC Approval (as defined below) or the Antitrust Approval (as defined below) with respect to any radio assets, beneficial ownership of which would be attributed to Univision as a result of the Transactions, shall be deemed to be capable of constituting or resulting in a Univision Material Adverse Effect or an HBC Material Adverse Effect. For purposes of this clause, "FCC Approval" means an initial written action or order from the FCC, or the staff of the FCC acting on delegated authority, granting its consent to the transfer or assignment of the HBC FCC Licenses contemplated by this Agreement, and "Antitrust Approval" means termination of the waiting period under the HSR Act or entry into a consent decree or letter agreement with the applicable Government Antitrust Entity evidencing the resolution of any of such entity's objections or concerns regarding the Transactions.

If Univision takes any such action, nothing in this Agreement shall require Univision to take such action before the Closing Date.

        (c) Each of Univision and HBC shall:

          (1) provide promptly to the FCC or to any Government Antitrust Entity such information and documents requested by the FCC or such Government Antitrust Entity necessary to obtain its consent to the consummation of the Transactions;

          (2) file any notification and report form and related material required under the HSR Act as soon as practicable after the date hereof, and thereafter use its reasonable best efforts to certify as soon as practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act;

          (3) use reasonable best efforts to oppose and defend against any litigation or to oppose and vacate any injunction or restraining or other order that prevents or could reasonably be expected to have a material adverse effect on the ability of the parties to consummate the Transactions;

          (4) keep the other apprised of any material communication between such party and the FCC or any Government Antitrust Authority pertaining to the Transactions and promptly provide the other with copies of any such communication that is in writing; and

          (5) otherwise use reasonable best efforts to consummate the Transactions promptly.

        (d) The parties acknowledge that, subject to the foregoing, Univision shall control the process of dealing with the FCC and any Government Antitrust Entity regarding any divestiture of assets or interests or regarding opposing any litigation or order described in clause (c)(3) of this Section.

        (e) Notwithstanding any of the foregoing, no failure to obtain termination of the waiting period under the HSR Act or consent of the FCC shall be deemed to be a breach hereunder by HBC or by Univision, subject to the applicable party's obligations under this Section 4.4.

        (f) Notwithstanding any of the foregoing, failure of a party to satisfy its obligations under this Section 4.4 shall be a material breach hereunder.

        4.5    Third-Party Consents.    Each party must, and must cause its subsidiaries to, use all commercially reasonable efforts to obtain all consents required in connection with the Transactions, provided that neither party shall be required to make any payment to any non-governmental third party, and each party must promptly notify the other parties of any failure or prospective failure to obtain any such consents and, if requested by the other party, must provide such other party with copies of all material filings and correspondence in connection with, and evidence of, all consents applied for or obtained.

        4.6    Inspection of Records.    Subject to the terms and conditions of the Confidentiality Agreement, from the date of this Agreement to the Effective Time, each of HBC and Univision will, subject to any applicable rules and regulations of the FCC,

        (a) allow all Representatives of the other reasonable access at all reasonable times to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of HBC and Univision and their respective Subsidiaries, as the case may be,

        (b) furnish to the other, the other's counsel, financial advisors, auditors and other Representatives such financial and operating data and other information as such persons may reasonably request, and

        (c) instruct the employees, counsel, financial advisors and auditors of HBC or Univision, as the case may be, to cooperate with the other in the other's investigation of the business of it and its Subsidiaries, including the delivery of audit working papers.

        4.7    Publicity.    The initial press release relating to this Agreement will be a joint press release and thereafter HBC and Univision shall, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the Transactions and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

        4.8    Registration Statement.

        (a) Univision and HBC will cooperate, prepare and file with the SEC a joint proxy statement with respect to the meetings of the stockholders of HBC and of Univision in connection with the Merger (the "Proxy Statement/Prospectus"). Univision will also file a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Univision Stock issuable in connection with the Merger. Univision will use all reasonable efforts, and HBC will cooperate with Univision, to have the Form S-4 declared effective by the SEC as promptly as practicable following its filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Univision will, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Form S-4 to HBC and advise HBC of any verbal comments with respect to the Form S-4 received from the SEC. Univision will use its best efforts to obtain, before the Effective Time of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the Transactions and will pay all expenses incident thereto.

        (b) Univision agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the respective meetings of stockholders of HBC and Univision, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing will not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Univision in reliance upon and in conformity with written information concerning HBC furnished to Univision by HBC specifically for use in the Proxy Statement/Prospectus. HBC agrees that the written information concerning HBC provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of HBC and Univision, or, the case of written information concerning HBC provided by HBC for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (c) No amendment or supplement to the Proxy Statement/Prospectus, including preliminary materials filed with the SEC, will be made by Univision or HBC without the reasonable approval of the other party. Univision will advise HBC, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Univision Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

        4.9    Listing Application.    Univision will prepare and submit to the NYSE a listing application covering the shares of Univision Class A Common Stock issuable in connection with the Merger (including, if necessary, the Univision Class A Common Stock issuable upon the conversion of the Class B Common Stock issuable pursuant to the Forward Merger) and the shares of Univision Class A Common Stock issuable in connection with options to acquire HBC Class A Common Stock, and will use reasonable efforts to obtain, before the Effective Time, approval for the listing of such Univision Class A Common Stock, subject to official notice of issuance.

        4.10    Further Action.    Each party hereto will, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth in this Agreement or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger not inconsistent with this Agreement.

        4.11    Affiliate Letters.    At least 30 days before the Closing Date, HBC will deliver to Univision a list of names and addresses of those persons who were, in HBC's reasonable judgment, at the record date for its stockholders' meeting to adopt this Agreement, Affiliates of HBC. HBC must use all reasonable efforts to deliver or cause to be delivered to Univision, before the Closing Date, from each of the Affiliates of HBC identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit E. Univision will be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Univision Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Univision Stock, consistent with the terms of such Affiliate Letters.

        4.12    Expenses.    Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions will be paid by the party incurring such expenses except as expressly provided in this Agreement and except that (a) the filing fees in connection with the HSR Act filing, (b) the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC, (c) the filing fees in connection with necessary applications to the FCC in connection with the Merger and (d) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus, will be shared equally by HBC and Univision.

        4.13    Insurance; Indemnity.

        (a) From and after the Effective Time, Univision will indemnify, defend and hold harmless to the fullest extent that HBC would have been permitted under applicable law each person who is now, or has been at any time before the date of this Agreement, an officer or director of HBC (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or before the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"),

          (1) any Indemnified Party wishing to claim indemnification must promptly notify Univision thereof;

          (2) Univision must pay the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Univision, in advance of the final disposition of any such Action to the full extent permitted by applicable law, upon receipt of any undertaking required by applicable law;

          (3) Univision will cooperate in the defense of any such matter; provided that Univision will not be liable for any settlement effected without its written consent and provided, further, that Univision shall not be obligated pursuant to this Section to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action except to the extent that in the opinion of counsel for the Indemnified Parties reasonably satisfactory to Univision, two or more of such Indemnified Parties have conflicting interests in the outcome of such action;

          (4) Univision will obtain the prior written approval of the Indemnified Party before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of any third-party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnified Party or if, in the reasonable opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment could have a material adverse effect on its business, operations, assets or financial condition;

          (5) Univision will not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action; and

          (6) Univision will not be entitled to control (but will be entitled to participate at its own expense in the defense of), and the Indemnified Party will be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any third-party action (1) as to which Univision fails to assume the defense within a reasonable length of time or (2) to the extent the third-party action seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party; provided that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of Univision without the prior written consent of Univision. No Indemnified Party will be entitled to indemnity hereunder if it consents to the entry of any judgment or enters into any settlement with respect to a third party action over which it has sole control that does not include as an unconditional term thereof the giving by each claimant or plaintiff to Univision of a release from all liability in respect of such third-party action.

        (b) Univision must cause the Surviving Corporation of the Merger to keep in effect for five years following the Effective Time provisions in its Certificate of Incorporation and bylaws providing for exculpation of director liability and indemnification of the Indemnified Parties as are currently set forth in the HBC Certificate of Incorporation and bylaws, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification.

        (c) For five years after the Effective Time, Univision must cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by HBC's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided that Univision will not be required to maintain or procure such coverage to pay an annual premium in excess of one and one-half times the current annual premium paid by HBC for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Univision will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap. HBC represents and warrants that the current annual premium paid by HBC for its existing coverage is $450,000.

        (d) The provisions of this Section will survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

        (e) At Closing, Univision will execute indemnification agreements in the form attached to Univision's Reports with any HBC directors and officers who become directors or executive officers of Univision or the Surviving Corporation.

        4.14    Employee Benefit Plans.    The consummation of the Merger will not be treated as a termination of employment for purposes of any HBC Employee Benefit Plan; provided that nothing in this Agreement will prohibit Univision and its Subsidiaries from amending, terminating or otherwise modifying any HBC Employee Benefit Plan in accordance with its terms and applicable law. To the extent such periods of service would have counted under similar HBC Employee Benefit Plans, Univision and any Affiliates of Univision shall cause periods of service with HBC and its Subsidiaries to count for purposes of eligibility and vesting (but not for purposes of benefit accrual under defined benefit plans) under Univision Employee Benefit Plans that, at any time after the Effective Time, provide benefits to employees of HBC or its Subsidiaries. If any employee of HBC or its Subsidiaries participates in a Univision group health plan during the calendar year in which the Effective Time occurs, credit will be given under such Univision group health plan during such year for any deductibles or out-of-pocket amounts previously paid in such year by such employee and taken into account under the HBC group health plan. All employees and their dependents who are presently participating in HBC Employee Benefit Plans will be entitled to immediately participate in Univision Employee Benefit Plans as of the Effective Time. Notwithstanding any other provisions of this Section 4.14, Univision shall have the option of keeping one or more of the HBC Employee Benefit Plans in effect for the remainder of the plan year, rather than bringing the HBC employees under the corresponding Univision Employee Benefit Plan as of the Effective Time. In such event, all employees and their dependents who are participating in an HBC Employee Benefit Plan through the remainder of the plan year will be entitled to immediately participate in the corresponding Univision Employee Benefit Plan as of the date following their termination of participation. Any group health plan maintained by Univision in which former employees of HBC or its Subsidiaries participate in accordance with this paragraph will not limit coverage based on pre-existing conditions or waiting periods to the extent such pre-existing conditions were not taken into account or the waiting periods were satisfied under the corresponding HBC group health plan.

        4.15    Stock Option Plans.

        (a) HBC and Univision will take all such actions as may be necessary so that, at the Effective Time, in accordance with the terms of the HBC Long Term Incentive Plan, each option to purchase shares of HBC Class A Common Stock pursuant to HBC's Long-Term Incentive Plan ("HBC Stock Option") which is outstanding as of the Effective Time will be assumed by Univision and converted into an option to purchase the number of shares of Univision Class A Common Stock (rounded up to the nearest whole share) equal to the number of shares of HBC Class A Common Stock subject to such option multiplied by .85, at an exercise price per share of Univision Class A Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of HBC Class A Common Stock under such option immediately before the Effective Time divided by .85; provided that in the case of any HBC Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula will be adjusted, if necessary, to comply with Section 424(a) of the Code.

        (b) In addition, Univision may elect to offer each holder of an HBC Stock Option the right, but not the obligation, to surrender such options for a substitute Univision Stock Option issued under the terms of the Univision Stock Plan. The substituted Univision Stock Option will be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the converted HBC Stock Option immediately before the Effective Time; provided that the vesting schedule in respect of any Univision Stock Option issued in substitution for any unvested or partially unvested HBC Stock Option will provide that such Univision Stock Option shall vest in four equal annual increments beginning on the first anniversary of the date of grant of such HBC Stock Option. To the extent necessary, Univision will prepare and submit to the NYSE a listing application covering the shares of Univision Class A Common Stock issuable pursuant to such substituted Univision Stock

Options, and will use reasonable efforts to promptly obtain approval for the listing of such Univision Class A Common Stock, subject to official notice of issuance.

        (c) As soon as practicable after the Effective Time, Univision will deliver to the holders of HBC Stock Options appropriate notices setting forth such holders' rights with respect thereto. Univision will reserve a sufficient number of shares of Univision Class A Common Stock for issuance upon exercise of converted and substituted HBC Stock Options following the Merger. Univision will file (or cause to be filed) at the Effective Time and will use its best efforts to have declared effective a registration statement on Form S-8 under the Securities Act within 10 business days after the Merger registering the shares underlying the substituted Univision Stock Options or any assumed HBC Stock Options. Univision agrees that after the Closing, HBC employees will be eligible to receive Univision Stock Options that, if and when granted, will take into account the recipient's time of service and position at HBC.

        4.16    Cooperation, Notification.    Each party must

        (a) confer on a regular and frequent basis with one or more representatives of the other party to discuss, subject to applicable law, material operational matters and the general status of its ongoing operations,

        (b) promptly notify the other party of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects,

        (c) promptly advise the other party of any material inaccuracy in any of its representations or warranties or nonperformance of any of its covenants in this Agreement or of any change or event which has had or, insofar as reasonably can be foreseen, is reasonably likely to result in, in the case of HBC, an HBC Material Adverse Effect or, in the case of Univision, a Univision Material Adverse Effect and

        (d) promptly provide the other party with copies of all filings made by such party or any of its subsidiaries with any Governmental Entity in connection with this Agreement and the Transactions.

        4.17    Post-Merger Board of Directors.    Univision's board of directors will take such action as may be necessary to elect as directors of Univision, McHenry T. Tichenor, Jr. ("Tichenor") and another individual designated by HBC and reasonably acceptable to Univision's board of directors; provided that if, before the Effective Time, either designee declines or is unable to serve, the majority of the remaining members of HBC's board of directors, subject to Univision's approval not to be unreasonably withheld, will designate another person to serve in such person's stead.

        4.18    Post-Merger Management.    Immediately after the Effective Time, Univision will establish a four-member senior executive team dedicated to the integration and synergy of Univision and HBC. Unless otherwise agreed by Perenchio and Tichenor, the team will be comprised of Tichenor, Jeffrey T. Hinson, Andrew Hobson, and Ray Rodriguez. The team will be chaired by Tichenor.

        4.19    Ancillary Actions and Agreements.    On or before the Closing Date,

        (a) Univision will file with the Delaware Secretary of State an amended Certificate of Incorporation containing the terms set forth on Exhibit F, as well as increases in authorized shares, if desired by Univision, as discussed in Section 4.3(a); and

        (b) Univision will execute a Registration Rights Agreement substantially in the form attached as Exhibit G.

        4.20    Non-Interference.    Neither party will enter into any acquisition, merger, business combination or other similar agreement or take any other action that would have the effect of preventing or significantly impeding, delaying or interfering with the Merger.

        4.21    No Additional Representations and Warranties.    Each of Univision and Merger Sub, on the one hand, and HBC, on the other hand, agrees that, except for the representations and warranties made by the other party that are expressly set forth in Article II and Article III of this Agreement, as applicable, neither party has made and shall not be deemed to have made to such other party any representation or warranty of any kind. Unless otherwise expressly liable pursuant to a written agreement, no Representative or "affiliate" (each such person a "33 Act Affiliate") within the meaning of Rule 405 promulgated under the Securities Act, acting in his or its capacity as an agent of a party, shall have any liability or obligation for breaches of this Agreement or the transactions contemplated hereby, and each party hereby waives and releases all claims of any such liability and obligation, except as set forth below. Without limiting the generality of the foregoing, each party agrees that neither the other party nor any of its "33 Act Affiliates or Representatives makes or has made any representation or warranty to such party or to any of its Representatives or "33 Act Affiliates with respect to:

        (a) any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) of future financial condition (or any component thereof) of the other party or any of its Subsidiaries or the future business, operations or affairs of the other party or any of its Subsidiaries; and

        (b) any other information, statement or documents heretofore or hereafter delivered to or made available to such party or its Representatives or "33 Act Affiliates with respect to the other party or any of its Subsidiaries or the business, operations or affairs of the other party or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made by the other party and contained in Article II or Article III of this Agreement, as applicable.

Notwithstanding anything to the contrary in this Section 4.21, nothing in this Agreement shall relieve any party to this Agreement, any Representative, or any "33 Act Affiliate from any liability for statutory or common law fraud.

        4.22    SAR's.    HBC has granted certain stock options to certain individuals (the "Optionholders") which provide for a grant of stock appreciation rights upon a change in control of HBC. HBC shall use its reasonable best efforts to have each Optionholder waive its right to the stock appreciation right prior to consummation of the Transactions. In exchange for each Optionholder's waiver, Univision shall agree to pay, on behalf of each such Optionholder, any brokerage commission, up to a maximum of $.05 per share, incurred in connection with the sale of any shares of capital stock underlying the stock options made contemporaneously with such exercise.

        4.23    Conversion to Class B Common Stock.    If the Forward Merger has not been effected pursuant to the terms of this Agreement and the FCC has deemed Clear Channel Communications, Inc. ("Clear Channel") to have an attributable interest in Univision under the Federal Communications Act or any of its rules or regulations at any time after the Effective Time, upon the request of Clear Channel and the submission of a certificate or certificates representing the shares of Univision Class A Common Stock then owned by Clear Channel, Univision will promptly issue to Clear Channel in exchange therefore, a certificate or certificates representing an equivalent number of shares of Univision Class B Common Stock. In such event, Univision shall prepare and submit to the NYSE a listing application covering the Univision Class A Common Stock issuable upon the conversion of the Univision Class B Common Stock.

ARTICLE V

CONDITIONS

        5.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each party to effect the Merger will be subject to the fulfillment at or before the Closing Date of the following conditions:

        (a) This Agreement and the Transactions shall have been approved in the manner required by applicable law, by the certificate of incorporation of the corporation or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, by the appropriate holders of the issued and outstanding shares of capital stock of HBC and Univision, respectively.

        (b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

        (c) None of the parties shall be subject to any order or injunction of a court of competent jurisdiction that prohibits the consummation of the Transactions. If any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

        (d) The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the Knowledge of Univision or HBC, threatened, and all necessary approvals under state securities laws relating to the issuance of the Univision Stock to be issued to HBC stockholders in connection with the Merger shall have been received.

        (e) All orders and approvals of the FCC required in connection with the consummation of the Transactions shall have been obtained or made, without the imposition of conditions that would materially and adversely affect the ability of Surviving Corporation or Univision to own and/or operate any or all of their Stations as operated as of the date hereof, whether or not any appeal or request for reconsideration of such order is pending, or whether the time for filing any such appeal or request for reconsideration or for any sua sponte action by the FCC has expired.

        (f) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body (other than the FCC) required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business, results of operations or financial condition of Univision and HBC (and their respective Subsidiaries), taken as a whole, following the Effective Time.

        (g) The Univision Stock to be issued to holders of HBC Class A Common Stock in connection with the Merger, the shares of Univision Class A Common Stock issuable in connection with options to acquire HBC Class A Common Stock and, to the extent necessary, the shares of Univision Class A Common Stock issuable in connection with the substitute Univision Stock Options contemplated by Section 4.15(b) and the conversion of the Univision Class B Common Stock, if any, issued pursuant to Section 1.8 shall have been approved for listing on the NYSE, subject only to official notice of issuance.

        5.2    Conditions to Obligation of HBC to Effect the Merger.    The obligation of HBC to effect the Merger shall be subject to the fulfillment at or before the Closing Date of the following conditions:

        (a) Each of the representations and warranties of Univision set forth in this Agreement must be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; provided that this condition will be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or Univision Material Adverse Effect qualifier(s) contained in any and each such representation or warranty) would have a Univision Material Adverse Effect. HBC shall have received a certificate signed on behalf of Univision by two of the following executives of Univision to such effect: the Chief Executive Officer, any Vice-Chairman, any Executive Vice President and the Chief Financial Officer.

        (b) Univision must have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or before the Effective Time, and HBC must have received a certificate signed on behalf of Univision by two of the following executives of Univision to such effect: the Chief Executive Officer, any Vice-Chairman, any Executive Vice President and the Chief Financial Officer.

        (c) HBC shall have received the opinion of Vinson & Elkins L.L.P., special counsel to HBC, based upon reasonably requested representation letters from HBC, Univision and Merger Sub and dated the Closing Date, substantially to the effect that

          (1) the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code,

          (2) HBC, Univision and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and

          (3) no gain or loss will be recognized by stockholders of HBC as a result of the Merger (except to the extent that cash is received in lieu of fractional share interests).

        (d) Univision shall have executed a Registration Rights Agreement substantially in the form attached hereto as Exhibit G; which condition cannot be waived by HBC.

        (e) The Univision Stockholder Support Agreement shall have remained in full force and effect through the Effective Time and shall not have been breached by Perenchio.

        (f) Perenchio shall not have revoked or otherwise terminated the Voting Agreement executed on the date of this Agreement by Perenchio and Tichenor, and neither Univision nor Merger Sub shall have revoked or otherwise terminated the employment agreement they executed on the date of this Agreement with Tichenor.

        5.3    Conditions to Obligation of Univision to Effect the Merger.    The obligation of Univision to effect the Merger shall be subject to the fulfillment at or before the Closing Date of the following conditions:

        (a) Each of the representations and warranties of HBC set forth in this Agreement must be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; provided that this condition will be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or HBC Material Adverse Effect qualifier(s) contained in any and each such representation or warranty) would have an HBC Material Adverse Effect. Univision shall have received a certificate signed on behalf of HBC by any two of the following executives of HBC to such effect: the Chief Executive Officer, Chief Operating Officer, any Executive Vice President and the Chief Financial Officer.

        (b) HBC must have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or before the Effective Time, and Univision must have received a certificate signed on behalf of HBC by any two of the following executives of HBC to such effect: the Chief Executive Officer, the Chief Operating Officer, any Executive Vice President and the Chief Financial Officer.

        (c) After the Effective Time, no person shall have any right under any stock option plan (or any option granted thereunder) or other plan, program or arrangement to acquire any equity securities of HBC.

        (d) The HBC Stockholder Support Agreement shall have remained in full force and effect through the Effective Time and shall not have been breached by any signatory thereto.

        (e) Tichenor shall not have revoked or otherwise terminated the Voting Agreement executed on the date of this Agreement by Perenchio and Tichenor, and Tichenor shall not have revoked or otherwise terminated the employment agreement he executed with Univision and/or Merger Sub on the date of this Agreement, provided that the death or incapacity of Tichenor will not be deemed to be a failure of this condition.

        (f) HBC shall have obtained the consent or approval of each person whose consent or approval shall be required under any Contract to which HBC or any of its Subsidiaries is a party, unless failure to obtain such consent or approval would not individually or in the aggregate have an HBC Material Adverse Effect.

        (g) Each of Tichenor, Jeffrey T. Hinson and Gary Stone and each director of HBC who is an Optionholder shall have agreed to amend his or her stock option agreement to (x) eliminate any right to receive a stock appreciation right upon a change in control and (y) provide that Univision shall pay any brokerage commission, up to a maximum of $.05 per share, on behalf of such person upon any sale of the shares underlying such stock option made contemporaneously with such exercise.

ARTICLE VI

TERMINATION

        6.1    Termination by Mutual Consent.    This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, before or after the adoption of this Agreement by the stockholders of Merger Sub or HBC or the approval of the stockholders of Univision contemplated hereby, by the mutual consent of Univision and HBC.

        6.2    Termination by Either Univision or HBC.    This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of either Univision or HBC, before or after the adoption of this Agreement by the stockholders of Merger Sub or HBC or the approval of the stockholders of Univision contemplated hereby, if

        (a) the Merger shall not have been consummated by September 30, 2003; provided, in the case of a termination pursuant to this clause (a), that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by September 30, 2003;

        (b) the approval of HBC's stockholders required by Section 5.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof;

        (c) the approval of Univision's stockholders required by Section 5.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof;

        (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (d) shall have used all reasonable efforts to remove such injunction, order or decree; or

        (e) the FCC shall have issued an order or ruling or taken other action denying approval of the Transactions, and such order, ruling or other action shall have become final and non-appealable.

        6.3    Termination by HBC.    This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, before or after the adoption of this Agreement by the stockholders of Merger Sub or HBC or the approval of the stockholders of Univision contemplated hereby, by action of the board of directors of HBC

        (a) during the HBC Applicable Period, as contemplated by Section 4.1(b)(2)(ii);

        (b) if there has been a breach by Univision of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Univision Material Adverse Effect;

        (c) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Univision, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by HBC to Univision, and which would cause the condition set forth in Section 5.2(b) not to be able to be satisfied; or

        (d) if the board of directors of Univision shall have failed to recommend against a tender or exchange offer for the acquisition of 50 percent or more of Univision's outstanding capital stock within the time periods prescribed under Rule 14d-9 and Rule 14e-2 under the Exchange Act, or Univision shall have (i) entered into or recommended or been required to disclose a transaction, or proposal or offer, involving the acquisition, directly or indirectly, for consideration consisting of cash and/or securities, of 50% or more of the shares of Univision's capital stock then outstanding, voting securities representing 50% or more of the voting power of the then outstanding shares of Univision capital stock, or all or substantially all of the assets of Univision (a "Univision Acquisition Proposal"), other than an unsolicited Univision Acquisition Proposal that the board of directors of Univision is recommending against or with respect to which the board of directors of Univision has not yet taken a position (within the time period provided for in Rule 14d-9 or Rule 14e-2, if applicable) or (ii) entered into any agreement in respect of a Univision Acquisition Proposal.

Notwithstanding the foregoing, HBC's ability to terminate this Agreement pursuant to Section 6.3(a) is conditioned upon the prior payment by HBC of any amounts owed by it pursuant to Section 6.5(a)(1).

        6.4    Termination by Univision.    This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, before or after the adoption of this Agreement by the stockholders of HBC or Merger Sub or the approval of the stockholders of Univision contemplated hereby, by action of the board of directors of Univision, if

        (a) the board of directors of HBC shall have withdrawn or modified in a manner materially adverse to Univision its approval or recommendation of this Agreement or the Merger or shall have recommended, or failed to recommend against, an Alternative Proposal to HBC stockholders within the time periods prescribed under Rule 14d-9 and Rule 14e-2 under the Exchange Act; provided that Univision may not terminate this Agreement pursuant to this Section 6.4(a) after the HBC stockholder meeting required to be held pursuant to Section 4.3;

        (b) there has been a breach by HBC of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have an HBC Material Adverse Effect; or

        (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of HBC, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Univision to HBC, and which would cause the condition set forth in Section 5.3(b) not to be able to be satisfied.

        6.5    Effect of Termination and Abandonment.

        (a) If any person shall have made an Alternative Proposal for HBC and thereafter

          (1) this Agreement is terminated pursuant to Section 6.3(a) or Section 6.4(a) or

          (2) this Agreement is terminated pursuant to Section 6.2(b) after a public announcement of an Alternative Proposal before a meeting of HBC's stockholders and a definitive agreement with respect to an Alternative Proposal is executed, or approved by the board of directors of HBC, or an Alternative Proposal is consummated in each case, within one year after such termination, then HBC shall pay Univision a fee of $100 million which shall include all fees and expenses of Univision, and Univision shall have no further right to recoup any other amounts, which amount shall be payable by wire transfer of same day funds either on the date contemplated in the last sentence of Section 6.3 if applicable or, otherwise, within two business days after such amount becomes due. HBC acknowledges that the agreements contained in this Section 6.5(a) are an integral part of the Transactions, and that, without these agreements, Univision would not enter into this Agreement; accordingly, if HBC fails to promptly pay the amount due pursuant to this Section 6.5(a), and, in order to obtain such payment, Univision commences a suit which results in a judgment against HBC for the fee set forth in this Section 6.5(a), HBC must pay to Univision its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum or the maximum rate permitted by law, whichever is less.

        (b) If this Agreement is terminated and the Merger is abandoned pursuant to this ARTICLE VI, all obligations of the parties will terminate, except the obligations of the parties pursuant to this Section 6.5 and Section 4.12 and except for the provisions of ARTICLE VII. Moreover, if this Agreement is terminated pursuant to Section 6.3 or 6.4, nothing in this Agreement shall prejudice the ability of the non-breaching party from seeking damages from any other party for any willful breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity. Notwithstanding anything to the contrary in this Agreement, neither Univision nor HBC shall have any liability whatsoever solely as a result of any inability to deliver the certificate contemplated by Section 5.2(a) or Section 5.3(a), respectively, as to the truth and correctness of the representations and warranties of such party contained in this Agreement at the Effective Time. Termination of this Agreement will not terminate the obligations of any party under the Confidentiality Agreement.

        (c) In the event of a termination by HBC under 6.3(d), Univision shall pay to HBC a termination fee of $100 million within two business days after such termination.

        6.6    Extension, Waiver.    At any time before the Effective Time, any party hereto, by action taken by its board of directors, may, to the extent legally allowed,

        (a) extend the time for the performance of any of the obligations or other acts of the other parties,

        (b) waive any inaccuracies in the representations and warranties made to such party contained in this Agreement or in any document delivered pursuant hereto; or

        (c) subject to applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in writing signed on behalf of such party.

ARTICLE VII

GENERAL PROVISIONS

        7.1    Nonsurvival of Representations, Warranties and Agreements.    The representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided that the agreements contained in ARTICLE I, Section 4.13, Section 4.18, Section 4.23 and this ARTICLE VII will survive the Merger.

        7.2    Notices.    Any notice required to be given hereunder will be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Univision:	If to HBC:
1999 Avenue of the Stars Los Angeles, CA 90067	3012 Oak Lawn Avenue, Suite 215 Dallas, Texas 75219
Attention: C. Douglas Kranwinkle Telecopier No.: (310) 556-1526	Attention: McHenry T. Tichenor, Jr. Telecopier No.: (214) 525 7830
With copies to:	With copies to:
O'Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, CA 90067 Attention: Kendall R. Bishop Telecopier No.: (310) 246-6779	Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201 Attention: Michael D. Wortley Telecopier No.: (214) 999-7732

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

        7.3    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 4.13, Section 4.18, 4.23 and 5.2(d)(as to which Clear Channel Communications, Inc is a third party beneficiary), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        7.4    Entire Agreement.    This Agreement, the Exhibits, HBC Disclosure Letter, Univision Disclosure Letter, the Confidentiality Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

        7.5    Amendment.    This Agreement may be amended by the parties hereto, by action taken by their respective boards of directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of HBC, Merger Sub or Univision, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        7.6    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

        7.7    Counterparts.    This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this Agreement each signed by less than all, but together signed by all of the parties hereto.

        7.8    Headings.    Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

        7.9    Interpretation.    In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. "Knowledge" means the knowledge of the executive officers (as defined in the Exchange Act) of the applicable entity.

        7.10    Waivers.    Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder will not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

        7.11    Incorporation of Exhibits.    HBC Disclosure Letter, Univision Disclosure Letter and all Exhibits attached hereto and referred to in this Agreement are hereby incorporated in this Agreement and made a part of this Agreement for all purposes as if fully set forth in this Agreement.

        7.12    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        7.13    Enforcement of Agreement.    The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement was not performed in accordance with its specific terms or as otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware court, this being in addition to any other remedy to which they are entitled at law or in equity. In any such action for specific performance, no party will be required to post a bond.

        7.14    Subsidiaries.    As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

        7.15    Waiver Of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

        IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

UNIVISION COMMUNICATIONS INC.
By:	/s/ C. DOUGLAS KRANWINKLE Name: C. Douglas Kranwinkle Title: Executive Vice President
HISPANIC BROADCASTING CORPORATION
By:	/s/ MCHENRY T. TICHENOR, JR. Name: McHenry T. Tichenor, Jr. Title: Chairman, CEO & President
UNIVISION ACQUISITION CORPORATION
By:	/s/ C. DOUGLAS KRANWINKLE Name: C. Douglas Kranwinkle Title: Vice President & Secretary

ANNEX B

June 10, 2002

The Board of Directors
Univision Communications Inc.
1999 Avenue of the Stars
Suite 3050
Los Angeles, California 90067

Gentlemen:

        We understand that Univision Communications Inc., a Delaware corporation ("Univision" or the "Company"), is considering a transaction whereby the Company will acquire Hispanic Broadcasting Corporation, a Delaware corporation ("HBC" or the "Target"). Pursuant to the terms of a draft Agreement and Plan of Reorganization (the "Merger Agreement"), the Company will undertake a series of transactions whereby a wholly-owned subsidiary of the Company ("Univision Sub") will merge with and into the Target and the Target will become a wholly-owned subsidiary of the Company; provided that, in certain circumstances, the Transaction may be consummated as a forward subsidiary merger whereby the Target merges with and into Univision Sub and Univision Sub is the surviving corporation (such alternative transactions referred to herein as the "Transaction"). Pursuant to the terms of the Merger Agreement, upon consummation of the Transaction each issued and outstanding share of Class A Common Stock, $.001 par value per share, of HBC ("HBC Class A Common Stock") and each issued and outstanding share of Class B Common Stock, $.001 par value per share, of HBC ("HBC Class B Common Stock" and, together with the HBC Class A Common Stock, the "HBC Stock") will convert into the right to receive 0.85 shares of Class A Common Stock, $.01 par value per share, of Univision (the "Univision Class A Common Stock"). The Merger Agreement also contemplates that under specified circumstances each share of HBC Class B Common Stock will convert into the right to receive 0.85 shares of Class B Common Stock, $.01 par value per share, of Univision which shall have substantially the same rights and privileges as Univision Class A Common Stock, except that such Univision Class B Common Stock shall have limited voting rights and under specified circumstances each share of Univision Class B Common Stock shall be convertible into one (1) share of Univision Class A Common Stock (the "Univision Class B Common Stock" and, together with the Univision Class A Common Stock, the "Univision Stock"). The ratio of Univision Stock to be received for each share of HBC Stock as described in this paragraph is referred to herein as the "Exchange Ratio". The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested our opinion as to the fairness from a financial point of view to the Company of the Exchange Ratio.

        UBS Warburg LLC ("UBSW") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services. UBSW will also receive a fee upon delivery of this opinion. In the past, UBSW and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, UBSW, its successors and affiliates may trade and have traded securities of the Company and HBC for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. We express no opinion as to what the value of the Univision Stock will be when issued pursuant to the Merger Agreement or the prices at which it or the HBC Stock will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the Company and the Target will comply with all the material terms of the Merger Agreement.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Target, including financial forecasts for calendar years 2002 and 2003 prepared by Wall Street research analysts, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including financial forecasts for calendar year 2002 prepared by management of the Company and not publicly available, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Target, including financial forecasts for calendar year 2002 prepared by the management of the Target and not publicly available, (iv) conducted discussions with members of the senior management of the Company and the Target concerning the business and financial prospects of the Company and the Target, (v) reviewed publicly available financial and stock market data with respect to the Company, the Target and certain other companies in lines of business we believe to be generally comparable to those of the Company and the Target, (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) considered certain pro forma effects of the Transaction on the Company's financial statements and reviewed estimates of certain synergies prepared by Company management, (viii) reviewed drafts of the Merger Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

        In connection with our review, at your direction, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Target, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, pro forma effects and estimates of certain synergies referred to above, we have assumed, at your direction, that the average of the Wall Street research analysts' financial forecasts for the Company and the Target do not materially differ from the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies and that the financial forecasts, pro forma effects and estimates of certain synergies prepared by the management of each company have been prepared on a reasonable basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies. In addition, we have assumed with your approval that the future financial results and synergies referred to above will be achieved at the times and in the amounts projected. We have also assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company and/or the Target and the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

                      Very truly yours,

                      UBS WARBURG LLC

ANNEX C

CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue New York, NY 10010-3629	Telephone 212 325 2000

June 11, 2002

Board of Directors
Hispanic Broadcasting Corporation
3102 Oak Lawn Avenue
Suite 215
Dallas, TX 75219

Members of the Board:

        You have asked us to advise you with respect to the fairness to the holders of Class A Common Stock, par value $0.001 per share ("Company Class A Common Stock"), of Hispanic Broadcasting Corporation (the "Company"), from a financial point of view, of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Reorganization, dated as of June 11, 2002 (the "Merger Agreement"), by and among the Company, Univision Communications Inc. ("Univision") and Univision Acquisition Corporation, a wholly owned subsidiary of Univision (the "Sub"). The Merger Agreement provides for, among other things, the merger (the "Merger") of the Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of Univision (subject to the reversal of the direction of the merger as provided for in the Merger Agreement) and each outstanding share of Company Class A Common Stock will be converted into the right to receive 0.85 shares of Class A Common Stock, par value $0.01 per share ("Univision Common Stock"), of Univision (the "Exchange Ratio").

        In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Univision, as well as the Merger Agreement. We have also reviewed certain other information, including publicly available financial forecasts, provided to or discussed with us by the Company and Univision, and have met with the Company's and Univision's managements to discuss the business and prospects of the Company and Univision, respectively.

        We have also considered certain financial and stock market data of the Company and Univision, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and Univision and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the publicly available financial forecasts of Company and Univision referred to above, we have reviewed and discussed such forecasts with the managements of the Company and Univision, respectively, and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company and Univision, respectively. We have assumed, with your consent, that the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement therein and that in the course of obtaining any necessary regulatory and third party approvals and consents for the Merger, no delay, limitation, restriction or

C-1

condition will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Univision, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Merger as compared to other transactions or business strategies that may be available to the Company or the Company's underlying decision to engage in the Merger. We are not expressing any opinion as to the actual value of Univision Common Stock when issued to the holders of Company Class A Common Stock pursuant to the Merger or the prices at which such Univision Common Stock will trade at any time. As you are aware, in connection with our engagement, we held preliminary discussions with third parties interested in a possible transaction involving the Company prior to the date hereof.

        We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

        From time to time, we and our affiliates have provided and in the future we may provide, investment banking and other financial services to the Company and Univision, for which services we have received and expect to receive compensation. Additionally, a member of the Executive Board of Credit Suisse First Boston Corporation, is a member of the Board of Directors of the Company. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Univision for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        It is understood that this letter is for the information of Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Company Class A Common Stock from a financial point of view.

Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION
By:	/s/ MICHAEL A. WILDISH Michael A. Wildish Managing Director

C-2

QuickLinks

WHERE YOU CAN FIND ADDITIONAL INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SUMMARY SELECTED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE UNIVISION SPECIAL MEETING
THE HISPANIC BROADCASTING SPECIAL MEETING
THE MERGER
SUMMARY OF EXCHANGE RATIO ANALYSIS
THE AGREEMENT AND PLAN OF REORGANIZATION
OTHER AGREEMENTS
PROPOSAL TO APPROVE AMENDMENT OF ARTICLE FOURTH OF UNIVISION'S CERTIFICATE OF INCORPORATION
MARKET PRICE AND DIVIDEND DATA
UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS
Univision Communications Inc. Unaudited Pro Forma Condensed Combining Balance Sheet As of June 30, 2002
Univision Communications Inc. Unaudited Pro Forma Condensed Combining Statement of Income For the Twelve Months Ended December 31, 2001
Univision Communications Inc. Unaudited Pro Forma Condensed Combining Statement of Income For the Six Months Ended June 30, 2002
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS
Notes to Unaudited Pro Forma Condensed Combining Balance Sheet
Notes to Unaudited Pro Forma Condensed Combining Statement of Income
OWNERSHIP OF CAPITAL STOCK
DESCRIPTION OF UNIVISION CAPITAL STOCK
COMPARISON OF STOCKHOLDER RIGHTS
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
AGREEMENT AND PLAN OF REORGANIZATION
RECITALS
ARTICLE I THE MERGER
ARTICLE II REPRESENTATIONS AND WARRANTIES OF HBC
ARTICLE III REPRESENTATIONS AND WARRANTIES OF UNIVISION and MERGER SUB
ARTICLE IV COVENANTS
ARTICLE V CONDITIONS
ARTICLE VI TERMINATION
ARTICLE VII GENERAL PROVISIONS
  ANNEX B
  ANNEX C